File No. 333-290558

811-1978

Securities and Exchange Commission

Washington, D.C. 20549

Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	[X]
Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 1	[X]

AuguStar Variable Account A

(Exact Name of Registrant)

AuguStar Life Insurance Company

(Name of Depositor)

One Financial Way, Montgomery, Ohio 45242

(Address of Depositor’s Principal Executive Offices)

(513) 794-6100

(Depositor’s Telephone Number, including Area Code)

Manda Ghaferi, General Counsel

AuguStar Life Insurance Company

P.O. Box 237, Cincinnati, Ohio 45201

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Check each box that appropriately characterizes the Registrant:

[   ] New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)

[   ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))

[   ] If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act

[X] Insurance Company relying on Rule 12h-7 under the Exchange Act

[   ] Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

StarStream®

Flexible Premium Deferred Variable Annuity

Issued by Depositor

AuguStar® Life Insurance Company

in all states except in New York

AuguStar Variable Account A

Supplement dated May 18, 2026

to the

Prospectus and Summary Prospectus Dated May 18, 2026

This Rate Sheet Prospectus Supplement (“Rate Sheet Supplement”) applies if you elect an Optional Benefit. The Rate Sheet Supplement provides certain information contained in the above-referenced prospectus and summary prospectus. Please read and retain the Rate Sheet Supplement for future reference.

Certain terms used in this Rate Sheet Supplement have special meanings. If a special term is not defined in this Rate Sheet Supplement, it has the meaning given to it in the prospectus.

We are issuing this Rate Sheet Supplement to update “Are There Ongoing Fees and Expenses” in the “Important Information You Should Consider About the Contract” section of the prospectus and summary prospectus. This Rate Sheet Supplement also provides the following current values for the Level, Boost, Daily, and Protector Optional Benefits:

●	Optional Benefit Fee;
●	Maximum Protected Annual Withdrawal Rates;
●	Maximum Annual Optional Benefit Fee Adjustment;
●	Charge Freeze Period;
●	Roll-Up Rate;
●	Roll-Up Period; and
●	Deferral Credit Rates

Additionally, this Rate Sheet Supplement provides the following current values for the Protected Death Benefit:

●	Protected Death Benefit Fee;
●	Maximum Annual Protected Death Benefit Fee Adjustment; and
●	Protected Death Benefit Charge Freeze Period

After your Contract is issued, the percentages and terms listed above are guaranteed not to change for the life of your Contract, except for the Optional Benefit fee and Protected Death Benefit fee which may change after the contract is issued. You will be notified in writing by Us of any change in fee. This Rate Sheet Supplement replaces and supersedes any previous Rate Sheet Supplement and must be used in conjunction with the above-referenced prospectus and summary prospectus. If you need a copy of the current Rate Sheet Supplement, prospectus, or summary prospectus, please call Our Annuity Service Center at 888.925.6446 or visit Our website at www.augustarfinancial.com/starstream. These materials are also filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov, file number 333-290558. You may obtain historical Rate Sheet Supplements in the same manner. Previously offered terms from historical Rate Sheet Supplements will also be included in an appendix to the prospectus and available on www.augustarfinancial.com/starstream.

The rates and periods provided in this Rate Sheet Supplement apply to any application (including a spousal continuation form) signed on or after May 18, 2026, provided that this Rate Sheet Supplement remains in effect. If the application is signed after this Rate Sheet Supplement is no longer in effect, You will receive the terms that are in effect on the date that Your application is signed in Good Order.

It is important that you have the most current Rate Sheet Supplement as of the date you sign the application. This Rate Sheet Supplement has no specified end date and can be superseded at any time. If We supersede this Rate Sheet Supplement with a new Rate Sheet Supplement, the new Rate Sheet Supplement will be filed a minimum of 10 business days prior to its effective date on EDGAR at www.sec.gov, file number 333-290558.

Important Information You Should Consider About the Contract

Fees and Expenses				Location in Prospectus
Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that You may pay each year, depending on the investment options and Optional Benefit You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.			Fees and Expenses Table Fees and Charges the Company Deducts Appendix A – Investment Options Available under the Contract

	Annual Fee	Minimum	Maximum
	1. Base Contract	1.30%[1]	1.30%[1]
	2. Underlying Fund fees and expenses	0.50%[2]	1.49%[2]
	3. Optional Benefits available for an additional charge (for a single optional benefit, if elected)	1.50%[3]	2.50%[3]

1 As a percentage of the average daily net asset value in the Variable Portfolios.

2As a percentage of Underlying Fund average net assets, before any expense reimbursement or fee waiver arrangement.

3As a percentage of Protected Benefit Base.

Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add withdrawal charges during the withdrawal charge period that substantially increase costs.

Lowest Annual Cost: $ 1,443.35	Highest Annual Cost: $ 5,065.34

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive Underlying Fund fees and expenses

● No Optional Benefits

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of Optional Benefits and Underlying Fund fees and expenses

● No sales charges

● No additional Purchase Payments, transfers

or withdrawals

Level

Single/Joint
Optional Benefit Fee	1.50%
Maximum Annual Optional Benefit Fee Adjustment (per benefit year)	0.40%
Charge Freeze Period	5 years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in “The Optional Benefits” of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate as further explained in Optional Benefit Fee of “Fees and Charges of the Contract” of the prospectus.

Roll-Up Rate	Roll-Up Period
6.0%	10 years

Deferral Credit Period	Deferral Credit Rate Single	Deferral Credit Rate Joint
5+ years	0.40%	0.20%

Covered Life’s Age(1) (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income Amount(2))	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)
45-59	3.65%	3.15%
60-64	4.85%	4.35%
65-69	6.25%	5.75%
70-74	6.45%	5.95%
75-79	6.65%	6.15%
80+	6.70%	6.20%

(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. If the single option is elected, the Annuitant is the Covered Life. If the joint option is elected and the Annuitant and the Annuitant’s spouse are added as Covered Lives, then the younger Covered Life’s age will be used. The Maximum Protected Annual Withdrawal Rate is the same before and after the contract value reaches zero.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

Daily

Single/Joint
Optional Benefit Fee	1.50%
Maximum Annual Optional Benefit Fee Adjustment (per benefit year)	0.40%
Charge Freeze Period	5 years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in “The Optional Benefits” of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate as further explained in Optional Benefit Fee of “Fees and Charges of the Contract” of the prospectus.

Roll-Up Rate	Roll-Up Period
6.00%	10 years

Deferral Credit Period	Deferral Credit Rate Single	Deferral Credit Rate Joint
5+ years	0.40%	0.20%

Covered Life’s Age(1) (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment(2))	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)
45-59	3.25%	2.75%
60-64	4.45%	3.95%
65-69	5.85%	5.35%
70-74	6.05%	5.55%
75-79	6.25%	5.75%
80+	6.30%	5.80%
(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. If the single option is elected, the Annuitant is the Covered Life. If the joint option is elected and the Annuitant and the Annuitant’s spouse are added as Covered Lives, then the younger Covered Life’s age will be used. The Maximum Protected Annual Withdrawal Rate is the same before and after the contract value reaches zero.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

Protector

Single
Optional Benefit Fee	1.50%
Maximum Annual Optional Benefit Fee Adjustment (per benefit year)	0.40%
Charge Freeze Period	5 years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in “Optional Benefit” of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate as further explained in Optional Benefit Fee of “Fees and Charges of the Contract” of the prospectus.

Single
Protected Death Benefit Fee	0.50%
Maximum Annual Protected Death Benefit Fee Adjustment (per benefit year)	0.15%
Protected Death Benefit Charge Freeze Period	5 years

The Protected Death Benefit Fee is calculated as a percentage of the Protected Death Benefit Base (as defined in “The Optional Benefits” of the prospectus) and is deducted from the Contract Value. The initial Protected Death Benefit Fee Rate is guaranteed for the Protected Death Benefit Charge Freeze Period. Subsequently, the Protected Death Benefit Fee may change subject to the maximum rate as further explained in Protected Death Benefit Fee (Protector Only) of “Fees and Charges of the Contract” of the prospectus.

Roll-Up Rate	Roll-Up Period
6.00%	10 years

Deferral Credit Rate Single
5+ years	0.40%

Covered Life’s(1) Age (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment(2))	Maximum Protected Annual Withdrawal Rate
45-59	3.75%
60-64	4.30%
65-69	5.70%
70-74	5.90%
75-79	6.00%
80+	6.00%

(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. The Annuitant is the Covered Life. The Maximum Protected Annual Withdrawal Rate is the same before and after the contract value reaches zero.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

Boost

Single/Joint
Optional Benefit Fee	1.50%
Maximum Annual Optional Benefit Fee Adjustment (per benefit year)	0.40%
Charge Freeze Period	5 years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in “The Optional Benefits” of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate as further explained in Optional Benefit Fee in “Fees and Charges of the Contract” of the prospectus.

Roll-Up Rate	Roll-Up Period
6.00%	10 years

Deferral Credit Period	Contract Value is Greater than $0		Once Contract Value Reaches $0 For Reason Other Than Pre-Lifetime or Excess Withdrawal
	Deferral Credit Rate Single	Deferral Credit Rate Joint	Deferral Credit Rate Single	Deferral Credit Rate Joint
5+ years	0.40%	0.20%	0.20%	0.10%

Covered Life’s(1) Age (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment(2))	Contract Value is Greater than $0		Once Contract Value Reaches $0 For Reason Other Than Pre-Lifetime or Excess Withdrawal
	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)
45-59	4.50%	4.00%	3.00%	3.00%
60-64	5.75%	5.25%	3.00%	3.00%
65-69	8.70%	8.20%	3.50%	3.25%
70-74	8.95%	8.45%	3.50%	3.25%
75-79	9.20%	8.70%	3.50%	3.25%
80+	9.30%	8.80%	3.50%	3.25%
(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. If the single option is elected, the Annuitant is the Covered Life. If the joint option is elected and the Annuitant and the Annuitant’s spouse are added as Covered Lives, then the younger Covered Life’s age will be used.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

StarStream®

Flexible Premium Deferred Variable Annuity

Issued by Depositor

AuguStar® Life Insurance Company

in all states except in New York

AuguStar Variable Account A

Prospectus

May 18, 2026

StarStream® is an individual flexible premium deferred variable annuity contract (“Contract”) issued by AuguStar Life Insurance Company (the “Company”, “We”, “Our” and “Us”). This prospectus describes all material terms and material state variations of the Contract, including the investment options and Optional Benefits We currently offer. The Contract provides for the accumulation of retirement savings and income in addition to income protection for You and death benefits for Your Beneficiaries. You accumulate value by investing in the Variable Portfolios and Fixed Accounts listed in “Appendix A – Investment Options Available Under the Contract.”

This prospectus explains the Contract’s key features, benefits, rights, and obligations, current as of the date above. If material terms change later, updates will appear in a supplement. Please read this prospectus and any supplements, including the accompanying Rate Sheet Supplement, carefully.

The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment. It is not suitable for investors needing ready access to cash. Withdrawals may trigger withdrawal charges, fees, taxes, and tax penalties. Optional Benefits contain limitations on withdrawals that, if exceeded, may have a significant negative impact on the value of the benefit and may cause the benefit to terminate prematurely.

Our ability to meet Contract obligations depends on Our financial strength and claims-paying capacity.

If You are a new investor in the Contract, You may cancel Your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, You will receive either a full refund of the amount You paid with Your application or Your total Contract Value. You should review this prospectus, or consult with Your investment professional, for additional information about the specific cancellation terms that apply.

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

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The Contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

If You have questions about Your Contract, call Your financial representative or contact Us at 888.925.6446, visiting www.augustarfinancial.com/starstream, or writing Us at One Financial Way, Montgomery, Ohio 45242.

2

Table of Contents

Glossary	5
Overview of the Contract	9
Purpose	9
Phases of the Contract	9
Contract Features	10
Important Information You Should Consider About the Contract	12
Fees and Expenses Table	16
Transaction Expenses	16
Annual Contract Expenses	16
Annual Underlying Funds Expenses	18
Buying the Contract	18
Purchasing the Contract	18
Crediting of Purchase Payments	20
Allocation of Purchase Payments	20
Right to Examine Period	21
Making Withdrawals: Accessing Your Money in Your Contract	21
Accessing Your Money	21
Required Minimum Distributions (“RMD”)	23
Systematic Withdrawals	24
Benefits Available Under the Contract	26
Optional Benefits Available for Election	26
Standard Benefits (included in the Contract at no additional charge)	30
Optional Benefits	31
Overview of Optional Benefits	31
Pre-Lifetime Withdrawal	34
Protected Lifetime Withdrawal	35
Protected Lifetime Income	36
Maximum Protected Annual Withdrawal (MPAW)	37
Deferral Credit	38
Impact of Excess Withdrawals on the Optional Benefits	39
Spousal Continuation of the Optional Benefit	40
Termination of the Optional Benefit	42
Standard Benefits Included in the Contract	47
Return of Purchase Payment Death Benefit	48
Enhanced Dollar Cost Averaging	50
Rebalancing	51
Spousal Continuation	51
Fees and Charges of the Contract	52
Base Contract Fee	53
Annual Contract Fee	53

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Transfer Fee	53
Withdrawal Charge	53
Free Withdrawal Amount	54
Premium Taxes	55
Optional Benefit Fee	55
Principal Risks of Investing in the Contract	58
The Contract in General	61
Determining the Contract Value	64
Accumulation Unit Value	65
Purchase, Transfer or Redemption Orders	68
Income Phase	69
Federal Income Taxes	73
Investment Options	77
Fixed Accounts	77
Variable Portfolios	80
Voting Rights	82
Important Information	82
AuguStar Life Insurance Company	82
AuguStar Variable Account A	83
Principal Underwriter	83
Financial Statements	84
Legal Proceedings	84
Appendix A – Investment Options Available Under the Contract	85
Appendix B – Optional Benefit Investment Requirements	90
Appendix C – Contract Types and Tax Information	93
Appendix D – Optional Benefit Examples	99
Appendix E – State Availability and/or Variations	105

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Glossary

We have capitalized some of special terms that are used in this prospectus. Additional special terms are defined elsewhere in the prospectus, including in the “Optional Benefits – Glossary”.

Accumulation Units – A unit of measure used to compute the variable portion of Your Contract Value during the accumulation phase.

Annuitant – The natural person whose life is used to determine the Annuity Income Payments on the Annuity Payout Date and when any death benefit will be paid under this Contract.

Annuity Payout Date – The date on which Annuity Income Payments begin.

Annuity Income Payments – income payment(s) the payee receives under the available annuity options after You annuitize Your Contract.

Beneficiary – The person(s) or entity(ies) designated by the owner to receive the death benefit, if any.

Contract Value – the sum of: (a) Your share of the Variable Portfolios’ Accumulation Values; and (b) the value of amounts, if any, allocated to any available Fixed Account Option(s).

Death Benefit Adjustment - An amount, if any, by which adjusted Purchase Payments exceed the Contract Value for purposes of determining the return of purchase payment death benefit.

Fixed Account – An account, if available, in which You may invest Purchase Payments and earn a fixed rate of return and is an obligation of the general account.

Enhanced Dollar Cost Averaging (EDCA) – An automatic transfer program under which a specified dollar amount or percentage of Contract Value is systematically transferred from the EDCA Fixed Account to one or more eligible Variable Portfolios on a periodic basis.

Good Order – The necessary, complete, and accurate forms and/or information that You are required to provide to Us so that We may complete a requested transaction.

Guaranteed Minimum Interest Rate – The minimum interest rate guaranteed to be credited to any available Fixed Account.

Latest Annuity Payout Date – The date upon which Annuity Income Payments must begin or that the Contract Value must be fully withdrawn. The Latest Annuity Payout Date is based on the Annuitant’s date of birth.

5

Market Close – The close of the New York Stock Exchange (“NYSE”) on business days, excluding holidays, usually at 4:00pm Eastern Time. A business day is considered a day other than a Saturday, Sunday, federal holiday, or a day when the NYSE is officially closed.

Optional Benefit – A benefit that You may elect, designed to help create guaranteed withdrawals or income for life and provide some protection against certain financial risks. An Optional Benefit may provide a death benefit that does not reduce for certain withdrawals.

Purchase Payments – The money You give Us to buy and invest in the Contract.

Rate Sheet Supplement – A supplement to the prospectus that provides the terms for the Optional Benefits when You purchase the Contract.

Separate Account– AuguStar Variable Account A (“VAA”), a segregated asset account maintained by Us separately from Our general account. The Separate Account consists of Variable Portfolios investing in shares of Underlying Funds.

Trust(s) – Collectively refers to the AuguStar® Variable Insurance Products Fund, Inc, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Funds Insurance Series®, Fidelity® Variable Insurance Products, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Variable Insurance Portfolios, Janus Aspen Series, MFS® Variable Insurance Trust, and PIMCO Variable Insurance Trust.

Underlying Fund – The underlying investment portfolios of the Trusts in which a Variable Portfolio invests.

Valuation Period – The period of time from determination of one Accumulation Unit value or annuity unit value to the next determination. A Valuation Period usually ends at Market Close. The Valuation Period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation Unit value and annuity unit values for each annuity period are determined at the end of that Valuation Period.

Variable Portfolio(s) – A variable investment option available under the Contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

We, Us, Our, the Company, AuguStar, AuguStar Life – AuguStar Life Insurance Company.

You, Your – The owner.

6

Optional Benefits Glossary

Below is a glossary of Optional Benefit terms offered in the Contract.

Benefit Date – The date that an Optional Benefit becomes effective.

Benefit Date Anniversary – A reoccurring date that occurs on the same date monthly, quarterly (a consecutive three (3) month period), or yearly from the Benefit Date.

Benefit Year – Beginning on the Benefit Date, each one year period (365 days) that an Optional Benefit remains in-force.

Charge Freeze Period – The period in which We guarantee that the Optional Benefit Fee will not change.

Covered Life(ves) – The person or persons whose lifetime withdrawals or income are guaranteed.

Deferral Credit Rate – A percentage added to the Maximum Protected Annual Withdrawal Rate, if withdrawals are deferred for the Deferral Credit Period(s).

Deferral Credit Period – The period(s) of time after which the Deferral Credit Rate will be applied if withdrawals are deferred.

Excess Withdrawal – Any withdrawal that is taken in a Benefit Year after the Protected Lifetime Withdrawal Period has commenced and exceeds the greater of the Maximum Protected Annual Withdrawal or the required minimum distribution amount calculated by the Company. An Excess Withdrawal will cause the Protected Benefit Base and the Maximum Protected Annual Withdrawal to be reduced and may result in termination of the Optional Benefit and the Contract.

Investment Requirements – If You elect an Optional Benefit, You must be invested in accordance with certain requirements outlined in “Appendix B – Optional Benefit Investment Requirements.”

Maximum Annual Optional Benefit Fee Adjustment – The maximum rate the Optional Benefit Fee may be adjusted by in any Benefit Year, after the Charge Freeze Period.

Maximum Annual Protected Death Benefit Fee Adjustment – The maximum rate the Protected Death Benefit Fee may be adjusted by in any Benefit Year, after the Protected Death Benefit Charge Freeze Period.

Maximum Optional Benefit Fee – The maximum rate that the Optional Benefit Fee may be increased to, after the Charge Freeze Period.

Maximum Protected Annual Withdrawal (MPAW) – The maximum amount that may be withdrawn or taken as income each Benefit Year after entering the Protected Lifetime Withdrawal Period or the Protected Lifetime Income Period.

Maximum Protected Annual Withdrawal Rate (“MPAW Rate”) – The percentage used to calculate the MPAW amount; it is an age-based percentage that is locked in at the commencement of the Protected Lifetime Withdrawal Period and/or the Protected Lifetime Income Period.

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Maximum Protected Death Benefit Fee – The maximum rate that the Protected Death Benefit Fee may be increased to, after the Protected Death Benefit Charge Freeze Period.

Optional Benefit Fee – The fee assessed for providing an Optional Benefit.

Pre-Lifetime Withdrawal – A one-time only withdrawal election to have the withdrawal not treated as a Protected Lifetime Withdrawal. This must be taken, if at all, prior to the Protected Lifetime Withdrawal Period. Pre-Lifetime Withdrawal will cause the Protected Benefit Base and the Maximum Protected Annual Withdrawal to be reduced.

Protected Benefit Base – The value used to determine the fee and the maximum amount that may be withdrawn or taken as income each Benefit Year after entering the Protected Lifetime Withdrawal Period or the Protected Lifetime Income Period.

Protected Death Benefit – A death benefit equal to the greater of the Protected Death Benefit Base or the Contract Value.

Protected Death Benefit Base – The value used to determine the Protected Death Benefit.

Protected Death Benefit Charge Freeze Period - The period in which We guarantee that the Protected Death Benefit Fee will not change.

Protected Death Benefit Fee – The fee assessed for providing the Protected Death Benefit, in addition to the Optional Benefit Fee.

Protected Lifetime Withdrawal – Any withdrawal amounts up to the greater of the MPAW or required minimum distributions (RMD) amount, as applicable for a Benefit Year during the Protected Lifetime Withdrawal Period.

Protected Lifetime Withdrawal Period – The period that begins when the first Protected Lifetime Withdrawal is taken and continues until the Optional Benefit enters the Protected Lifetime Income Period or is terminated.

Protected Fixed Account – A Fixed Account available only with the Optional Benefits, to which You are required to allocate to, and which earns a fixed rate of return.

Protected Lifetime Income Period – The period beginning at the earlier of the date the Contract Value is reduced to zero (0) not due to Excess Withdrawals or the Latest Annuity Payout Date during which the Protected Lifetime Income Amount is paid.

Protected Lifetime Income Amount – The annual income amount paid during the Protected Lifetime Income Period that is equal to the MPAW amount.

Roll-Up Base – A calculation value used to determine the Protected Benefit Base which is in turn used to determine the guaranteed withdrawal and income amounts that may be increased by a simple interest rate during a limited period if required conditions are met.

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Roll-Up Calculation Base – The initial Protected Benefit Base plus any subsequent Purchase Payments and reduced proportionally for the Pre-Lifetime Withdrawal or any Excess Withdrawals.

Roll-Up Period – Beginning on the Benefit Date, the maximum period of time that the Roll-Up Rate will apply.

Roll-Up Rate – The simple interest rate used to calculate the roll-up during the Roll-Up Period provided no withdrawals (except the Pre-Lifetime Withdrawal) have occurred during the twelve-month period that follows the prior yearly Benefit Date Anniversary.

Step-Up Base – A calculation value used to determine the Protected Benefit Base which is in turn used to determine the guaranteed withdrawal and income amounts that may be reset to a higher Contract Value on applicable Benefit Date Anniversaries.

Overview of the Contract

Purpose

This Contract is designed to help You save for retirement or other long-term goals by offering a range of investment options during the accumulation phase.

It can also provide:

●	A Death Benefit to protect Your chosen Beneficiaries.
●	Optional Benefits that provide for lifetime withdrawal and income guarantees, subject to conditions.
●	Annuity Income Payments that can provide steady income during retirement.

This Contract is best suited for people with long-term financial goals. It may not be appropriate for You if You expect to need Your money in the short term.

Phases of the Contract

The Contract has two phases: (1) an accumulation (savings) phase, prior to the Annuity Payout Date; and (2) an income phase, after the Annuity Payout Date.

Accumulation Phase. To help You accumulate assets during the accumulation phase, You can invest Your Purchase Payments and Contract Value in:

●	Variable Portfolios available under the Contract, each of which invests in an Underlying Fund with its own investment objective, strategies, and risks; investment advisor(s); expense ratio; and performance history; and
●	Fixed Account(s), if available, which guarantees principal and a minimum interest rate.

Additional information about each Variable Portfolio and Fixed Account is provided in “Appendix A – Investment Options Available Under the Contract.”

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Income Phase. You can start the income phase by electing to annuitize Your Contract and turn Your Contract Value into a stream of income payments (Annuity Income Payments). Annuitizing Your Contract ends the accumulation phase. At the time of annuitization, You will elect the duration of the Annuity Income Payments—either for a fixed period of time or for the duration of the last Annuitant’s life. You also elect whether the Annuity Income Payments will be fixed or variable. After annuitization begins, the only value associated with the Contract is the Annuity Income Payments. Additionally, once the Contract is annuitized, there is no death benefit. This means that upon the death of the last Annuitant, all payments stop and the Contract terminates, unless the particular annuitization option provides otherwise. If You elect an Optional Benefit, You may enter the income phase by annuitizing the Contract; however, Your Optional Benefit will terminate, and Your remaining Contract Value will be applied to the selected annuity option. If Your Contract is still in the accumulation phase on the Latest Annuity Payout Date, Your Optional Benefit will automatically enter the Protected Lifetime Income Period and Your remaining Contract Value will be forfeited to Us. Alternatively, You could elect to annuitize Your Contract and apply Your remaining Contract Value to an annuity option. You can also make a full withdrawal of the Contract Value on the Latest Annuity Payout Date, if the Contract is still in the accumulation phase and if the withdrawal request is received by Market Close by or before the Latest Annuity Payout Date in Good Order.

Contract Features

Enhanced Dollar Cost Averaging. At no additional charge, You may participate in Enhanced Dollar Cost Averaging, which automatically transfers a dollar amount or percentage of money from the EDCA Fixed Account to pre-selected Variable Portfolios. Please refer to Enhanced Dollar Cost Averaging in “Standard Benefits Included in the Contract”. Certain restrictions apply.

Deposits to the Account. You can apply additional Purchase Payments to the Contract until the Annuity Payout Date, subject to certain restrictions. Please refer to “Buying the Contract”.

Withdrawals from the Contract. You can withdraw some or all of Your Contract Value at any time prior to annuitization, subject to certain restrictions. A withdrawal charge may apply, as well as taxes and tax penalties. Withdrawals may also reduce the value of Your Contract’s benefits (including the death benefit and any Optional Benefit), by an amount that could be greater than the amount withdrawn and could result in the termination of the benefit. After annuitization, withdrawals are not permitted unless otherwise specified by the applicable annuity option.

Standard Death Benefit. If the Annuitant dies during the accumulation phase, the Beneficiary will receive the return of purchase payment death benefit which offers the greater of the (a) Contract Value or (b) Purchase Payments proportionally reduced for withdrawals. There is no additional charge for this death benefit.

Spousal Continuation. If the surviving spouse chooses to continue the Contract and becomes the sole owner and Annuitant, the surviving spouse’s Beneficiary will receive the death benefit upon the death of the surviving spouse, subject to certain conditions. Please refer to Spousal Continuation in “Standard Benefits Included in the Contract”.

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Tax Deferral. Your Purchase Payments accumulate earnings, if any, on a tax-deferred basis. This means Your earnings are not taxed until You take money out of Your Contract, such as when (1) You take a withdrawal; (2) You receive an Annuity Income Payment (or Protected Lifetime Income Amount under an Optional Benefit), or (3) upon payment of a death benefit.

Rebalancing. At no additional charge, You can elect to automatically reallocate Your Contract Value among Your Variable Portfolios periodically to maintain Your selected allocation percentages. Please refer to Rebalancing in “Standard Benefits Included in the Contract”. Certain restrictions apply.

Systematic Withdrawal. At no additional charge, You can elect to receive periodic withdrawals from Your Contract on a monthly, quarterly, semi-annual, or annual basis. Please refer to Systematic Withdrawals in “Making Withdrawals: Accessing Your Money in Your Contract”. Certain restrictions apply.

Optional Benefits. For an additional charge, You may elect one of four optional guaranteed lifetime withdrawal benefits. If You follow the applicable rules, each Optional Benefit provides for guaranteed withdrawals each year for life (the Protected Lifetime Withdrawal) or a guaranteed income each year for life after Your annuity Contract Value is zero or You reach the Latest Annuity Payment Date (the Protected Lifetime Income Amount). Each Optional Benefit also includes a deferral credit feature. If You wait until the end of a specified period (the Deferral Credit Period) to take Your first withdrawal (a Protected Lifetime Withdrawal), You may be eligible to increase the maximum amount of Your annual permitted withdrawals by a Deferral Credit Rate, thereby increasing the amount of Your withdrawals.

You may elect only one Optional Benefit at Contract issue and upon spousal continuation, if available. The four Optional Benefits from which You can choose one, are:

●	Level – Provides a consistent, level amount of lifetime withdrawals and income.
●	Daily – Provides a consistent level amount of lifetime withdrawals and income with potential additional benefits as a result of quarterly step-ups looking back at the previous quarter’s daily values.
●	Boost – Provides a consistent level amount of lifetime withdrawals and income with higher withdrawals than income payments.
●	Protector – Provides a consistent level amount of lifetime withdrawals and income with an enhanced death benefit.

Protected Death Benefit. If You elect the Protector Optional Benefit for an additional charge, it will include an enhanced death benefit (Protected Death Benefit) that replaces the standard death benefit. There is a second additional charge associated with the Protected Death Benefit. Under the Protected Death Benefit, Protected Lifetime Withdrawals will not reduce the death benefit’s guarantee.

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Important Information You Should Consider About the Contract

Fees, Expenses, and Adjustments	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?	Yes. If You withdraw money from the Contract within 7 years after Your last Purchase Payment, a withdrawal charge may apply. The maximum withdrawal charge is 8%, as a percentage of Purchase Payments withdrawn. For example, if You make an early withdrawal, You could pay a withdrawal charge of up to $8,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.	Fees and Expenses Table Fees and Charges the Company Deducts – Withdrawal Charge
Are There Transaction Charges?	Yes. In addition to withdrawal charges, You may be charged for other transactions. You will be charged for each transfer after the first 25 transfers in any Contract year during the accumulation phase. There may be taxes on Purchase Payments.	Fees and Expenses Table Fees and Charges the Company Deducts – Transfer Fee
Are There Ongoing Fees and Expenses?

Yes. The table below describes the fees and expenses that You may pay each year, depending on the investment options and Optional Benefits You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.

Fees and Expenses Table Fees and Charges the Company Deducts Appendix A – Investment Options Available under the Contract
	Annual Fee	Minimum	Maximum
	1. Base Contract	1.31%[1]	1.31%[1]
	2. Underlying Fund fees and expenses	0.50%[2]	1.49%[2]
	3. Optional Benefits available for an additional charge (for a single optional benefit, if elected)	See Rate Sheet Supplement [3]	See Rate Sheet Supplement [3]

1 As a percentage of the average daily net asset value in the Variable Portfolios.

2 As a percentage of Underlying Fund average net assets, before any expense reimbursement or fee waiver arrangement.

3 As a percentage of Protected Benefit Base.

Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add withdrawal charges during the withdrawal charge period that substantially increase costs.

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Lowest Annual Cost: See Rate Sheet Supplement	Highest Annual Cost: See Rate Sheet Supplement

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive Underlying Fund fees and expenses

● No Optional Benefits

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of Optional Benefits and Underlying Fund fees and expenses

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

RISKS
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract.	Principal Risks of Investing in the Contract
Is this a Short-Term Investment?	No. This Contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. Withdrawals from the Contract may result in withdrawal charges, taxes, and tax penalties. Withdrawals could significantly reduce the value of Your Contract and also significantly reduce or terminate Contract benefits. Tax deferral and long-term income are generally more beneficial to long-term investors.	Principal Risks of Investing in the Contract
What Are the Risks Associated with the Investment Options?	The Contract is subject to risk of poor investment performance and can vary depending on the performance of the Variable Portfolios. The Variable Portfolios each have their own unique risks. Investors should review the available investment options before making an investment decision.	Principal Risks of Investing in the Contract More Information – Investment Options
What Are the Risks Related to the Insurance Company?	An investment in the Contract is subject to risks related to Us, AuguStar Life Insurance Company. Any obligations (including under the Fixed Accounts), guarantees, and benefits of the Contract are subject to the claims-paying ability of AuguStar Life. More information about AuguStar Life, including Our financial strength ratings, is available upon request by calling Us at 888.925.6446.	AuguStar Life Insurance Company Principal Risks of Investing in the Contract

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RESTRICTIONS
Are There Restrictions on the Investment Options?	Yes. There are restrictions that may limit the investment options that You may choose. We reserve the right to limit Your allocation of Purchase Payments to no more than 25 of the available investment options with prior written notice. We reserve the right to add, remove, or substitute Variable Portfolios. The minimum transfer amount is $300 unless the Variable Portfolio balance is less than $300, then the entire balance in that Variable Portfolio may be transferred. Your ability to transfer amounts from and to the Fixed Accounts, if available, may be restricted. We reserve the right to refuse or limit subsequent Purchase Payments.	More Information – Investment Options Principal Risks of Investing in the Contract Appendix A – Investment Options Available under the Contract
Are There any Restrictions on Contract Benefits?

Yes. There are restrictions and limitations relating to benefits offered under the Contract (e.g., death benefits, Optional Benefits). Except as otherwise provided, a benefit may not be modified or terminated by the Company.

Optional Benefits are subject to Investment Requirements that limit or restrict the investment options available. If You elect an Optional Benefit, You may be required to invest a certain percentage of Your Purchase Payment and/or Contract Value in certain Variable Portfolios and the Protected Fixed Account. We reserve the right to modify any Investment Requirements in the future for prospectively issued Contracts.

We reserve the right to discontinue offering any Optional Benefit for new Contracts. We reserve the right to refuse or limit subsequent Purchase Payments, and We reserve the right to prohibit or limit additional Purchase Payments under certain benefits.

Withdrawals may significantly reduce the value of Your Contract benefits, including the death benefit.

Withdrawals that exceed limits specified by the terms of an Optional Benefit may reduce the Protected Benefit Base by an amount greater than the value withdrawn, and/or could terminate the Optional Benefit.

Benefits Available Under the Contract Optional Benefits Standard Benefits Principal Risks of Investing in the Contract Appendix B – Optional Benefit Investment Requirements
TAXES
What Are the Contract’s Tax Implications?	Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract. If the Contract is purchased through a tax-qualified plan or individual retirement account (IRA), there is no additional tax benefit. Earnings in the Contract are taxed at ordinary income tax rates at the time of withdrawal and there may be tax penalties if withdrawals are taken before You reach age 59 ½.	Taxes

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CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?	Your financial professional may receive compensation for selling this Contract to You in the form of commissions, revenue sharing, and other compensation programs. Accordingly, Your financial professional may have a financial incentive to offer or recommend this Contract over another investment. You should ask Your financial professional about how they are compensated.	More Information – Distribution of the Contract
Should I Exchange My Contract?	Some financial professionals have a financial incentive to offer an investor a new Contract in place of the one the investor already owns. An investor should only exchange a Contract if the investor determines, after comparing the features, fees, and risks of both Contracts, and any fees or penalties to terminate the existing Contract, that it is preferable for the investor to purchase the new Contract rather than continue to own the existing Contract.	More Information – Distribution of the Contract
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Fees and Expenses Table

The tables below describe the fees and expenses You will pay when You buy, own, and make a full or partial withdrawal from an investment option or Your Contract. Please refer to Your Contract’s specification page for information about the specific fees You will pay each year based on the options You have elected.

The first table describes the fees and expenses You will pay at the time You buy the Contract, make a full or partial withdrawal from an investment option or Your Contract, or transfer Contract Value between investment options. Charges designed to approximate certain taxes that may be imposed on Us, such as premium taxes in Your state, may also apply.

Transaction Expenses

Withdrawal Charge (as a percentage of Purchase Payments Withdrawn)(1)	8%
Transfer Fee(2)	$25

(1)	The withdrawal charge applies as follows:

Number of completed years from date of Purchase Payment	0	1	2	3	4	5	6	7+
Withdrawal charge Rate	8%	8%	7%	6%	5%	4%	3%	0%

The withdrawal charge is deducted from the withdrawal amount paid. The withdrawal will reduce Your Contract Value dollar for dollar proportionally from the applicable investment options.

The Contract allows a limited amount of Contract Value to be withdrawn annually without a withdrawal charge. Please refer to Free Withdrawal Amount in the “Fees and Charges of the Contract” section. The maximum amount You can take as a withdrawal annually without a withdrawal charge is the greatest of: (1) 10% of Purchase Payments that are still subject to a withdrawal charge; (2) any amount withdrawn to meet required minimum distributions; or (3) for those Contracts with an Optional Benefit, withdrawals up to the MPAW.

(2) We permit 25 free transfers between Your Variable Portfolios each Contract year. This limit does not apply for transfers made pursuant to Our Enhanced Dollar Cost Averaging program or Our Rebalancing program. We may charge You $25 for each additional transfer over 25 in a Contract year.

The next table describes the fees and expenses that You will pay each year during the time that You own the Contract (not including Underlying Fund fees and expenses). If You choose to purchase an Optional Benefit, You will pay additional charges, as shown below.

Annual Contract Expenses

Annual Contract Fee (1)	$50
Base Contract Expenses (as a percentage of daily net assets in the Variable Portfolios)	1.30%
Optional Benefit Fees as a percentage of the Protected Benefit Base(2) (3)
Daily – Single Covered Life	2.50%
Daily – Joint Covered Lives	2.50%
Level – Single Covered Life	2.50%
Level – Joint Covered Lives	2.50%
Protector – Single Covered Life (4)	2.50%
Boost – Single Covered Life	2.50%
Boost – Joint Covered Lives	2.50%
Optional Death Benefit Fee as a percentage of the Protected Death Benefit Base (5)
Protected Death Benefit Single covered Life (4)	1.50%

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(1)	A $50 Annual Contract Fee is assessed on each Contract anniversary and upon full withdrawal of the Contract. This charge reimburses Us for administrative fees involved in issuing and maintaining the Contract. If on any Contract anniversary (or on the date of a full withdrawal) the Contract Value is $50,000 or more, We will waive the Annual Contract Fee.

(2)	This table discloses the guaranteed maximum charge for each Optional Benefit. For new Optional Benefit elections, current charges for the Optional Benefits are disclosed in the Rate Sheet Supplement. During the Charge Freeze Period, We will not increase the Optional Benefit fee. Thereafter, We may increase the Optional Benefit Fee by the Maximum Annual Optional Benefit Fee Adjustment amount up to the Maximum Optional Benefit Fee as identified in the Rate Sheet Supplement. More information about the Charge Freeze Period and adjustment to the Maximum Optional Benefit Fee may be found in Optional Benefit Fee of “Fees and Charges of the Contract”. You may elect only one Optional Benefit.

Other than increases to the Protected Death Benefit Fee, You can opt out of the fee increase. If You choose to opt out of a fee increase, there will be no future benefit feature increases (such as roll-ups, step-ups, and Deferral Credit Rates). If an Optional Benefit is terminated, the fee(s) for the benefit will no longer be charged.

(3)	The Protected Benefit Base is a value used to determine Your Protected Lifetime Withdrawals and Protected Lifetime Income Amounts and the fees for Your Optional Benefits. It is adjusted over time by Purchase Payments, step-ups, or roll-ups and reduced proportionally by Excess and Pre-Lifetime Withdrawals. It is not the same as Your Contract Value. Please refer to the Protected Benefit Base in “Optional Benefits”. During the Charge Freeze Period, We will not increase the Protected Death Benefit fee.

(4)	Protector and the Protected Death Benefit are not available for Joint Covered Lives. If You elect Protector, You will pay both the Optional Benefit Fee and the Protected Death Benefit Fee. The Protected Death Benefit Fee is only applicable to Protector. You cannot opt out of increases to the Protected Death Benefit Fee.

(5)	The Protected Death Benefit Base is a value used to determine Your Protected Death Benefit. It is not the same as Your Contract Value. Please refer to Protector in “Optional Benefits”.

The next table shows the minimum and maximum total operating expenses charged by the Underlying Funds that You may pay periodically during the time that You own the Contract. Expenses shown may change over time and may be higher or lower in the future. A complete list of Underlying Funds available under the Contract, including their annual expenses, may be found at the back of this document. Please refer to “Appendix A – Investment Options Available Under the Contract”.

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Annual Underlying Funds Expenses

	Minimum	Maximum
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.50%	1.49%

Example

This Example is intended to help You compare the cost of investing in the Variable Portfolios with the cost of investing in other annuity Contracts that offer variable options. These costs include transaction expenses, annual Contract expenses, and annual Underlying Fund expenses.

The Example assumes all Contract Value is allocated to the Variable Portfolios. Your costs could differ from those shown below if You invest in Fixed Accounts.

The Example assumes that You invest $100,000 in the Variable Portfolios for the time periods indicated. The Example also assumes that Your investment has a 5% return each year and assumes the most expensive combination of annual Underlying Fund expenses and Optional Benefits available for an additional charge. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

	1 year	3 years	5 years	10 years
If You fully withdraw Your Contract at the end of the applicable time period	$12,790	$22,390	$32,451	$72,676
If You annuitize at the end of the applicable time period	$4,790	$15,390	$27,451	$72,676
If You do not fully withdraw Your Contract	$4,790	$15,390	$27,451	$72,676

Buying the Contract

Purchasing the Contract

To purchase the Contract, You must submit Your initial Purchase Payment and required paperwork in Good Order to Us through a financial professional. All Contracts must have a single Annuitant.

If You do not elect an Optional Benefit, the minimum and maximum age (determined at the time the application(s) is signed) based on the Annuitant is 18-85 years old.

If You elect an Optional Benefit, the minimum and maximum ages (determined at the time the application(s) is signed) to issue the Contract are as follows:

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Single Covered Life

	Minimum Age (based on the Covered Life)	Maximum Age (based on the Covered Life)
Level, Daily, and Boost	45	85
Protector	45	75

For a single Covered Life, the Covered Life is the Annuitant who must be the owner.

Joint Covered Lives

	Minimum Age (based on the younger Covered Life)	Maximum Age (based on the older Covered Life)
Level, Daily, and Boost	45	85
Protector	N/A	N/A

For joint Covered Lives, the Covered Lives are the Annuitant and their spouse on the Benefit Date. The spouse must be named joint owner or the primary Beneficiary. The Contract will be issued based on the Annuitant’s age; however, the minimum age eligibility will be based on the younger Covered Life, and the maximum age eligibility will be based on the older Covered Life.

Minimum Purchase Payments

You must make an initial Purchase Payment to purchase the Contract. Your initial Purchase Payment will be Your initial investment in the Contract. After the Contract is issued, during the accumulation phase, You can make subsequent Purchase Payments, which would be additional investments in the Contract.

The table below shows the Purchase Payment minimums under the Contract.

	Minimum Initial Purchase Payment	Minimum Subsequent Purchase Payment	Minimum Automatic Bank Draft Subsequent Purchase Payment
Qualified Contracts	$10,000	$300	$300
Non-Qualified Contracts	$10,000	$500	$300

The maximum Purchase Payment is $1,000,000 without Our approval. The maximum Purchase Payment is measured per life, which includes the Annuitant, You (and a joint Owner, if applicable). The $1,000,000 per life limit is measured across all variable annuities issued by Us.

If an Optional Benefit is elected, additional Purchase Payments after the first year Benefit Anniversary will be limited to $50,000 per Benefit Year without Our prior approval. In addition, the total Protected Benefit Base for a Covered Life cannot exceed $10 million (the “Optional Benefit Maximum”). This limit applies in aggregate across all Contracts with a guaranteed living benefit You have with Us and Our affiliates, including Contracts issued prior to January 2026. We may limit the additional Purchase Payments to Your Contract.

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Crediting of Purchase Payments

Initial Purchase Payment. Upon acceptance of Your application(s), if all information necessary for issuing a Contract and processing Your initial Purchase Payment is in Good Order before Market Close, We will credit the Purchase Payment to Your Contract based on the Accumulation Unit value that day. If We receive all information necessary for issuing a Contract and processing Your initial Purchase Payment in Good Order after Market Close or on a non-business day, We will credit the Purchase Payment to Your Contract based on the Accumulation Unit value on the next business day. If We do not receive everything necessary to make the application(s) in Good Order within five business days, We will return the Purchase Payment to You unless You specifically consent to having Us retain the Purchase Payment until the necessary information is received. Please refer to “Accumulation Unit Value”.

Generally, initial Purchase Payments are allocated according to Your instructions on the application(s). However, in some cases, We will allocate initial Purchase Payments to the money market portfolio during the right to examine period. After the right to examine period, We will reallocate the Contract Value among the investment options based on the instructions contained on the application(s).

Unless otherwise prohibited by law, no Contract is effective until the Purchase Payment is received, and the Contract is issued during the lifetime of the Annuitant. If the Annuitant dies before the Contract is issued and We are not notified at Our home office of the Annuitant’s death, Our sole obligation is to return the Purchase Payments received to You or Your estate upon notice and proof of the death of the Annuitant.

Subsequent Purchase Payments. If We receive a subsequent Purchase Payment in Good Order on a business day before Market Close, We will credit the Purchase Payment to Your Contract that day. If We receive a subsequent Purchase Payment in Good Order after Market Close or on a non-business day, We will credit the Purchase Payment to Your Contract on the next business day.

Allocation of Purchase Payments

To purchase the Contract, You must provide Us with instructions in Good Order on how to allocate Your initial Purchase Payment among the available investment options (i.e., available Variable Portfolios and Fixed Accounts). You may allocate Your Purchase Payments to the Investment Options outlined in “Appendix A – Investment Options Available Under the Contract.” We reserve the right to limit Your allocation of Purchase Payments to no more than 25 of the available investment options with prior written notice. The amount You allocate to any Variable Portfolio or to Fixed Account(s) must equal a whole percent.

After the Contract is issued, if You make a subsequent Purchase Payment, You may provide Us with instructions on how to allocate that Purchase Payment among the available investment options. If Your instructions are not in Good Order, Your Purchase Payment may be rejected. In the absence of instructions, Your Purchase Payment will be allocated in accordance with Your standing allocation instructions.

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You may change Your standing allocation instructions for future Purchase Payments at any time by sending written notice to Our home office. Such changes are not deemed effective until received by Us at Our home office. If new allocation instructions in Good Order accompany a subsequent Purchase Payment, those allocation instructions will automatically become Your standing allocation instructions unless You instruct Us otherwise.

You will be subject to restrictions on allocations if You purchase an Optional Benefit. Please refer to “Appendix B – Optional Benefit Investment Requirements”.

Right to Examine Period

We deem You to receive the Contract and the right to examine period to begin 10 days after We mail the Contract. You may revoke the Contract at any time until the end of 10 days after You receive it (or such longer period as may be required by Your state law) and get a refund of the Contract Value as of the date of cancellation. To revoke, We must receive a written request at Our home office (the address listed on the first page of the prospectus) by 4:00 p.m. eastern time on the last day of the right to examine period. In some states, We are required to return the greater of Purchase Payments received during the right to examine period or Contract Value as of the Valuation Period the request for return the Contract is received by Our Home Office. For Contracts issued in such states, We reserve the right to allocate all Purchase Payments received during the right to examine period to a money market portfolio. On the next Valuation Period after the expiration of the right to examine period, We will allocate Your assets in the money market portfolio to Your requested investment options. For IRAs, You may get a refund of the greater of Your Purchase Payments or the current Contract Value. Please refer to “Appendix E – State Availability and/or Variations” about the right to examine period in Your state.

Making Withdrawals: Accessing Your Money in Your Contract

Accessing Your Money

You have several ways to access Your Contract Value before Annuity Income Payments begin. You may take partial withdrawals from Your Contract at any time or, depending on Your specific situation, set up systematic withdrawals. You may also request a full withdrawal of Your Contract and receive Your Contract Value, less withdrawal charges and fees, at any time during the accumulation phase.

If We receive a withdrawal request in Good Order on a business day before Market Close, We will process the request that day. If We receive the request in Good Order on a business day after Market Close, or on a non-business day, We will process the request the next business day. We will generally send You the withdrawal amount You request and We will deduct any applicable fees and charges, from Your withdrawal amount.

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Withdrawals under the Contract may be subject to withdrawal charges, taxes, and tax penalties. Withdrawals will reduce Your Contract Value and may reduce the Contract’s benefits, including the death benefit and any Optional Benefit.

If You elect an Optional Benefit, a Pre-Lifetime Withdrawal (a one-time withdrawal before the Protected Lifetime Withdrawal Period) and any Excess Withdrawal (a withdrawal during the Protected Lifetime Withdrawal Period in excess of the Maximum Protected Annual Withdrawal or the required minimum distribution amount) will reduce Your benefit. The reduction to Your benefit could be greater than the amount withdrawn and could result in the termination of Your benefit.

If You take withdrawals via electronic funds transfer, You may withdraw less than $100. Otherwise, Your withdrawal must be at least $100. You must make all withdrawal requests by providing notice to Us. A withdrawal charge may then apply and is taken from the total amount withdrawn. Please refer to Withdrawal Charge in “Fees and Charges of the Contract”.

Unless You specify otherwise, the withdrawal will be made pro-rata from the values in each Variable Portfolio. If You elect an Optional Benefit, Your withdrawals will be made pro-rata from Your values in each Variable Portfolio and the Protected Fixed Account, if applicable. We will surrender Accumulation Units proportionally from the Variable Portfolios and the Protected Fixed Account, if applicable, as of the date of the withdrawal request is in Good Order. The amount You may withdraw is the Contract Value less any withdrawal charge and any premium tax charge that may apply. In the case of a full withdrawal, We subtract any Contract Fee. We will pay You within seven days after We receive Your request. However, We may defer payment of the Protected Fixed Account or EDCA Fixed Account values as described below. For possible tax consequences of a withdrawal, please refer to “Federal Income Tax”.

If You request a withdrawal which includes Contract Values derived from Purchase Payments that have not yet cleared the banking system, We may delay mailing the portion relating to such payments until Your check has cleared.

Your right to withdraw may be suspended or the date of payment postponed:

(1) for any period during which the NYSE is closed (other than customary weekend and holiday closings) or during which the Commission has restricted trading on the NYSE;

(2) for any period during which an emergency, as determined by the SEC, exists as a result of which disposal of securities held in a Fund is not reasonably practical, or it is not reasonably practical to determine the value of a Fund’s net assets; or

(3) such other periods as the SEC may order to protect security holders.

The minimum Contract Value is $5,000. If the Contract Value goes below $5,000, the remaining Contract Value will be paid and the Contract will terminate; provided, however, We will not exercise this right if You have an Optional Benefit.

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If Your Contract Value is reduced to zero, Your Contract will terminate unless You have purchased an Optional Benefit that provides for continuation of benefits, and You are in compliance with the Optional Benefit’s terms for continuation. Certain Optional Benefits permit You to take withdrawals that will reduce Your Contract below the Contract minimum. Please refer to “Optional Benefits”.

Waiver of the Withdrawal Charge

Each Contract year You can withdraw a certain amount from Your Contract without incurring a withdrawal charge. Please refer to Free Withdrawal Amount in “Fees and Charges of the Contract”.

When to Expect Payments

Generally, We will fulfill requests for payments out of the Variable Portfolios within seven calendar days after the business day the transaction request is received by Us in Good Order. Although We generally expect to make payments from Our general account within the same timeframe, to the extent permitted by state law, We may defer the payment of amounts from Our general account for up to six months.

Required Minimum Distributions (“RMD”)

Withdrawals made under this Contract may be utilized to satisfy RMDs for the sole purpose of meeting Internal Revenue Code ("IRC") required minimum distributions for this Contract as long as the following conditions are met:

1.	The Contract is a qualified contract;
2.	It is subject to the minimum distribution requirements under the RMD regulations under the IRC;
3.	It is the calendar year following the year in which You reach the required beginning age as defined by the IRC;
4.	You provide Us with the prior year’s December 31 Contract Value if Purchase Payments are funds from another contract; and
5.	The RMD amount is calculated by Us.

Like any other withdrawal, RMDs will reduce the Contract Value by the withdrawal amount. RMDs are calculated on a calendar year basis. Any withdrawals in a Contract year that exceed Your RMD will be considered an Excess Withdrawal. To elect monthly RMDs, You must provide Us notice on or before January 25 of the calendar year. Monthly payment dates must be on or before the 25th day of each month. If the date You elect is not the end of a Valuation Period (generally, a day when the NYSE is open), We will make the payment on, and as of, the end of the next applicable Valuation Period. Once You elect monthly RMDs, You cannot revoke it. You may elect to not take monthly withdrawals by providing Us with notice, but You will not be able to take that withdrawal later and still have it qualify as an RMD. If You do later take such withdrawal, the entire withdrawal will be considered an Excess Withdrawal.

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If You die and Your spouse elects to continue the Contract, the spouse may revoke monthly RMDs by providing notice to Us within 30 days of the later of the date of spousal continuation or December 31 of the calendar year in which You died. If Your spouse revokes monthly RMDs, he or she may elect monthly RMDs in the future when he or she is required to take RMDs from the Contract. If Your spouse continues the Contract, is eligible for monthly RMDs and does not revoke monthly RMD, he or she will continue to receive monthly RMDs with the applicable RMD amount based on the continuing spouse’s age beginning in the calendar year after the Annuitant dies.

We reserve the right to modify or eliminate RMDs if there is any change in the IRC or IRS Rules relating to required minimum distributions, including the issuance of relevant IRS guidance.

Systematic Withdrawals

Systematic withdrawals provide for automatic periodic withdrawals of Your Contract Value and may continue indefinitely unless changed or canceled by the owner. Depending on the withdrawal type elected, systematic withdrawals may be paid on a monthly, quarterly, semi-annual, or annual basis. They are available prior to the Latest Annuity Payout Date.

Systematic withdrawals are taken pro rata from the investment options in which the Contract Value is invested at the time of the withdrawal, unless otherwise required under the terms of an elected Optional Benefit or applicable tax rules. Systematic withdrawals must be elected by submitting a completed withdrawal request form acceptable to Us. The minimum withdrawal amount is $100. Please refer to Protected Lifetime Income in “Optional Benefits”.

Systematic Withdrawals of Required Minimum Distributions (“RMDs”)

If Your Contract is a Qualified Contract, or if You are a Beneficiary of certain inherited contracts, federal tax law may require RMDs. We calculate RMDs in accordance with the IRC, generally using the Contract Value as of December 31 of the prior year and an IRS prescribed life expectancy factor. The calculation may reflect the actuarial present value of future guaranteed benefits, such as an Optional Benefit. For certain inherited contracts, Beneficiary RMDs generally must begin in the year following the original owner’s death. Systematic RMD payments may be made monthly, quarterly, semiannually, or annually. Please refer to Required Minimum Distributions (“RMD”) in “Making Withdrawals: Accessing Your Money in Your Contract”.

72(t) Substantially Equal Systematic Withdrawals

Section 72(t) of the IRC permits certain owners under age 59½ to take substantially equal periodic withdrawals without an early withdrawal tax penalty, subject to strict requirements. Once started, withdrawals generally must continue until the later of age 59½ or five years. Withdrawals must be calculated using an IRS permitted method. We calculate withdrawals under the amortization and annuitization methods; if the RMD method is elected, You provide the calculated amount. Changes are permitted only in limited circumstances, and improper changes may result in adverse tax consequences.

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Systematic Withdrawals of the Free Withdrawal Amount

You may elect systematic withdrawals based on the free withdrawal amount available under the Contract, which is generally the portion of Contract Value that may be withdrawn without a Withdrawal Charge. Withdrawals may be made monthly, quarterly, semiannually, or annually. After the Withdrawal Charge period ends, withdrawals generally continue based on the free withdrawal percentage applied to the Contract Value as of each Contract anniversary. Please refer to Free Withdrawal Amount in the “Fees and Charges of the Contract”.

Optional Benefits and Systematic Withdrawals

If You elect an Optional Benefit, withdrawals under that benefit may be taken as systematic withdrawals. These withdrawals are based on the Protected Benefit Base and are limited to the MPAW for each Benefit Year, as described in “Optional Benefits”. Payments may be made on a monthly, quarterly, semiannual, or annual basis.

The treatment of systematic withdrawals upon entry into the Protected Lifetime Income Period, including any immediate withdrawal to satisfy the MPAW for the Benefit Year and the commencement of Protected Lifetime Income payments, is described in Protected Lifetime Income in “Optional Benefits”. Once Protected Lifetime Income payments begin, payments are governed exclusively by the Optional Benefit and the terms applicable to the Protected Lifetime Income Period.

Withdrawals under an Optional Benefit are noncumulative. Excess withdrawals (withdrawals in excess of MPAW) other than withdrawals required to satisfy required minimum distribution rules may reduce or terminate the Optional Benefit and future guarantees. Please refer to Excess Withdrawals and Protected Lifetime Income in “Optional Benefits”.

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Benefits Available Under the Contract

The following table summarizes information about the benefits available under the Contract.

Optional Benefits Available for Election

Name of Benefit	Purpose	Maximum Optional Benefit Fee*	Brief Description of Restrictions/Limitations
Level	Provides a consistent, level amount of lifetime withdrawals and income.	2.50% (as a percentage of the Protected Benefit Base)

●    May be elected only at time of Contract issue or on Contract anniversary upon spousal continuation.

●    Restricted to Covered Lives of certain ages. For a single Covered Life, the minimum age is 45 and the maximum age is 85, based on the Covered Life. For joint Covered Lives, the minimum age (based on the younger Covered Life) is 45 and the maximum age is 85 (based on the older Covered Life).

●    All withdrawals prior to the Protected Lifetime Income Period are withdrawals of Your own Contract Value (not payments from Our assets. There may be minimal chance of outliving Your Contract Value and receiving Protected Lifetime Income Amounts from Us.

●    Only one Pre-Lifetime Withdrawal is available. A Pre-Lifetime Withdrawal or an Excess Withdrawal during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the Benefit. A reduction to Your benefit could be more than the amount withdrawn.

●    Fee may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

●    Roll-ups to Roll-Up Base do not apply after the Roll-Up Period expires.

●    Subsequent Purchase Payments after Benefit Year 1 will reduce the Deferral Credit Rate.

●    Investment Requirements apply.

●    Purchase Payments may be subject to additional restrictions.

●    Subject to termination conditions.

Daily	Provides a consistent level amount of lifetime withdrawals and income with potential additional benefits as a result of quarterly step-ups looking back at the previous quarter’s daily values.	2.50% (as a percentage of the Protected Benefit Base)

●    May be elected only at time of Contract issue or on Contract anniversary upon spousal continuation.

●    Restricted to Covered Lives of certain ages. For a single Covered Life, the minimum age is 45 and the maximum age is 85, based on the Covered Life. For joint Covered Lives, the minimum age (based on the younger Covered Life) is 45 and the maximum age is 85 (based on the older Covered Life).

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Name of Benefit	Purpose	Maximum Optional Benefit Fee*	Brief Description of Restrictions/Limitations

●    All withdrawals prior to the Protected Lifetime Income Period are withdrawals of Your own Contract Value (not payments from Our assets). There may be minimal chance of outliving Your Contract Value and receiving Protected Lifetime Income Amounts from Us.

●    Only one Pre-Lifetime Withdrawal is available. A Pre-Lifetime Withdrawal or an Excess Withdrawal during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the benefit. A reduction to Your benefit could be more than the amount withdrawn.

●    Fee may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

●    Roll-ups to Roll-Up Base do not apply after the Roll-Up Period expires.

●    Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●    Investment Requirements apply.

●    Purchase Payments may be subject to additional restrictions.

●    Subject to termination conditions.

●    No guarantee that more frequent Step-up opportunities will increase Your Benefit.

Boost	Provides a consistent level amount of lifetime withdrawals and income with higher withdrawals than income payments.	2.50% (as a percentage of the Protected Benefit Base)

●    May be elected only at time of Contract issue or on Contract anniversary upon spousal continuation.

●    Restricted to Covered Lives of certain ages. For a single Covered Life, the minimum age is 45 and the maximum age is 85, based on the Covered Life. For joint Covered Lives, the minimum age (based on the younger Covered Life) is 45 and the maximum age is 85 (based on the older Covered Life).

●    All withdrawals prior to the Protected Lifetime Income Period are withdrawals of Your own Contract Value (not payments from Our assets. There may be minimal chance of outliving Your Contract Value and receiving Protected Lifetime Income Amounts from Us.

●    Only one Pre-Lifetime Withdrawal is available. A Pre-Lifetime Withdrawal or an Excess Withdrawal during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the Benefit. A reduction to Your benefit could be more than the amount withdrawn.

●    Fee may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

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Name of Benefit	Purpose	Maximum Optional Benefit Fee*	Brief Description of Restrictions/Limitations

●    Maximum Protected Annual Withdrawal Rates during the Protected Lifetime Income Period are lower than rates during the Protected Lifetime Withdrawal Period.

●    Roll-ups to Roll-Up Base do not apply after the Roll-Up Period expires.

●    Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●    Investment Requirements apply.

●    Purchase Payments may be subject to additional restrictions.

●    Subject to termination conditions.

Protector Protected Death Benefit	Provides a consistent level amount of lifetime withdrawals and income with an enhanced death benefit.	2.50% (as a percentage of the Protected Benefit Base) and 1.50% (as a percentage of the Protected Death Benefit Base)

●    No guarantee that the death benefit will become payable, that the amount paid would be greater than the standard death benefit.

●    May be elected only at time of Contract issue or on Contract anniversary upon spousal continuation.

●    Restricted to owners between ages 45 and 75.

●    All withdrawals prior to the Protected Lifetime Income Period are withdrawals of Your own Contract Value (not payments from Our assets). There may be minimal chance of outliving Your Contract Value and receiving Protected Lifetime Income Amounts from Us.

●    An additional fee applies to the Protected Death Benefit.

●    Only one Pre-Lifetime Withdrawal is available. A Pre-Lifetime Withdrawal or an Excess Withdrawal during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the benefits. A reduction to Your benefits could be more than the amount withdrawn.

●    Fees may be increased after the Charge Freeze Period; opting out of a fee increase will affect the Benefit and the Contract.

●    Roll-ups to the Roll-Up Base do not apply after the Roll-Up Period expires.

●    Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●    Investment Requirements apply.

●    Purchase Payments may be subject to additional restrictions.

●    Joint Covered Lives option is not available.

●    Subject to termination conditions.

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Name of Benefit	Purpose	Maximum Optional Benefit Fee*	Brief Description of Restrictions/Limitations
● Protected Death Benefit will terminate if Contract Value is reduced to zero or You enter into the Protected Lifetime Income Period, but any available Protected Lifetime Income Amount would continue.

*	Current annual charges for the Optional Benefits are provided in the Rate Sheet Supplement, which must accompany this prospectus and is also available at www.augustarfinancial.com/starstream.

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Standard Benefits (included in the Contract at no additional charge)

Name of Benefit	Purpose	Brief Description of Restrictions/Limitations
Return of Purchase Payment Death Benefit	Provides a death benefit upon the death of Annuitant that is at least the higher of: (a) the Contract Value and (b) the total amount You paid in, proportionally reduced for any withdrawals.

●    Replaced by the Protected Death Benefit if the Protector Optional Benefit is elected.

●    Terminates on annuitization.

●    Terminates if Contract Value is reduced to zero.

●    Withdrawals may significantly reduce or terminate benefit.

Enhanced Dollar-Cost Averaging	Automatically transfers a dollar amount from the EDCA Fixed Account to the pre-selected Variable Portfolio(s) on a monthly or quarterly basis.

●    Available only during the accumulation phase.

●    The minimum amount for each transfer out is $300.

●    Transfers may be made monthly or quarterly for 6-month or 12-month durations.

●    Transfers will not count towards the free transfer limit allowed per year.

●    Only applies to new Purchase Payments.

Rebalancing	Allows You to automatically reallocate Your Contract Value among Your Variable Portfolios on a periodic basis based on Your allocation instructions

●    Available only during the accumulation phase.

●    Transfers are available quarterly, semi-annually, or annually.

●    Transfers will not count towards the free transfer limit allowed per year.

●    Contract Value allocated to the Fixed Accounts will not be included in rebalancing.

Spousal Continuation	Allows a surviving spouse to continue the Contract instead of receiving an immediate death benefit.

●    Available only to a surviving spouse and only if certain ownership and Annuitant conditions are met.

●    No death benefit is paid at the time of continuation; instead, the death benefit value becomes the starting value of the continued Contract and future benefits are based on the spouse’s age at continuation.

●    Only one spousal continuation is permitted per Contract.

●    Additional conditions may apply if an Optional Benefit is in effect.

Owner Directed Payout	Allows an owner to specify, in advance, how a death benefit will be paid to the Beneficiary, subject to applicable law.

●    Payout instructions must comply with federal tax laws and other applicable requirements.

●    Certain options are available only for non-qualified Contracts and may be subject to timing, eligibility, and Beneficiary limitations.

●    Instructions may not apply or may be changed if a Beneficiary or successor owner continues the Contract under certain options.

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Optional Benefits

Overview of Optional Benefits

This section describes the Level, Daily, Boost and Protector Optional Benefits, each of which may be elected for an additional charge. One Optional Benefit may be elected either at time of Contract issue or on a Contract anniversary upon spousal continuation.

With the Optional Benefits, You can receive lifetime withdrawals (the Protected Lifetime Withdrawals) or lifetime income payments (Protected Lifetime Income) if You satisfy certain requirements. Additionally, if You wait longer to begin taking withdrawals, You may receive a higher benefit with a Deferral Credit. Generally, when You start receiving withdrawals, the maximum amount You receive will be locked-in. However, You are allowed a one-time withdrawal without locking in Your future withdrawals or income payments (the Pre-Lifetime Withdrawal). A Pre-Lifetime Withdrawal or Excess Withdrawal may proportionately reduce or prematurely terminate Your Optional Benefit.

A proportionate reduction may result in a reduction to Your benefit that could be more than the amount withdrawn. A proportionate reduction is a reduction made by applying the same percentage decrease as the decrease to Contract Value. For example, assume Your Contract Value is $90,000 and Your Protection Benefit Base is $100,000. You take a Pre-Lifetime Withdrawal of $4,500. Your Protected Benefit Base is reduced in the same proportion as the reduction to the Contract Value ($4,500 / $90,000) which is 5%. The new Protected Benefit Base is $95,000 ($100,000 minus $100,000 x 5%).

You can only have one Optional Benefit in effect at a time. All features will be based on the age of the Covered Life or younger Covered Life for joint benefits at that time. Before choosing a benefit, talk with Your financial professional to find the one that best fits Your financial goals.

The Optional Benefits do not guarantee investment performance. We reserve the right to discontinue any Optional Benefit in the future. We may also make different versions of the Optional Benefits available for new purchasers. If an Optional Benefit is elected, additional Purchase Payments after the first yearly Benefit Anniversary will be limited to $50,000 per Benefit Year without Our prior approval. The total Protected Benefit Base for a Covered Life cannot exceed the Optional Benefit Maximum. This limit applies in aggregate across all Contracts with a guaranteed living benefit You have with Us and Our affiliates, including Contracts issued prior to January 2026.

Protected Benefit Base

The Protected Benefit Base is a value used to calculate the amount of lifetime withdrawals (Protected Lifetime Withdrawals) or lifetime income payments (Protected Lifetime Income Amount) available under the Optional Benefits. The Protected Benefit Base is not Your Contract Value, is not available as a lump sum, and not payable as death benefit.

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All lifetime withdrawal and lifetime income amounts are determined by applying the applicable MPAW Rate (and any applicable Deferral Credit Rate) to the Protected Benefit Base.

The Protected Benefit Base is determined by related values—the Roll-Up Base and the Step-Up Base.

The Roll-Up Base is designed to increase the Protected Benefit Base over time by applying a simple interest rate (the Roll-Up Rate) when certain requirements are met.

The Step-Up Base is designed to increase the Protected Benefit Base by capturing Contract Value growth either quarterly or yearly after Your Optional Benefit starts (the Benefit Date Anniversary), subject to applicable adjustments.

Your Protected Benefit Base will be reset to the greater of the Step-Up Base or the Roll-Up Base, After the first Benefit Year and each yearly Benefit Date Anniversary, subject to the Optional Benefit maximum of $10 million. You have a yearly Benefit Date Anniversary for Level, Boost, and Protector and a quarterly Benefit Date Anniversary for Daily.

Your Initial Protected Benefit Base

If You elect an Optional Benefit when You buy Your Contract, Your initial Protected Benefit Base will be equal to Your initial Purchase Payments. If You elect to add an Optional Benefit through spousal continuation, Your initial Protected Benefit Base will be calculated as the Contract Value on the Benefit Date following the surviving spouse’s election of a new Optional Benefit, if available. The Maximum Permitted Annual Withdrawal (MPAW) Rate will be based on the surviving spouse’s age on that Benefit Date and the terms then in effect. Please refer to Spousal Continuation of the Optional Benefit in “Optional Benefits”.

Adjustments to Your Protected Benefit Base

The Protected Benefit Base will increase dollar-for-dollar for any subsequent Purchase Payment on the date We receive it.

The Protected Benefit Base will decrease proportionally for any Excess Withdrawals or the Pre-Lifetime Withdrawal by the same percentage the withdrawal reduced Your Contract Value on the date the withdrawal is taken. Please refer to Impact of Excess Withdrawals on the Optional Benefits and Pre-Lifetime Withdrawal in “Optional Benefits” for more information.

The Protected Benefit Base can increase on the applicable Benefit Date Anniversary to the greater of the Roll-Up Base or Step-Up Base.

The total Protected Benefit Base for a Covered Life cannot exceed $10 million (Optional Benefit Maximum). This limit applies in aggregate across all Contracts with a guaranteed living benefit You have with Us and Our affiliates. We may limit the subsequent Purchase Payments to Your Contract.

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Roll-Up Base

Your Roll-Up Base is used to determine the Protected Benefit Base on the yearly Benefit Date Anniversary, which in turn determines the guaranteed withdrawal and income amounts. During a limited period (the Roll-Up Period), the Roll-Up Base will be increased by a simple interest rate if required conditions are met.

Your Roll-Up Calculation Base is used solely to calculate the amount of simple interest added to the Roll-Up Base. The initial Roll-Up Calculation Base equals the initial Protected Benefit Base, increased by any subsequent Purchase Payment and adjusted proportionally for any Pre-Lifetime Withdrawal or Excess Withdrawal.

On each subsequent Benefit Anniversary Date during the Roll-Up Period, the Roll-Up Base is recalculated as the sum of the prior Roll-Up Base and simple interest equal to the Roll-Up Rate multiplied by the Roll-Up Calculation Base. Simple interest on Subsequent Purchase Payments made during the Roll-Up Period is calculated on a prorated basis from the date of payment to the next Benefit Date Anniversary.

Your Initial Roll-Up Base and Roll-Up Calculation Base

Your initial Roll-Up Base and Roll-Up Calculation Base are equal to Your initial Protected Benefit Base.

Adjustments to Your Roll-Up Base and Roll-Up Calculation Base during the Roll-Up Period

Your Roll-Up Base will increase on the yearly Benefit Date Anniversary as the sum of:

i.	Your most recent Roll-Up Base; and
ii.	The simple interest (Your Roll-Up Calculation Base x Roll-Up Rate)

If You make a subsequent Purchase Payment in the middle of a Benefit Year, the simple interest will be prorated based upon the number of days from the date of the subsequent Purchase Payment to the next Benefit Date.

Adjustments to Your Roll-Up Base and Roll-Up Calculation Base during and after the Roll-Up Period

Your Roll-Up Base and Your Roll-Up Calculation Base will increase dollar-for-dollar for any subsequent Purchase Payments.

Your Roll-Up Base and Your Roll-Up Calculation Base will decrease proportionally for any Excess Withdrawals or the Pre-Lifetime Withdrawal by the same percentage the withdrawal reduced Your Contract Value. Please refer to Impact of Excess Withdrawals on the Optional Benefits and Pre-Lifetime Withdrawal in “Optional Benefits”.

Assuming You take no other withdrawals, You will still earn simple interest, but it will be based on the reduced Roll-Up Calculation Base. No matter when the Pre-Lifetime Withdrawal was taken during the year, interest will not be paid on a prorated basis.

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You will only receive a roll-up to Your Protected Benefit Base if the following conditions are met:

i.	You do not take a withdrawal, other than a Pre-Lifetime Withdrawal, during the Benefit Year;
ii.	The Contract is still in Your Roll-Up Period;
iii.	The Roll-Up Base is greater than zero; and
iv.	You have not entered the Protected Lifetime Income Period.

Please refer to “Appendix D — Optional Benefit Examples” for roll-up examples.

Step-Up Base

Your Step-Up Base is a value that may be reset to a higher Contract Value on either the yearly Benefit Date Anniversary (for Level, Boost, or Protector) or quarterly Benefit Date Anniversary (for Daily).

Your Initial Step-Up Base.

Your initial Step-Up Base is equal to the initial Protected Benefit Base.

Adjustments to Your Step-Up Base

Your Step-Up Base will increase dollar-for-dollar for any subsequent Purchase Payments.

For Level, Boost, or Protector, Your Step-Up Base may increase on the yearly Benefit Date Anniversary if the Contract Value on that date is greater than Your current Step-Up Base (the “Annual Step-Up Base”). If Your Contract Value is lower than the Annual Step-Up Base, Your Step-Up Base will not change.

For Daily, Your Step-Up Base will increase on the quarterly Benefit Date Anniversary if the highest daily Contract Value in the past quarter is greater than the current Step-Up Base (the “Daily Step-Up Base”). If the daily Contract Value in the past quarter is lower than the Daily Step-Up Base, Your Step-Up Base will not change. Your Step-Up Base may decrease proportionally for any Excess Withdrawals or the Pre-Lifetime Withdrawal by the same percentage the withdrawal reduced Your Contract Value. Please refer to Impact of Excess Withdrawals on the Optional Benefits and Pre-Lifetime Withdrawal in “Optional Benefits”.

Please refer to “Appendix D — Optional Benefit Examples” for step-up examples.

Pre-Lifetime Withdrawal

You may request one Pre-Lifetime Withdrawal without initiating the Protected Lifetime Withdrawal Period. The Pre-Lifetime Withdrawal will not lock in the MPAW Rate, will not stop the simple interest Roll-Up, and will not stop future Deferral Credits from being applied. However, the Pre-Lifetime Withdrawal will reduce the Protected Benefit Base, and consequently the MPAW amount calculated for subsequent years. The Pre-Lifetime Withdrawal will also reduce the Contract Value by the amount of the withdrawal, the return of purchase payment death benefit, and the Protected Death Benefit, if elected, as outlined below. The Pre-Lifetime Withdrawal may be subject to the Withdrawal Charges. You cannot take a Pre-Lifetime Withdrawal after You initiate the Protected Lifetime Withdrawal Period.

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A Pre-Lifetime Withdrawal will cause a proportionate reduction to the Protected Benefit Base, the Roll-Up Base, the Roll-Up Calculation Base, the Step-Up Base, and the Protected Death Benefit Base as follows:

Reduction to Protected Benefit Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Protected Benefit Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Roll-Up Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Roll-Up Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Roll-Up Calculation Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Roll-Up Calculation Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Step-Up Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Step-Up Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Protected Death Benefit Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Protected Death Benefit Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

A Pre-Lifetime Withdrawal can significantly reduce or terminate Your future benefit. A reduction to Your future benefit could be more than the amount withdrawn.

All Pre-Lifetime Withdrawal requests must be made on an AuguStar form which is available by contacting Customer Service. If You request a withdrawal without using the AuguStar form, the withdrawal request will be treated as an MPAW request and will not be treated as a request for the Pre-Lifetime Withdrawal.

Please refer to “Appendix D — Optional Benefit Examples” for Pre-Lifetime Withdrawal examples.

Protected Lifetime Withdrawal

Your Protected Lifetime Withdrawal is the greater of Your MPAW or required minimum distribution amount. When You take Your first Protected Lifetime Withdrawal, You will lock in Your Maximum Protected Annual Withdrawal Rate and Your Deferral Credit Rate, if applicable, and start Your Protected Lifetime Withdrawal Period. Unless You request a one-time Pre-Lifetime Withdrawal, the first withdrawal You take will be considered a Protected Lifetime Withdrawal. A Protected Lifetime Withdrawal will reduce the Contract Value by the amount of the withdrawal.

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The Protected Lifetime Withdrawal Period continues until:

(i)	The Optional Benefit is terminated in accordance with the Optional Benefit’s rider or the spousal continuation rider (refer to Termination of the Optional Benefit in “Optional Benefits”); or
(ii)	When the Optional Benefit enters into the Protected Lifetime Income Period.

If You take a Protected Lifetime Withdrawal and You are still in the Roll-Up Period, You will not receive a roll-up in that Benefit Year. However, if You do not take a withdrawal during the Benefit Year and You otherwise qualify for a roll-up, You may receive a roll-up during the Protected Lifetime Withdrawal Period. Subsequent Purchase Payments submitted after the first Protected Lifetime Withdrawal will increase the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, and Step-Up Base by the amount of the Purchase Payment.

Protected Lifetime Income

The Protected Lifetime Income Period will begin if Your Protected Benefit Base is greater than zero, on the earlier of:

(i)	The Latest Annuity Payout Date; or
(ii)	The date that the Contract Value is reduced to zero (other than by an Excess Withdrawal or a Pre-Lifetime Withdrawal).

When You enter the Protected Lifetime Income Period, You will immediately receive an income payment equal to the excess, if any, of the then current MPAW amount over the total withdrawals already taken during the Benefit Year. However, if You are taking systematic withdrawals, the income payments will continue until the MPAW amount for the Benefit Year has been reached. If the systematic withdrawals as scheduled do not exhaust the MPAW amount for the Benefit Year, You will immediately receive an income payment equal to the excess of the then current MPAW over the total of withdrawals already taken during the Benefit Year and those scheduled to continue for the remainder of the Benefit Year. You will then begin receiving the Protected Lifetime Income on the first day of the month following the yearly Benefit Date Anniversary of the Protected Lifetime Income Period payable until the death of the last Covered Life. Each monthly payment will equal 1/12th of the then current MPAW amount.

Once an Optional Benefit has entered the Protected Lifetime Income Period, the terms of the Contract will be adjusted as follows:

(i)	You will only be entitled to payments of Protected Lifetime Income pursuant to the terms of the Optional Benefit; and
(ii)	All other benefits under the Contract will terminate (e.g., the death benefit will terminate, and there will be no ability to annuitize).
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Once the Optional Benefit has entered the Protected Lifetime Income Period, You will no longer be permitted to make subsequent Purchase Payments or request withdrawals. Additionally, because there is no Contract Value to annuitize, the Protected Lifetime Income Payments under the Optional Benefit become the only income stream remaining in the Contract.

Maximum Protected Annual Withdrawal (MPAW)

The MPAW amount is the maximum amount that can be withdrawn or taken as income from the Contract during a Benefit Year of the Protected Lifetime Withdrawal Period and the Protected Lifetime Income Period without reducing the Protected Benefit Base. The MPAW amount is calculated by multiplying the MPAW Rate, plus any applicable Deferral Credit Rate, with the Protected Benefit Base (as outlined below). The MPAW Rates are provided in the Rate Sheet Supplement that must accompany this prospectus.

The MPAW Rate is determined as follows:

(1)	For a single Covered Life, the MPAW Rate is determined based on the age of the Annuitant at the time of the first Protected Lifetime Withdrawal.
(2)	For Joint Covered Lives (if applicable), the MPAW Rate is determined based on the younger covered live at the time of the first Protected Lifetime Withdrawal.

The MPAW Rate will not change for the life of the Level, Daily, and Protector options after it is established; however, the MPAW amount may change if the Protected Benefit Base changes. Boost offers two applicable MPAW Rates, one for the Protected Lifetime Withdrawal Period (which will generally be relatively higher than the MPAW Rates for Level, Daily, and Protector), and a lower MPAW Rate for the Protected Lifetime Income Period. As a result, if You elect Boost, Your income payments will be lower upon entering the Protected Lifetime Income Period.

During the Protected Lifetime Withdrawal Period, the MPAW amount will be calculated as follows:

Maximum Protected Annual Withdrawal amount	=	(MPAW Rate + Deferral Credit Rate*, if applicable)	x	Protected Benefit Base

*	The Deferral Credit Rate will be adjusted to apply only to Purchase Payments made in the first Benefit Year as described in Deferral Credit in “Optional Benefits”.

You can elect to set up systematic withdrawals or request each Protected Lifetime Withdrawal up to the MPAW, separately. All Protected Lifetime Withdrawals must be made on an AuguStar form(s) by contacting the Service Center.

The MPAW is non-cumulative. You may not take all or any portion of a previous Benefit Year’s MPAW amount in a subsequent Benefit Year without causing an Excess Withdrawal that will reduce the Protected Benefit Base.

Please refer to “Appendix D — Optional Benefit Examples” for MPAW examples.

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Deferral Credit

If You take Your first Protected Lifetime Withdrawal after an applicable Deferral Credit Period, a Deferral Credit Rate will be added to the MPAW Rate. Different Deferral Credit Rates may apply to different Optional Benefits and Deferral Credit Periods. The Deferral Credit Rates and Deferral Credit Periods are disclosed in the Rate Sheet Supplement that must accompany this prospectus.

The Deferral Credit Rate is only applicable to the Purchase Payments made in the first Benefit Year and if subsequent Purchase Payments are made after the first Benefit Year, the Deferral Credit Rate will be reduced as follows:

Adjusted Deferral Credit Rate	=	Deferral Credit Rate	x	Purchase Payments made in the first Benefit Year
Total Purchase Payments

The Deferral Credit Rate or the adjusted Deferral Credit Rate will then be added to the MPAW Rate as outlined in Maximum Protected Annual Withdrawal (MPAW) in “Optional Benefits”. Please refer to “Appendix D — Optional Benefit Examples” for a Deferral Credit example.

Required Minimum Distribution (“RMD”) and the Optional Benefits

The Internal Revenue Code (“IRC”) requires IRAs, SEP IRAs, Savings Incentive Match Plan for Employees Individual Retirement Accounts (“Simple IRAs”), and Investment-Only contracts to begin distributions no later than April 1 of the calendar year following the calendar year in which You reach age 73 (age 72 if born after June 30, 1949 and before January 1, 1951, or age 70 ½ if born before July 1, 1949). If You are subject to minimum required distribution rules, You may still be able to take withdrawals of higher MPAW amounts if You meet Company requirements as further explained below. Consult a qualified tax advisor.

A withdrawal made under this Contract may be utilized to satisfy RMDs as long as the following conditions are met:

1.	The Contract is a Qualified Contract;
2.	It is subject to the minimum distribution requirements under the RMD regulations of the IRC;
3.	It is the calendar year following the year in which You reach the required beginning age as defined by the IRC;
4.	You provide Us with the prior year’s December 31st Contract Value if Purchase Payments are funds from another Contract;
5.	The Protected Lifetime Withdrawal Period has started;
6.	The RMD amount is calculated by Us; and
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7.	The total amount of withdrawal does not exceed (a) or (b), where:
(a)	is the remaining MPAW from January 1st through the yearly Benefit Date Anniversary; and
(b)	is the greater of the MPAW and the RMD, from the yearly Benefit Date Anniversary through December 31st.

If the amount withdrawn is larger than (a) or (b) above, the amount in excess would be considered an Excess Withdrawal.

Like any other withdrawal, RMDs will reduce the Contract Value by the amount of the withdrawal.

RMDs are calculated on a calendar year basis while Your MPAW amount is calculated on a Benefit Year basis. To elect monthly RMDs, You must provide Us notice on or before January 25 of the calendar year in which you want to take withdrawals. Monthly payment dates must be on or before the 25th day of each month. If the date You elect is not the end of a Valuation Period (generally, a day when the NYSE is open), We will make the payment on, and as of, the end of the next applicable Valuation Period. If You elect monthly RMDs, We will automatically pay You the greater of Your RMD or Your MPAW on a monthly basis. Once You elect monthly RMDs, You cannot revoke it. You may elect to not take monthly withdrawals by providing Us with notice, but You will not be able to take that withdrawal later and still have it qualify as an RMD. If You do later take such withdrawal, the entire withdrawal will be considered an Excess Withdrawal.

If You die and Your spouse elects to continue the Contract, the spouse may revoke monthly RMDs by providing notice to Us within 30 days of the later of the date of spousal continuation or December 31 of the calendar year in which You died. If Your spouse revokes monthly RMDs, he or she may elect monthly RMDs in the future when he or she is required to take RMDs from the Contract. If Your spouse continues the Contract, is eligible for monthly RMDs and does not revoke monthly RMDs, he or she will continue to receive monthly RMDs with the applicable RMD amount based on the continuing spouse’s age beginning in the calendar year after You die.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under the Optional Benefits.  Such withdrawals that exceed the MPAW amount will have the same effect as any withdrawal or Excess Withdrawal as described and may cause a significant impact to Your benefit.

We reserve the right to modify or eliminate RMDs if there is any change to the Code or IRS Rules relating to required minimum distributions, including the issuance of relevant IRS guidance. If We exercise this right, We will provide notice to You and any withdrawals in excess of the MPAW amount will reduce the Protected Benefit Base.

Impact of Excess Withdrawals on the Optional Benefits

During the Protected Lifetime Withdrawal Period, You are permitted to withdraw Contract Value in excess of that year’s MPAW amount (an Excess Withdrawal) provided the Contract Value is greater than $0. However, Excess Withdrawals will reduce Your Optional Benefit, perhaps significantly. Excess Withdrawals will proportionately reduce the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base (if applicable). Each of these reductions could be greater than the amount of the Excess Withdrawal.

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Immediately upon taking an Excess Withdrawal, the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base will be reduced as follows:

Reduction to Protected Benefit Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Protected Benefit Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Roll-Up Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Roll-Up Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Roll-Up Calculation Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Roll-Up Calculation Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Step-Up Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Step-Up Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Protected Death Benefit Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Protected Death Benefit Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

In situations where the Protected Benefit Base exceeds the Contract Value, the Excess Withdrawal will typically result in a greater reduction to the Protected Benefit Base than the Excess Withdrawal’s dollar value.

In situations where only a portion of a withdrawal constitutes an Excess Withdrawal, the amount of the withdrawal that is not an Excess Withdrawal shall first be deducted from the Contract Value to determine the Contract Value prior to the Excess Withdrawal.

Please refer to “Appendix D — Optional Benefit Examples” for an Excess Withdrawal example.

Spousal Continuation of the Optional Benefit

If available, the surviving spouse may have the option to (1) continue the Optional Benefit elected at Contract issue; (2) elect a different Optional Benefit, or (3) to add a new Optional Benefit available as of the Continuation Date (as defined below). Spousal continuation of an Optional Benefit must be elected within 28 days of Us receiving proof of death.

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The “Continuation Date” is the date We receive, in Good Order:

(i)	The surviving spouse’s written request to continue the Contract; and
(ii)	Due Proof of Death.

Single Covered Life

If the Optional Benefit provided for a Single Covered Life, the surviving spouse may:

(i)	Continue the Contract without an Optional Benefit; or
(ii)	Elect a new Optional Benefit available as of the Continuation Date.

If an Optional Benefit is available and added by the surviving spouse, the new Benefit Date will be the Contract anniversary after the surviving spouse elects the Optional Benefit. The surviving spouse’s initial Protected Benefit Base will be the Contract Value on the new Benefit Date. The Optional Benefit will be added based on the terms, including fees, features and rates, in effect on the new Benefit Date. The MPAW Rate will be based on the surviving spouse’s age on the new Benefit Date.

Joint Covered Lives

If the Optional Benefit provided for Joint Covered Lives, the surviving spouse may continue the Optional Benefits subject to the following conditions:

(i)	The surviving spouse elects to continue the Optional Benefit within the maximum spousal continuation election period; and
(ii)	No previous surviving spouse elected spousal continuation.

The maximum spousal continuation election period begins after We receive Due Proof of Death and will be shown in Your Contract specifications. The surviving spouse for an Optional Benefit provided for Joint Covered Lives will not have the ability to elect a new available Optional Benefit.

Under the spousal continuation of a joint Covered Life, the initial Protected Benefit Base will equal the greater of:

(i)	the Contract Value after applying any applicable Death Benefit Adjustment (the death benefit value); or
(ii)	the Protected Benefit Base as of the Continuation Date.

Please refer to Death Benefit Adjustment in “Glossary” and Return of Purchase Payment Death Benefit in “Standard Benefits Included in the Contract” for details.

The MPAW Rate will depend on whether the death of the applicable Covered Life occurred before or after the Contract entered the Protected Lifetime Withdrawal Period. If the death occurs before the Contract entered the Protected Lifetime Withdrawal Period, We will use the surviving spouse’s age to determine the MPAW Rate. If the death occurs after the Contract entered the Protected Lifetime Withdrawal Period, the MPAW Rate will not change.

Spousal continuation of the Contract is permitted only one time.

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Termination of the Optional Benefit

This Optional Benefit will terminate automatically upon the earliest occurrence of any of the following:

1.	the date the Contract is terminated in accordance with its terms, unless otherwise provided in this Optional Benefit;

2.	a full withdrawal of the Contract Value;

3.	an Excess Withdrawal or Pre-Lifetime Withdrawal that reduces the Protected Benefit Base to zero;

4.	Our receipt of Due Proof of death of the last Covered Life;

5.	the effective date of Your request to cancel this Optional Benefit as specified below;

6.	annuitization of the Contract, other than entering the Protected Lifetime Income Period; or

7.	a change in Contract owner or assignment of the Contract, unless:

o	the new owner or assignee assumes full ownership of the Contract and is essentially the same person (for example, a change from individual ownership to a personal revocable trust, a change to the Contract owner’s spouse during the Contract owner’s lifetime, or a change to a court appointed guardian representing the Contract owner during the Contract owner’s lifetime);

o	ownership of an IRA or Roth IRA is changed between custodians or between the Covered Life and a custodian;

o	the assignment is made solely to affect a tax-free exchange of the Contract under Section 1035 of the Internal Revenue Code, in which case this Optional Benefit may continue during the temporary assignment period and will not terminate unless and until the Contract is fully withdrawn; or

o	the new owner is the Annuitant’s spouse pursuant to a permitted spousal continuation rider.

If the surviving spouse is the sole Beneficiary of the Contract, We receive due proof of death but do not receive written notice electing a permitted spousal continuation at the same time; and the only reason this Optional Benefit would otherwise terminate is the death of the Annuitant, We will reinstate this Optional Benefit if We receive written notice electing a permitted spousal continuation rider on or before the maximum spousal continuation election date shown in the Contract specifications.

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You may elect to cancel the Optional Benefit upon the 7th Anniversary of the Benefit Date, or later, the Optional Benefit can be cancelled at any time during the 90 calendar days following the beginning of the Contract Year and the cancellation will be effective as of the current date.

Upon termination of this Optional Benefit for any reason, the additional charge for this Optional Benefit will also terminate. There will be no additional or pro-rated charges assessed following the cancellation. Once cancelled, this Optional Benefit may not be reinstated.

The Optional Benefits: Level, Boost, Daily, and Protector

You may elect one of the Optional Benefits described in detail below. Each is a guaranteed minimum withdrawal benefit that offers distinct benefits based on differences in applicable Roll-Up Rate, Roll-Up Crediting Period, MPAW Rates, Deferral Credits, and Investment Requirements. Protector also provides an enhanced death benefit (Protected Death Benefit).

The Optional Benefits provide for Protected Lifetime Income and Protected Lifetime Withdrawals up to the MPAW amount each year, even after the Contract Value is equal to zero, provided that You do not deplete the Protected Benefit Base by taking Excess Withdrawals or a Pre-Lifetime Withdrawal. You will be automatically enrolled in Rebalancing to meet the Investment Requirements.

Level, Boost, and Daily provide for single and joint Covered Lives. Protector only provides for a single Covered Life. For Level, Boost, and Daily, the Covered Life is the Annuitant, who must also be an owner. If You choose the joint Covered Lives option, the Covered Lives are the Annuitant and their spouse on the Benefit Date. The spouse must be a named joint owner or the Primary Beneficiary. The MPAW Rate will be determined using the age of the younger Covered Life. For Protector, the Covered Life is the Annuitant, who must also be an owner. The Optional Benefits are restricted to Covered Lives of certain ages as outlined in Purchasing the Contract of “Buying the Contract”.

Please refer to “Appendix D — Optional Benefit Examples” for examples of how each option works.

Level

Level provides level Protected Lifetime Withdrawals and Protected Lifetime Income Amounts. On the yearly Benefit Date Anniversary, Your Protected Benefit Base is set to the greater of the Annual Step-Up Base or the Roll-Up Base. Your Roll-Up Base is updated once per year, on the yearly Benefit Date Anniversary.

Boost

Boost provides the benefits of Level for the Protected Lifetime Withdrawals and Protected Lifetime Income Amounts but provides a higher MPAW Rate in the Protected Lifetime Withdrawal Period than in the Protected Lifetime Income Period. On the yearly Benefit Date Anniversary, Your Protected Benefit Base is set to the greater of the Annual Step-Up Base or the Roll-Up Base. Your Roll-Up Base is updated once per year, on the yearly Benefit Date Anniversary.

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Daily

Daily provides the benefits of Level for the Protected Lifetime Withdrawals and Protected Lifetime Income Amounts but also provides more opportunities for step-ups. On the quarterly Benefit Date Anniversary, Your Step-Up Base is set to the highest daily Contract Value for the past quarter (the Daily Step-Up Base) adjusted for any subsequent Purchase Payments, and Pre-Lifetime or Excess Withdrawals if higher than the current Daily Step-Up Base. On the quarterly Benefit Date Anniversary, Your Protected Benefit Base is set to the greater of Your Daily Step-Up Base or Your Roll-Up Base. Your Roll-Up Base is updated once per year, on the yearly Benefit Date Anniversary.

Protector

Protector provides the same benefits of Level for the Protected Lifetime Withdrawals and Protected Lifetime Income but also provides a Protected Death Benefit which will not be reduced for Protected Lifetime Withdrawals. Unlike Boost, Daily, Level, there can only be a single Covered Life on Protector. On the yearly Benefit Date Anniversary, Your Protected Benefit Base is set to the greater of the Annual Step-Up Base or the Roll-Up Base. Your Roll-Up Base is updated once per year, on the yearly Benefit Date Anniversary.

If the Covered Life dies during the Protected Lifetime Withdrawal Period, the Beneficiary will receive the Protected Death Benefit equal to the greater of:

(i)	the Contract Value; or
(ii)	the Protected Death Benefit Base.

The initial Protected Death Benefit Base is equal to initial Purchase Payments. The Protected Death Benefit Base will increase dollar for dollar for any subsequent Purchase Payments and will be reduced proportionally for the Pre-Lifetime Withdrawal or Excess Withdrawals.

Please refer to Impact of Excess Withdrawals on the Optional Benefits and Pre-Lifetime Withdrawal in “Optional Benefits”. The Protected Death Benefit Base will not be reduced for Protected Lifetime Withdrawals.

The Protected Death Benefit will no longer apply when the Contract enters the Protected Lifetime Income Period and/or if the Contract Value equals zero.

Optional Benefit Risks

You should elect an Optional Benefit if the guaranteed lifetime withdrawal benefit described in this section is appropriate for You based on Your financial goals and risk tolerances. Each Optional Benefit is designed to help protect against the risk of poor investment performance and the risk of outliving Your income payments. However, there is no guarantee that an Optional Benefit will be sufficient to meet Your future income needs, and there is no guarantee that You will realize any financial benefit. If You select an Optional Benefit, You will pay additional fees. After the Charge Freeze Period, We may increase these fees up to the maximum charge subject to a yearly maximum adjustment amount. Opting out of a fee increase will affect the benefit and the Contract. Your fees may be relatively higher if You select an Optional Benefit with enhanced features (Protector) or joint Covered Lives. The benefit provided by an Optional Benefit may ultimately be less valuable than the fees You incurred.

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Withdrawals under an Optional Benefit are taken from Contract Value until Your Contract Value is reduced to zero, if ever. If Your Contract Value is never reduced to zero for a reason other than a Pre-Lifetime Withdrawal or Excess Withdrawal during the accumulation phase, You will not enter the Protected Lifetime Income Period until the Latest Annuity Payout Date. If You do not take the MPAW each Benefit Year during the Protected Lifetime Withdrawal Period, Your chances of entering the Protected Lifetime Income Period decreases prior to the Latest Annuity Payout Date. There may be minimal chance of outliving Your Contract Value and receiving Protected Lifetime Income Amounts from Us.

All withdrawals under an Optional Benefit – i.e., Pre-Lifetime Withdrawal, Protected Lifetime Withdrawals, Excess Withdrawals – may result in taxes, and tax penalties, as well as other negative consequences (e.g., significant reductions in the death benefit, reduced likelihood of step-ups, and roll ups may not be applied. A Pre-Lifetime Withdrawal or Excess Withdrawal may be subject to withdrawal charges. In addition, a Pre-Lifetime Withdrawal or Excess Withdrawal may significantly reduce Your benefit. A Pre-Lifetime Withdrawal or Excess Withdrawal will reduce the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base (if applicable) in the same proportion as the Contract Value. Each of these reductions could be greater than the amount of the Pre-Lifetime Withdrawal or Excess Withdrawal. If a Pre-Lifetime Withdrawal or Excess Withdrawal reduces Your Contract Value to zero, Your Contract and the Optional Benefit will immediately terminate.

You should carefully consider when to take Your first Protected Lifetime Withdrawal. When You take Your first Protected Lifetime Withdrawal, You will lock in Your MPAW Rate, including any applicable Deferral Credit Rate. Generally, the longer You defer Your first Protected Lifetime Withdrawal, the higher Your MPAW Rate will be. However, the longer You defer Your first Protected Lifetime Withdrawal, the less time You will have to benefit from the Optional Benefit because as time passes as Your life expectancy is reduced. Additionally, Boost offers two applicable MPAW Rates, one for the Protected Lifetime Withdrawal Period (which will generally be relatively higher than the MPAW Rates for Level, Daily, and Protector), and a lower MPAW Rate for the Protected Lifetime Income Period. As a result, if You elect Boost, the ability to take higher Protected Lifetime Withdrawals during the Protected Lifetime Withdrawal Period may increase the likelihood of reaching the Protected Lifetime Income Period, where Your annual benefit will be lower.

If You elect an Optional Benefit, You must be invested in accordance with certain requirements outlined in “Appendix B – Optional Benefit Investment Requirements.” We impose Investment Requirements to reduce the risk of investment losses that may require Us to use Our own assets to make guaranteed payments under an Optional Benefit. Certain Underlying Funds included in the Investment Requirements, including Underlying Funds managed by an advisor affiliated with Us, employ risk management strategies that are intended to control the Underlying Fund’s overall volatility, may also reduce the downside exposure of the Underlying Fund’s during significant market downturns. These Underlying Funds are included under Investment Requirements in part because the reduction in volatility helps Us to reduce the risk of investment losses that may require Us to use Our own assets to make guaranteed payments under an Optional Benefit. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit Your participation in market gains. This may conflict with Your investment objectives by limiting Your ability to maximize potential growth of Your Contract Value and, in turn, the value of any Optional Benefit that is tied to investment performance. You may earn a higher rate of return from other investment options not available under Investment Requirements of the Benefit. If You are seeking a more aggressive investment strategy, the permissible investments may not be appropriate for You. You should consult with Your financial professional to determine whether these Underlying Funds align with Your investment objectives.

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You may enter the income phase prior to the Latest Annuity Payout Date by annuitizing the Contract; however, Your Optional Benefit will terminate, and Your remaining Contract Value will be applied to the selected annuity payout option. Generally, with an Optional Benefit, You should not elect to annuitize the Contract before the latest Annuity Payout Date unless the annual Annuity Income Payments would be greater than Your MPAW. If Your Contract is still in the accumulation phase on the Latest Annuity Payout Date, Your Optional Benefit will automatically enter the Protected Lifetime Income Period and Your remaining Contract Value will be forfeited to Us. Alternatively, You could elect to annuitize Your Contract and apply Your remaining Contract Value to an annuity payout option. If You have elected an Optional Benefit, You may have a higher Protected Lifetime Income available to You than annuitizing Your Contract Value.

The Optional Benefits’ Investment Requirements

If You elect an Optional Benefit, You must allocate Your Purchase Payments in accordance with “Appendix B – Optional Benefit Investment Requirements.” We may revise the Optional Benefit Investment Requirements for any existing Contract to the extent necessary to accommodate Variable Portfolios that are deleted, substituted, merged or otherwise reorganized. We will promptly notify You in writing of any changes to the Optional Benefit Investment Requirements.

Quarterly rebalancing will be mandatory if You elect an Optional Benefit. We will automatically enroll You into Rebalancing as outlined in Rebalancing in “Standard Benefits Included in Your Contract” to ensure that Your allocations continue to comply with the Optional Benefit Investment Requirements. You can modify Your rebalancing instructions, as long as they are consistent with the Optional Benefit Investment Requirements, by calling 888.925.6446.

We will not rebalance amounts in the Protected Fixed Account or the EDCA Fixed Account under the Rebalancing program.

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The Optional Benefits Rate Sheet Supplement

For all new Optional Benefit elections, We issue a Rate Sheet Supplement to update the “Are There Ongoing Fees and Expenses” in the “Important Information You Should Consider About the Contract” sections. The Rate Sheet Supplement also provides the following current values for the Level, Boost, Daily, and Protector Optional Benefits:

●	Optional Benefit Fee;
●	Maximum Protected Annual Withdrawal Rates;
●	Maximum Annual Optional Benefit Fee Adjustment;
●	Charge Freeze Period;
●	Roll-Up Rate;
●	Roll-Up Period; and
●	Deferral Credit Rates

Additionally, the Rate Sheet Supplement provides the following current values for the Protected Death Benefit:

●	Protected Death Benefit Fee;
●	Maximum Annual Protected Death Benefit Fee Adjustment; and
●	Protected Death Benefit Charge Freeze Period

After your Contract is issued, the percentages and terms listed below above are guaranteed not to change for the life of your Contract, except for the Optional Benefit fee and Protected Death Benefit fee which may change after the contract is issued. You will be notified in writing by Us of any change in fee. The Rate Sheet Supplement indicates the deadline by which Your application or spousal continuation election form must be signed and dated to lock in the disclosed rates and terms.

We reserve the right to update the rates and terms at any time, in Our sole discretion, for prospectively issued Contracts. New rates and terms may be higher or lower than the rates and/or percentages in the previous Rate Sheet Supplement. New investors receive the applicable Rate Sheet Supplement at the time of Contract issue or spousal continuation election.

A new Rate Sheet Supplement becomes effective at least 10 days after it is filed with the Securities and Exchange Commission (SEC). We include a Rate Sheet Supplement with this prospectus. You may also obtain the most current Rate Sheet Supplement by contacting Your financial professional, looking online at www.augustarfinancial.com/starstream, or calling 888.925.6446. Rate Sheet Supplements are also filed with the SEC are available on the EDGAR system at www.sec.gov, file number 333-290558.

Standard Benefits Included in the Contract

Death Benefit

The standard (return of purchase payment) death benefit is included at no extra cost. For an additional charge, You may add the Contract’s “Protector” Optional Benefit which includes the Protected Death Benefit that replaces the standard death benefit. Once You elect a death benefit, You cannot change Your choice. No death benefit will be paid upon the Annuitant’s death if the Contract Value falls to zero.

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Return of Purchase Payment Death Benefit

If the Annuitant dies prior to the Annuity Payout Date, We will pay a death benefit to the Beneficiary upon Our receipt of Due Proof of Death. The return of purchase payment death benefit will equal the greater of:

a.	the Contract Value on the date We receive Due Proof of Death; or
b.	Your total Purchase Payments reduced for any withdrawals (including but not limited to a Pre-Lifetime Withdrawal, Excess Withdrawals, and Protected Lifetime Withdrawals) in the same proportion that the Contract Value is reduced on the date of the withdrawal.

The Death Benefit Adjustment amount is equal to the difference between (a) and (b) if (b) exceeds (a) on the Death Benefit Adjustment Valuation Date. If (a) exceeds (b) on the Death Benefit Adjustment Valuation Date, then there will be no Death Benefit Adjustment.

The Death Benefit Adjustment Valuation date is the earlier of the date We receive proof the Annuitant died, or 90 days after the Annuitant’s death.

We will allocate the Death Benefit Adjustment amount to the Money Market fund from the time We receive Due Proof of Death until We receive all the required documentation to process a death benefit claim. The remaining Contract Value will remain allocated as previously selected by You. If Your Contract Value is reduced to zero or the Annuitant dies after Annuity Income Payments have started, the return of purchase payment death benefit will no longer be available.

Example:

On July 1, before her Annuitization Date, Jean passes away. The Contract has a standard death benefit, she put $100,000 into the Contract, and she made no withdrawals. Her Contract Value has decreased to $80,000 on the Death Benefit Adjustment Valuation date; however, her Beneficiary would receive a return of purchase payment death benefit of $100,000. The Death Benefit Adjustment amount would be $20,000.

We receive notice of Jean’s death on July 1 but do not receive all the required documentation until September 1. As a result, the $20,000 Death Benefit Adjustment amount would be allocated to the Money Market fund until the death claim is paid.

In a declining market, taking withdrawals can reduce the standard death benefit by more than the amount withdrawn. This is because in calculating the death benefit, Purchase Payments are reduced by the same percentage that Your Contract Value is reduced when You make a withdrawal. If Your Contract Value is already lower due than purchase payments due to market losses, Your standard death benefit may be reduced by more than the actual dollar amount You withdrew.

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Example:

Jean’s initial Purchase Payment is $100,000; this would make her standard death benefit $100,000.

Due to a declining market, her current Contract Value is now $80,000. Jean decides to take her first withdrawal of $8,000. Since the Contract Value was reduced by 10% ($8,000 / $80,000), the standard death benefit is also reduced by 10% (10% x $100,000). The resulting death benefit is $90,000 ($100,000 - $10,000).

Payment of Death Benefit

You designate Your Beneficiary(ies) when You apply for Your Contract. You can change Your Beneficiary(ies) while You are alive, and the Contract is in force. If the Annuitant dies before the Annuity Payout Date and You have not entered into the Protected Lifetime Income Period, Your Beneficiary(ies) will receive a death benefit.

Unless You elect owner Directed Payout as further described below, the Beneficiary(ies) will have the following settlement options:

1. Five Year Continuance – Beneficiary can choose to receive a death benefit in installments over a period of up to five years from the Annuitant’s date of death. However, the entire amount must be fully paid within that five-year period. If the Annuitant has reached the required beginning date for RMDs, this option is unavailable for Qualified Contracts.

2. Ten Year Continuance – Beneficiary can choose to receive a death benefit in installments over a period of up to ten years from the Annuitant’s date of death. However, the entire amount must be paid out within that ten-year period. If the Annuitant had reached the required beginning date for RMDs, the Beneficiary must receive a portion of the benefit each year before the final year, following the IRC rules—unless an exemption applies. These annual payments must meet minimum distribution requirements. Taking too little or too much could lead to tax penalties. This option is only available on Qualified Contracts.

3. Beneficiary Stretch – Beneficiary can choose to receive the death benefit through annual RMDs, based on IRC rules. This option must be selected within 12 months of the Annuitant’s death. The amount and duration of these yearly payments must follow federal tax regulations. For Qualified Contracts, the Beneficiary must be: (a) the Annuitant’s surviving spouse; (b) no more than 10 years younger than the Annuitant; (c) the Annuitant’s minor child (but not grandchild); or (d) disabled or chronically ill.

4. Immediate Annuitization – Beneficiary may annuitize. This option must be selected within 12 months of the Annuitant’s death.

5. Lump Sum Distribution – Beneficiary may elect a lump sum distribution.

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If no settlement option is selected within 5 years of the Annuitant’s death, the default will be a full withdrawal of the Contract Value without a withdrawal charge. If there are multiple Beneficiaries, all must agree on a settlement option; if there is no agreement, the death benefit will be paid in lump sums to all Beneficiaries proportionally.

If the owner dies before the Annuity Payout Date:

1.	The full value of the Contract must be distributed within five years of their death;
2.	Within one year of the owner's death, the Contract must start making regular payments (annuitized) based on the life expectancy of the surviving owner, if applicable; or
3.	If the owner's spouse exercises spousal continuation and becomes the new owner, the Contract can continue in the spouse’s name without needing to distribute or annuitize right away.

If the owner dies before the Annuitant and an Optional Benefit is not elected, ownership will pass in the following order:

1.	Any other surviving owner(s);
2.	Any surviving Beneficiary;
3.	Any surviving contingent Beneficiary;
4.	Any surviving second contingent Beneficiary, where applicable; and
5.	The last surviving owner’s estate.

Enhanced Dollar Cost Averaging

Enhanced Dollar Cost Averaging (“EDCA”) program allows You to transfer amounts from the EDCA Fixed Account to Your pre-selected Variable Portfolios on either a monthly or quarterly basis. With this program, You benefit from the ability to invest in Variable Portfolios over time, which may smooth out the effects of market volatility. We do not guarantee EDCA will result in profit or protect You from losses.

You may only elect to participate in EDCA at the time of the application using all or a portion of Your initial Purchase Payment or subsequent Purchase Payments. The minimum amount that can be transferred from the EDCA is $300.

Once elected, Your Purchase Payments will transfer according to the EDCA program for either six or twelve months, depending on the period You choose. The transfers will occur either on a monthly or quarterly basis.

An EDCA transfer will not count towards Your yearly free transfer limit of 25 transfers. If You allocate subsequent Purchase Payments to the EDCA Fixed Account, a new program duration will start at the time of a subsequent Purchase Payment.

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If You cancel the EDCA program or if the EDCA program is terminated, Your remaining Purchase Payment allocated in the EDCA Fixed Account will be allocated according to Your allocation instructions. We reserve the right to discontinue or modify this program at any time.

Example:

Jean elects to participate in the EDCA program and transferred $18,000 into the EDCA Fixed account. She would like the EDCA transfer to be allocated monthly as follows over a 12-month period: $500 to Variable Portfolio X and $1,000 to Variable Portfolio Y. For 12 months, We will automatically transfer $1,500 from the EDCA Fixed account and allocate $500 to Variable Portfolio X and $1,000 to Variable Portfolio Y.

Rebalancing

Rebalancing is the automatic reallocation of Contract Value to the Variable Portfolios on a predetermined percentage basis. With this program, You benefit from the ability to maintain Your desired allocation percentage in the designated Variable Portfolios. We do not guarantee Rebalancing will result in profit or protect You from losses.

Rebalancing is not available for assets held in the Protected Fixed Account and the EDCA Fixed Account. Rebalancing requests may be terminated upon request unless it is required for an Optional Benefit. Currently, there is no additional charge for Rebalancing.

Rebalancing occurs quarterly, semi-annually, or annually. Rebalancing transfers will not count towards the free transfer limits.

Spousal Continuation

If the owner and the Annuitant are the same person, his or her surviving spouse may choose to continue the Contract through spousal continuation, if he or she is listed as the sole primary Beneficiary or joint owner. If the owner and the Annuitant are different people, the surviving spouse may only elect spousal continuation, if available, if there is no other surviving owner.

To elect spousal continuation, the surviving spouse must submit a written request to continue the Contract and due proof of death.

If the surviving spouse decides to continue the Contract, no death benefit is paid out immediately. Instead, the value of the death benefit becomes the starting amount for the continued Contract. All future benefits will be based on the spouse’s age at the time they continue the Contract.

Only one spousal continuation is allowed per Contract. After the continuing spouse passes away, the Contract may qualify for another Death Benefit Adjustment.

If the Contract has an Optional Benefit, please refer to Spousal Continuation of the Optional Benefit in “Optional Benefits” for more details.

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Owner Directed Payout

You can decide how Your death benefit is paid to Your Beneficiary, as long as it complies with applicable laws. If You set these instructions in advance, Your Beneficiary generally cannot change them.

Your options for this include:

(i)	Annuitization (Non-Qualified Contracts) - You can choose to have the death benefit paid in equal installments over 5 to 10 years. Payments can be monthly (default), quarterly, semi-annual, or annual.
(ii)	Beneficiary Stretch (Non-Qualified Contracts) - This option allows the Beneficiary to stretch the death benefit into a series of payments over time, but it is available if there is only one Beneficiary on the Contract.

However, You should consider important conditions. According to current federal tax rules, Your chosen death benefit payout method (like an annuity) will only be applied if the death benefit begins to be paid within one year of Your death. Your payout instructions may not be followed if they conflict with federal tax laws or other applicable regulations. If Your Beneficiary or a successor owner continues the Contract under certain options, they may be allowed to change Your original death benefit payout instructions.

Fees and Charges of the Contract

We may deduct the following fees and expenses as applicable from Your Contract.

●	Mortality and Expense Fee
●	Administrative Fee
●	Contract Fee
●	Transfer Fee
●	Withdrawal Charges
●	Optional Benefit Fees
●	Optional Protected Death Benefit Fee

In addition, if You invest in a Variable Portfolio, You will bear the investment management expenses of the Underlying Fund.

Fees, charges, and expenses reduce Your investment return.

We intend to profit from the Contract’s sale. Our profit may be gained from a variety of pricing factors such as the fees and charges assessed, and amounts We receive from an Underlying Fund, its investment advisors and/or subadvisors (or affiliates thereof). The fees, charges and profit We receive may be used for any corporate purpose including supporting marketing, distribution and/or administration of the Contract.

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Base Contract Fee

We assess a base Contract fee covering mortality and expense costs equal to an annualized rate of 1.10% of the Daily Net Assets allocated to the Variable Portfolios. The base Contract fee also includes an administrative fee equal to an annualized rate of 0.20% of the Daily Net Assets allocated to the Variable Portfolios. This fee is reflected in the Variable Portfolios’ Accumulation Unit values. This fee will not apply to amounts allocated to the Protected Fixed Account or the EDCA Fixed Account. The base Contract fee is assessed daily.

The mortality and expense component of the base Contract fee compensates Us for:

●	Providing insurance benefits under the Contract, including the Contract’s standard death benefit;
●	Assuming the risk that Annuitants may live longer than assumed; and
●	Guaranteeing that fees will not increase beyond the maximum fee stated regardless of actual expenses.

The administrative fee component of the base Contract fees also compensates Us for administrative costs We incur from providing Contract benefits and distributing Contracts, including preparing the Contract and prospectus, confirmation statements, annual account statements, annual reports, legal and accounting fees, providing operational support of the Separate Account, and various related expenses. We may realize a profit from these fees.

Annual Contract Fee

We assess an annual $50 Contract fee on each Contract anniversary and upon full withdrawal of the Contract. This fee reimburses Us for administrative fees involved in issuing and maintaining the Contract. If on any Contract anniversary (or on the date of a full withdrawal) the Contract Value is $50,000 or more, We will waive this Contract fee.

This fee will be taken proportionally from each Variable Portfolio and the Protected Fixed Account based on the value in each compared to the total Contract Value. This fee will not be deducted from the EDCA Fixed Account.

Transfer Fee

We permit 25 free transfers between Your Variable Portfolios each Contract year. This limit does not apply for transfers made pursuant to Our Enhanced Dollar Cost Averaging program or Our Rebalancing program. We may charge You $25 for each additional transfer over 25 in a Contract year. The transfer fee, if applicable, is deducted from the amount transferred before the transferred amount is allocated among the Variable Portfolios or Fixed Account, as applicable. The transfer fee compensates Us for the cost of processing Your transfer.

Withdrawal Charge

If any part of the Contract is withdrawn during the withdrawal charge period which exceeds the free withdrawal amount (described below), We may assess a withdrawal charge. The withdrawal charge is assessed before any other charges or fees are assessed and is calculated by multiplying the applicable withdrawal charge rate (noted in the following table) by the amount of Purchase Payments withdrawn. The withdrawal charge is then deducted from the withdrawal amount paid and will reduce Your investments in the Variable Portfolios and the Protected Fixed Account, proportionally. Alternatively, You may request withdrawals from specific Variable Portfolios (unless You have elected an Optional Benefit).

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The withdrawal charge applies as follows:

Number of completed years from date of the initial or subsequent Purchase Payment	0	1	2	3	4	5	6	7+
Withdrawal Charge Rate	8%	8%	7%	6%	5%	4%	3%	0%

For purposes of calculating the withdrawal charge, withdrawals are considered to come first from earnings and then from the oldest Purchase Payment made to the Contract, then the next oldest Purchase Payment, and so forth. However, for tax purposes, per IRS requirements, Your withdrawals are considered as coming first from taxable earnings, then from Purchase Payments, which are not taxable if Your Contract is non-qualified. Withdrawals taken before age 59 ½ may be subject to a 10% federal tax penalty.

The withdrawal charge is used to cover sales expenses, including commissions, production of sales materials, and other promotional expenses.

Free Withdrawal Amount

A free withdrawal is the maximum amount You can withdraw annually without a withdrawal charge and is the greatest of:

(1)	10% of Purchase Payments that are still subject to the withdrawal charge (which is equal to the total Purchase Payments subject to the withdrawal charge minus Purchase Payments previously withdrawn that were subject to the withdrawal charge);

(2)	Any amount withdrawn to meet the IRC's required minimum distributions; or

(3)	For those Contracts with the Level, Daily, Protector and Boost benefits, withdrawals up to the MPAW amount.

The free withdrawal is non-cumulative, meaning, if You do not take a free withdrawal one year, You cannot take that amount a subsequent Contract year.

Additionally, a withdrawal charge will not be assessed if:

(1)	The Contract is annuitized after it has been in force for at least two years;
(2)	A death benefit is paid; or
(3)	The withdrawal is taken pursuant to the nursing home waiver, if permitted in Your state.
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The free withdrawal does not apply to the full withdrawal of the Contract, which includes (for the purposes of calculating the free withdrawal):

(1)	Multiple withdrawals taken within a Contract year that deplete the entire Contract Value; or
(2)	A single net withdrawal that reduces the Contract Value below the Minimum Contract Value. Please refer to “Minimum Contract Value”.

Nursing Home Waiver

The Contract includes a nursing home waiver at no additional charge. This benefit may depend on the Annuitant’s age at issue.

Under the nursing home waiver, We will not assess a withdrawal charge if:

(1)	The first Contract anniversary has passed; and
(2)	Annuitant has been confined to a hospital, nursing care, or nursing facility for at least a 30-day continuous period.

We must receive the request for the withdrawal and proof of confinement while the Annuitant is confined or within 90 days after the Annuitant is discharged from the facility.

The Nursing Home Waiver may not be available in every state. Please refer to “Appendix E – State Availability and/or Variations”.

Premium Taxes

Depending on Your state, a premium tax or some similar charge may be levied based on the amount of Your Purchase Payments. We will deduct from Your Contract Value the amount of any applicable premium taxes or similar assessment charged by any state or other governmental entity. While the rates are subject to change, the range for the premium tax is currently between 0.0% and 5.0%. If a charge is assessed, We will deduct that amount from Your Contract Value at the time the Contract is fully withdrawn, at the time You annuitize, or at such earlier time that We may become subject to the premium tax. We may also deduct the premium tax from any death benefit proceeds.

Optional Benefit Fee

If You elect an Optional Benefit, You will pay the Optional Benefit Fee. The Optional Benefit Fee compensates Us for providing the guaranteed lifetime withdrawal benefit and the risk that We will have to make guaranteed lifetime payments from Our own assets.

The initial Optional Benefit Fee is in effect on the Benefit Date and is calculated by multiplying the Optional Benefit Fee rate by the Protected Benefit Base as of the end of each quarterly Benefit Date Anniversary. The Optional Benefit Fee rate is an annualized rate that will be assessed and deducted on a quarterly basis. The fee will be deducted proportionally from any elected Variable Portfolios and the Protected Fixed Account, if applicable.

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The percentage varies depending on which benefit You elect according to the table below. For more information about the Optional Benefits, please refer to “Optional Benefits”. The table below shows the Maximum Annual Optional Benefit Fee Adjustment.

Optional Benefit	Maximum Annual Optional Benefit Fee Adjustment		Charge Basis	Charge Frequency
	Single Covered Life	Joint Covered Lives
Daily	2.50%	2.50%	Protected Benefit Base	Quarterly
Level	2.50%	2.50%
Protector	2.50%	N/A
Boost	2.50%	2.50%

After the Charge Freeze Period, We may change the Optional Benefit Fee on any Benefit Date Anniversary, by the Maximum Annual Optional Benefit Fee Adjustment but the change will not exceed the Maximum Optional Benefit Fee. You can opt out of the fee increase by notifying Us in writing within thirty (30) days of the yearly Benefit Date Anniversary. If You choose to opt out of the fee increase, any future benefit feature increases (such as roll-ups, step-ups, and deferral credits) will be forfeited. If a Benefit is terminated, this fee will no longer be charged.

For new Optional Benefit elections, the current Optional Benefit Fee, the Maximum Optional Benefit Fee Rate Adjustment per Benefit Year, and the Charge Freeze Period are disclosed in a Rate Sheet Supplement. To obtain a copy, please visit www.augustarfinancial.com/starstream.

Protected Death Benefit Fee (with the Protector Benefit)

If You elect the Protector Optional Benefit in additional to the Optional Benefit Fee, You will also pay the Protected Death Benefit Fee for the Protected Death Benefit. The Protected Death Benefit replaces the standard death benefit. The Protected Death Benefit Fee compensates Us for providing the enhanced Protected Death Benefit, including the risk that We will have to pay death benefit guarantees from Our own assets.

The initial Protected Death Benefit Fee is in effect on the Benefit Date. The Protected Death Benefit Fee is calculated by multiplying the Protected Death Benefit Fee rate by the Protected Death Benefit Base as of the end of each quarterly Benefit Date Anniversary. The Protected Death Benefit Fee rate is an annualized rate that will be assessed and deducted on a quarterly basis. The fee will be deducted proportionally from any elected Variable Portfolios and the Protected Fixed Account, if applicable.

The table below shows the Maximum Protected Death Benefit Fee.

Optional Benefit	Maximum Protected Death Benefit Fee	Charge Basis	Charge Frequency
Protector – Protected Death Benefit Fee	1.50%	Protected Death Benefit Base	Quarterly

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After the Protected Death Benefit Charge Freeze Period, We may change the Protected Death Benefit Fee on any Benefit Date Anniversary, by the Maximum Annual Protected Death Benefit Fee Adjustment but the change will not exceed the Maximum Protected Death Benefit Fee. You may not opt out of Protected Death Benefit Fee changes. For new Protector elections, the current Protected Death Benefit Fee, the Protected Death Benefit Charge Freeze Period, and the Maximum Annual Protected Death Benefit Fee Rate Adjustment per Benefit Year are disclosed in a Rate Sheet Supplement. To obtain a copy, please visit www.augustarfinancial.com/starstream.

Underlying Fund Expenses

There are charges deducted from, and expenses paid out of, the assets of the Underlying Funds. These charges and expenses are described in the Underlying Fund prospectuses. The value of the assets in VAA will indirectly reflect the Underlying Fund’s total fees and expenses. An Underlying Fund’s total fees and expenses are not part of the Contract and may vary from year to year. Underlying Fund expenses continue to be borne by Contract owners after Annuity Income Payments begin for the amounts which are allocated to a Variable Portfolio. Please refer to “Appendix A – Investment Options Available Under the Contract” for a list of the Underlying Funds, including their annual expenses.

Sales, Marketing, and Training Expenses

We pay selling firms compensation in connection with the sale of the Contracts in the form of Purchase Payment-based commissions, asset-based commissions, or a combination of both. Purchase Payment based commissions, when paid, are calculated as a percentage of Purchase Payments. The maximum gross Purchase Payment-based commission We pay is 7.0% of Purchase Payments. Financial professionals typically receive only a portion of this amount, with the remainder retained by the selling firm with which the financial professional is affiliated.

Asset-based commissions, sometimes referred to as trail or residual compensation, when paid, are generally calculated as a percentage of Contract Value and are paid periodically for as long as the Contract remains in force.

Additionally, and to the extent permitted by applicable SEC, FINRA, and other laws and regulations, We may pay selling firms marketing allowances. These payments are generally based on the overall relationship between the Company and the selling firm and may consider factors such as sales of the Contracts or participation in marketing, educational, or training activities. Selling firms determine how such payments are used. These payments may be used to support activities that promote awareness of or provide education regarding the Contracts or other products We offer, including conferences or seminars, sales or training programs, advertising or marketing initiatives, or assistance with administrative, operational, or marketing expenses of the selling firm.

We may also sponsor or provide training or educational meetings for selling firms and financial professionals. This support may include payment or reimbursement of certain travel, lodging, meals, or meeting related expenses, as well as assistance with marketing or advertising materials, in each case as permitted by applicable law.

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Some financial professionals have a financial incentive to offer an investor a new Contract in place of the one the investor already owns. An investor should only exchange their contract if the investor determines, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable for the investor to purchase the new Contract rather than continue to own the existing contract.

For more information about the compensation arrangements applicable to Your Contract, You should contact Your financial professional.

Principal Risks of Investing in the Contract

The risks identified below are the principal risks of investing in the Contract. The Contract may be subject to additional risks other than those identified and described in this Prospectus.

Risk of Loss. You can lose money by investing in this Contract, including loss of principal. Neither the U.S. Government nor any federal agency insures or guarantees Your investment in this Contract.

Short-Term Investment Risk. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. Withdrawals from the Contract may result in withdrawal charges, taxes, and tax penalties. Withdrawals could significantly reduce the value of Your Contract and also significantly reduce or terminate Contract guarantees, including the death benefit. The benefits of tax deferral, long-term income, and living benefit protections are generally more beneficial to investors with a long-term horizon.

Risks Associated with Variable Portfolios. You bear all the investment risk for Contract Value allocated to the Variable Portfolios, each of which invests in an Underlying Fund. If the Variable Portfolios You select increase in value, Your Contract Value will go up; if they decrease in value, Your Contract Value will go down. How much a Variable Portfolio goes up or down in value mainly depends on the performance of its Underlying Fund. Each Underlying Fund has its own unique investment risks. Even a Variable Portfolio investing in a money market fund may have negative returns, particularly due to the fees and charges deducted from the Separate Account. There is no guarantee that any Underlying Fund will meet its investment objective. You can investigate the Underlying Funds by reviewing their prospectuses, statements of additional information, and annual and semi-annual reports.

Insurance Company Risk. We are the only company that has any legal responsibility to pay amounts We owe under the Contract. The general obligations and any living benefits under the Contract are supported by Our general account and are subject to Our claims-paying ability. You should look solely to Our financial strength for Our claims-paying ability. If We undergo financial distress, We may not be able to meet Our contractual obligations to Our investors.

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Withdrawal Risk (Illiquidity Risk). Withdrawals may be subject to withdrawal charges, income tax, and may be subject to tax penalties if taken before age 59 ½. Withdrawals generally reduce the death benefit, perhaps significantly. If You elect an Optional Benefit, an early withdrawal (Pre-Lifetime Withdrawal) or Excess Withdrawal may significantly reduce or terminate the benefit. The reduction to a benefit may be greater than the amount withdrawn.

Transfer Limitation Risk. We may close investment options to transfers of Contract Value. We may limit the number, frequency, method or amount of transfers among investment options. Transfers to and from a Fixed Account may be subject to significant restrictions. You should consider how Our ability to limit transfers may impede Your ability to reallocate Contract Value in response to changes in personal circumstances and market conditions.

Investment Requirements Risk. If You elect an Optional Benefit, You will be subject to Investment Requirements, which means Your allocations among the investment options will be subject to certain requirements and restrictions. We impose Investment Requirements to reduce the risk of investment losses that may require Us to use Our own assets to make guaranteed payments under an Optional Benefit. The Investment Requirements may conflict with Your investment objectives by limiting Your ability to maximize potential growth of Your Contract Value and the value of Your guaranteed benefits.

Managed Volatility Risk. Certain Underlying Funds may employ risk management strategies to provide for downside protection during sharp downturn movements in equity markets. These Underlying Funds usually, but not always, have “Managed Risk” or “Managed Volatility” in the name of the Underlying Funds. These strategies could limit the upside participation in the Underlying Fund in rising equity markets relative to other Underlying Funds. The death benefits and Optional Benefits offered under the Contract also provide protection in the event of a market downturn. Likewise, there are additional costs associated with the Optional Benefits, which can limit the Contract’s upside participation in the markets. Many of these Underlying Funds are included in the Investment Requirements associated with the Optional Benefits. Therefore, electing an Optional Benefit will similarly involve risk management strategies that, in periods of high market volatility, could limit Your participation in market gains. This may conflict with Your investment objectives by limiting Your ability to maximize potential growth of Your Contract Value and the value of Your guaranteed benefits. For more information on these Underlying Funds and their risk management strategies, please see the Underlying Funds’ prospectuses.

Purchase Payment Risk. Your ability to make subsequent Purchase Payments is subject to certain restrictions. We reserve the right to refuse or limit any Purchase Payment(s).

Minimum Contract Value Risk. Where permitted by state law, We may terminate Your Contract if Your Contract Value is less than $5,000 as a result of withdrawals and/or fees and charges. We will not exercise this right if You have an in-force Optional Benefit. We will provide You with 60 days written notice that Your Contract is being terminated. At the end of the notice period, We will distribute the Contract’s remaining value to You.

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Contract Changes Risk. We may, at any time, exercise Our rights to limit or terminate contributions, allocations and transfers to any of the investment options. We reserve the right, subject to compliance with laws that apply, to substitute Underlying Funds for Variable Portfolios, remove Variable Portfolios from the Separate Account, to combine any two or more Variable Portfolios, to restrict or eliminate any voting rights as to the Separate Account, and to limit the number of Variable Portfolios You may select. You should evaluate whether Our ability to make the changes described above, and Your ability to react to such changes, are appropriate based on Your investment goals. When such changes occur, You should also evaluate whether those changes are appropriate based on Your investment goals and, if not, You should evaluate Your options under the Contract, which may be limited and may have negative consequences associated with them.

Separate Account Change Risk. Your Contract is supported by a registered Separate Account that invests in Variable Portfolios that invest in Underlying Funds, and the value of Your Contract depends on the investment performance of those Underlying Funds, including the risk of loss of principal.

We reserve the right, within the law, to make additions, deletions and substitutions for the Variable Portfolios offered by VAA. We may substitute shares of other Variable Portfolios for shares already purchased, or to be purchased in the future, under the Contract. This substitution might occur if shares of one or more of the Variable Portfolios should become inappropriate for purposes of the Contract, in the judgment of Our management. The new Variable Portfolio may have higher fees and charges than the existing Variable Portfolio and not all Variable Portfolios may be available to all classes of contracts. No substitution or deletion will be made to the Contract without prior notice to You and before any necessary orders of the SEC in accordance with the 1940 Act, and Your prior approval if required by law.

We also reserve the right to establish additional Variable Portfolios, each of which would invest in shares of an investment company, with a specified investment objective. We may also eliminate one or more Variable Portfolios if, in Our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a Variable Portfolio without prior notice to You and before any necessary order of the SEC, and Your prior approval, if required by law. Not all Variable Portfolios may be available to all classes of contracts.

If permitted by law, and with Your prior approval if required by law, We may create a new separate account; deregister VAA under the 1940 Act in the event such registration is no longer required; manage VAA under the direction of committee; or combine VAA with one of Our other separate accounts. Further, to the extent permitted by applicable law, We may transfer the assets of VAA to another separate account.

Optional Benefits Risk. The Optional Benefits (guaranteed lifetime withdrawal benefits) have different features. If You elected an Optional Benefit and do not use it, or if the contingencies upon which the benefit depend never occur, You will have paid for a benefit that did not provide a financial return. There is also a risk that any financial return of an Optional Benefit, if any, will ultimately be less than the amount You paid for the benefit. Some Optional Benefit fees’ may be currently charged at less than their maximum amounts. We may increase these charges up to the maximum charge, subject to the terms of the Optional Benefit. We will provide prior written notice of when We increase fees and supplement the prospectus as applicable. You are responsible for managing Your withdrawal activity in accordance with the terms of an Optional Benefit. All withdrawals under an Optional Benefit – Pre-Lifetime Withdrawal, Protected Lifetime Withdrawals, Excess Withdrawals – may result in taxes and tax penalties, as well as other adverse consequences (e.g., significant reductions in the death benefit, reduced likelihood of step-ups).

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A Pre-Lifetime Withdrawal or Excess Withdrawal may be subject to withdrawal charges. In addition, a Pre-Lifetime Withdrawal or Excess Withdrawal may significantly reduce Your benefit. A Pre-Lifetime Withdrawal or Excess Withdrawal will proportionately reduce the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base (if applicable). Each of these reductions could be greater than the amount of the Pre-Lifetime Withdrawal or Excess Withdrawal. If a Pre-Lifetime Withdrawal or Excess Withdrawal reduces Your Contract Value to zero, Your Contract and the Optional Benefit will immediately terminate. Please refer to “Optional Benefits”.

To read more about potential business disruption, cybersecurity, and artificial intelligence (“AI”) technologies risks, please see the Statement of Additional Information (SAI).

The Contract in General

Owner

The owner of this Contract is the person(s) or entity(ies) elected at the time of application(s). The owner maintains all rights and interests in this Contract, subject to the rights and interests of any assignee of record. In the case of a non-tax-qualified annuity, You can change the owner of this Contract from Yourself to a new owner. You must send notice to Us to make the change. Any owner change made, unless otherwise specified by the owner, shall take effect on the date the notification is signed by the owner, when received in Good Order, subject to any payments made or actions taken by Us prior to receipt of the notification. No change will apply to any payment(s) We made before the notice was received.

We may require that a change of ownership be endorsed in this Contract. A change of ownership may result in adverse tax consequences. A change in ownership due to death is described further below.

Joint Owner

A joint owner is any person named as joint owner on the application(s) for a non-qualified Contract. The joint owner, if any, possesses an interest in this Contract in conjunction with the owner. Prior to the Annuity Payout Date, You may request to change the joint owner.

Annuitant

The Annuitant is the natural person whose life is used to determine the Annuity Income Payments and when any death benefit will be paid under this Contract. If an Optional Benefit is elected, the owner and Annuitant must be the same. The Annuitant cannot be changed at any time.

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Joint Annuitant

The joint Annuitant is a second person, in addition to the Annuitant, whose life is used to determine Annuity Income Payments under a joint life annuity option after the Contract is annuitized. A joint Annuitant may be designated only at the time of annuitization, and once annuitization occurs, the joint Annuitant designation cannot be changed.

Primary Beneficiary and Contingent Beneficiary

The primary Beneficiary is the person(s) designated by the owner to receive a death benefit, if any, if the Annuitant dies before the Annuity Income Payments begin. If Annuity Income Payments have already begun, the Beneficiary(ies) will be entitled to any remaining Annuity Income Payments, in accordance with the terms and provisions of this Contract.

You may name Beneficiary(ies) at the time You apply for this Contract. Beneficiary designations are revocable, and You may change them during the lifetime of the Annuitant by providing notice to Us in writing. Any Beneficiary change made, unless otherwise specified by the owner, shall take effect on the date the notification is signed by the owner, when received to Our home office and in Good Order, subject to any payments made or actions taken by Us prior to receipt of the notification. No change will apply to any payment(s) We made before the notice was received. Any subsequent choice of Beneficiary will automatically revoke any prior choice. If there are multiple Beneficiaries, We may require that they be of the same class of Beneficiary. The rights of a non-surviving Beneficiaries will pass to surviving Beneficiaries of the same class unless otherwise specified in writing at the time You apply for this Contract or in a later notice. For qualified Contracts, the owner’s spouse must be the sole primary Beneficiary in order to qualify for spousal continuation.

The contingent Beneficiary(ies) will receive the applicable death benefit or Annuity Income Payments if there is no surviving primary Beneficiary(ies).

If the owner, who is a natural person, survives the Annuitant, the owner will be deemed the primary Beneficiary(ies). Under such circumstances, the designated primary Beneficiary(ies) will be deemed the contingent Beneficiary(ies).

If a Beneficiary is a trust, We will not be responsible for verifying a trustee's right to receive any benefits payable under this Contract, nor for how the trustee disposes of any benefits. If before payment of any benefits, We receive notice that the trust has been revoked or is not in effect, then the trustee will be deemed a non-surviving Beneficiary.

If there is no surviving primary Beneficiary(ies), or contingent Beneficiary(ies), benefits will be paid to the last surviving owner's estate.

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Changes to the Parties to the Contract

Prior to the Annuity Payout Date, You may request to change the following:

●	Owner (Non-Qualified Contracts only);
●	Joint Owner;
●	Primary Beneficiary; or
●	Contingent Beneficiary.

The Owner must submit the request to Us in writing and We must receive the request prior to the Annuity Payout Date. Once We receive and record the change request, the change will be effective as of the date the written request was signed (unless otherwise specified by the Owner). The change will not affect any action taken by Us before the change was recorded. We reserve the right to reject any change request that would alter the nature of the risk that We assumed when We originally issued the Contract. No changes to ownership are permitted after the Annuity Payout Date.

Any request to change the Owner must be signed by the existing owner and the person designated as the new Contract Owner. Changes in Contract ownership may result in federal income taxation and may be subject to state and federal gift taxes. Changes in ownership and Contract assignments could have a negative impact on certain benefits under the Contract, including the Optional Benefits.

Certain Optional Benefits may have specific requirements as to who can be named as the Owner, Annuitant, Joint Annuitant, and/or Beneficiary in order to receive the benefit. A change in ownership or other Contract parties may cause the eligibility requirements to no longer be satisfied or have a negative impact on Optional Benefits, such as termination of an Optional Benefit or loss of payments, guarantees, or other benefits associated with an Optional Benefit.

Further, changes to the parties to the Contract may result in the Owner not receiving the benefit associated with an option while still continuing to pay any applicable charge for the option. Owners contemplating changes to the parties to the Contract should contact their financial professional to determine how the changes impact the options and features under the Contract.

Assignment

Unless restricted by federal tax law or except in situations where restrictions are required for purposes of satisfying applicable laws or regulations, a non-qualified Contract can be assigned, but We will not be bound by any assignment or change of Owner unless the request for assignment is in writing and is recorded. Your rights and those of any other person referred to in this Contract will be subject to the assignment. Certain assignments may be taxable. We do not assume any responsibility for the validity or tax consequences of any assignment. The assignment, unless otherwise specified by You, will take effect on the date that You signed the notice of assignment, subject to any payments made or actions taken by Us prior to receiving such assignment in writing. We are not liable for the validity of the assignment.

Types of Contracts Issued

The Contracts can be categorized as:

●	Investment-Only Contracts (“Qualified Plans”)
●	Non-Qualified Contracts
●	Individual Retirement Annuities (“IRAs”)
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●	Roth IRAs
●	Simplified Employee Pension IRAs (“SEP-IRA”)
●	Savings Incentive Match Plan for Employees (“SIMPLE IRA”)

For more information about the differences in Contract types, please refer “Appendix C— Contract Types and Tax Information.”

You may apply to purchase a Contract through broker-dealers that have entered into a selling agreement with AuguStar Distributors, Inc.

Minimum Contract Value

The minimum Contract Value is $5,000. If the Contract Value goes below $5,000, the remaining Contract Value will be paid to You and the Contract will terminate; provided, however, We will not exercise this right if You have an in-force Optional Benefit.

Determining the Contract Value

The Contract Value is the sum of Your share of the Variable Portfolios’ Accumulation Unit values plus any amount held in a Fixed Account, if available.

This Contract provides for an accumulation phase and an income phase. During the accumulation phase, Your Purchase Payment(s) received prior to the Annuity Payout Date are allocated among Variable Portfolio(s) and/or Fixed Account(s), as elected. During the income phase, Annuity Income Payments under an Annuity Payment Option selected by You are made to You or Your designated payee. The Accumulation Value is the sum of the value of the Accumulation Units held in the Variable Portfolios for You.

Accumulation Units

During the accumulation phase, Contract Value in the Variable Portfolios is measured by Accumulation Units. As You allocate Purchase Payments and transfer Contract Value to the Variable Portfolios, We credit Accumulation Units to Your Contract (refer to Accumulation Unit Value below). The dollar value of the Accumulation Units attributable to Your Contract will vary with the investment results of each Variable Portfolio in which You are invested.

Your financial professional will send an application, together with the first Purchase Payment, to Our home office for acceptance. We issue a Contract and We credit the first Purchase Payment in the form of Accumulation Units, insofar as Your first Purchase Payment is allocated to one or more Variable Portfolios as outlined in the sections, Crediting Purchase Payments in ”Buying the Contract” and Purchase, Transfer, or Redemption Orders in “Determining the Contract Value”. We also credit Accumulation Units in a Variable Portfolio to Your Contract upon the transfer of Contract Value to such a Variable Portfolio.

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Number of Accumulation Units	=	The sum of each Purchase Payment and/or the transfer amount allocated to the Variable Portfolio
The Variable Accumulation Unit Value for that Variable Portfolio for the Valuation Period

The number of Accumulation Units attributable to Your Contract will be reduced for withdrawals, annuitization, amounts transferred out of a Variable Portfolio, the Base Contract Fee, if applicable, and applicable charges for any Optional Benefits. Any reduction to the Contract Value will be made as of the business day in which We receive all requirements in writing in Good Order for the transaction, as appropriate.

Accumulation Unit Value

We set the original Accumulation Units value of each Variable Portfolio of VAA for these Contracts at the beginning of the first Valuation Period for each Variable Portfolio. We determine the value of each Accumulation Unit value at Market Close each business day. A Purchase Payment is credited on the basis of Accumulation Unit value next determined after its receipt. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios and the fees and expenses of the Contract.

We determine the unit value for any later Valuation Period by multiplying the unit value for the immediately preceding Valuation Period by the net investment factor (described below) for such later Valuation Period. We determine a Contract’s value by multiplying the total number of units (for each Variable Portfolio) credited to the Contract by the unit value (for such Variable Portfolio) for the current Valuation Period and adding to that any amount in the Fixed Account(s).

Net Investment Factor

The net investment factor measures the investment results of each Variable Portfolio. The investment performance and expenses of each Variable Portfolio, and the deduction of Contract charges, affect daily changes in the Variable Portfolio’s Accumulation Units values. The net investment factor for each Variable Portfolio for any Valuation Period is determined by dividing (1) by (2), then subtracting (3) from the result, where:

(1) is:

(a) the net asset value of the corresponding Underlying Fund share at the end of a Valuation Period, plus

(b) the per share amount of any dividends or other distributions declared for that Variable Portfolio if the “ex-dividend” date occurs during the Valuation Period, plus or minus

(c) a per share charge or credit for any taxes paid or reserved for the maintenance or operation of that Variable Portfolio;

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(2) is the net asset value of the corresponding Underlying Fund share at the end of the preceding Valuation Period; and

(3) is:

(a) the daily Mortality and Expense Risk Charge for the number of days in such Valuation Period; plus

(b) the daily Administration Expense Charge for the number of days in such Valuation Period.

Transfers among Variable Portfolios

You may transfer Contract Value from one or more Variable Portfolios to one or more other Variable Portfolios. You may make transfers at any time before Annuity Income Payments begin. The amount of any transfer must be at least $300 (or the entire value of the Contract’s interest in a Variable Portfolio, if less). You may also transfer among Variable Portfolios pursuant to the EDCA program or Rebalancing (refer to Enhanced Dollar Cost Averaging or Rebalancing in “Standard Benefits Included in Your Contract” for details).

We may limit the number, frequency, method, or amount of transfers. We may limit transfers from any Variable Portfolio on any one day to 1% of the previous day’s total net assets of that Variable Portfolio if We, in Our discretion, believe that the Variable Portfolio might otherwise be damaged. In determining which requests to honor, scheduled transfers (under a EDCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone, facsimile and other electronic requests in the order received. This policy will be applied uniformly without exception. We will notify You if Your requested transfer is not made. Current SEC rules preclude Us from processing at a later date those requests that were not honored. Accordingly, You would need to submit a new transfer request in order to make a transfer that was not honored because of these limitations.

Certain third parties may offer You investment management services for Your Contract. We will honor transfer requests from these third parties only if You give Us a written authorization to do so. Fees You pay for such other services are in addition to any Contract charges.

Market Timing and Excessive Trading Restrictions

We have adopted administrative procedures to discourage excessive trading and market timing through Your Contract. Excessive trading into and out of the Variable Portfolios can disrupt the Underlying Funds’ investment strategies and increase operating expenses. In addition, excessive trading lowers overall Underlying Fund performance for long term investors, prevents the Trusts’ managers from taking timely advantage of investment opportunities, and creates liquidity risks for the Underlying Funds. The Contract and the Underlying Funds are not designed to accommodate excessive trading practices. We and the Trusts reserve the right, in Our sole discretion, to restrict or reject purchase and exchange orders which We believe represent excessive or disruptive trading. Listed below are some, but not necessarily all the steps We may take to discourage excessive trading and market timing.

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The first time You are determined to have traded excessively, We will notify You in writing that Your Contract will be monitored for additional transactions in excess of the established limits and such subsequent activity may result in suspension of electronic transfer privileges and/or suspension of all transfer privileges. The established limits are determined internally as a protection against frequent trading and are not disclosed in the prospectus or other otherwise made public.

Upon the second instance of excessive trading, You will be advised that Your electronic transfer privileges have been suspended and that all transfer requests must be submitted in writing and delivered via U.S. mail.

Upon the third instance of excessive trading, We will suspend some, or all transfer privileges. You will be informed in writing of the denial of future transfer privileges. If You decide to fully withdraw the Contract following suspension of transfer privileges, You will incur any applicable withdrawal charge.

We may, in Our sole discretion, take any Contract off of the list of monitored contracts, or restore suspended transfer privileges if We determine that the transactions were inadvertent or were not done with the intent to market time. Otherwise, Our policies related to excessive trading and market timing as described in this section will be applied to all Contract owners uniformly and without exception. Other trading activities may be detrimental to the Underlying Funds. Therefore, We may place a Contract on the list of monitored contracts despite the fact the Contract owner has not exceeded the established transfer limits. You may be deemed to have traded excessively even if You have not exceeded the number of free transfers permitted by Your Contract.

Some of the factors We may consider when determining whether to place a Contract on the list of monitored contracts may include, but not be limited to:

●	Number of transfers made in a defined period;
●	Dollar amount of the transfer;
●	The total assets of the Underlying Funds involved in the transfer;
●	Investment objectives of the particular Underlying Funds involved in Your transfers; and/or
●	Whether the transfer appears to be a part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Owners who have not engaged in market timing or excessive trading may also be prevented from transferring Contract Value if We, or the Underlying Funds, believe that an intermediary associated with the owner’s account has otherwise been involved in market timing or excessive trading on behalf of other owners. Likewise, owners who have not engaged in intentional market timing or engaged in intentional disruptive or excessive trading may have their transfers rejected or their transfer privileges suspended if their trading activity generates an exception report in Our transfer monitoring systems.

Those seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that We or the Trusts will be able to identify such owners or curtail their trading practices. Our ability to detect and curtail excessive trading practices may also be limited by operational systems and technology limitations. In addition, because the Underlying Funds receive orders from omnibus accounts, which is common among Trusts offering Underlying Funds to insurance companies issuing variable products, the Trusts may not be able to detect an individual’s excessive trading practices through these omnibus accounts. If We are unable to detect those engaging in market timing and/or excessive trading, the previously mentioned harm associated with excessive trading (lower portfolio performance, liquidity risks, increased portfolio expenses, etc.) may occur.

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We may alter or amend this policy as required to comply with state or federal regulations and such regulations may impose stricter standards than currently adopted by Us or the Trusts.

Pursuant to rules adopted by the Securities and Exchange Commission, We are required to enter into agreements with the Trusts which require Us to provide the Trusts, upon their request, with certain information including taxpayer identification numbers of owners and the amounts and dates of any purchase, redemption, transfer or exchange requests by owners. We are also required to restrict or prohibit further purchases or exchange requests into the Variable Portfolios by an owner upon instruction from the Trusts.

Purchase, Transfer or Redemption Orders

For information about the timing and effective date of Purchase Payments, including circumstances in which We may rely on the SEC rule permitting two business-day or five business-day processing periods, please refer to Crediting of Purchase Payments in “Buying the Contract.”

If We receive a subsequent Purchase Payment, Transfer or Redemption Orders in Good Order on a business day before Market Close, We will credit the Purchase Payment to Your Contract based on the Accumulation Unit value on that day. Orders to purchase, redeem or transfer units received after Market Close or on a non-business day, will receive the Accumulation Unit value of the next business day.

Electronic Access

If You authorize electronic access, Your Contract and unit values and interest rates can be checked by telephoning Us at 888.925.6446, or by accessing Our web site at augustarfinancial.com. You may also request transfers or make allocation changes on Our web site. You may only make one electronic, facsimile or telephone (collectively, “electronic”) transfer request per day.

We will honor pre-authorized electronic transfer instructions from anyone who provides the personal identifying information requested. If that information is lost, stolen, disclosed, or used without Your permission, We may process instructions You did not intend, including transfers or allocation changes.

We will not honor electronic transfer requests after We receive notice of Your death. For added security, We send the owner a written confirmation of all electronic transfers on the next business day. However, if We cannot complete a transfer as requested, Our customer service representative will contact the owner in writing within 48 hours of the electronic request. Even with these measures, electronic communications can be misunderstood, incomplete, delayed, or transmitted in error. If We receive an unclear, erroneous, incomplete, or late request, the request may be delayed, rejected, or processed differently than You intended. These outcomes could affect Your investment results, including by causing You to miss market movements or remain invested in an allocation You did not want.

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Additionally, You may think that You have limited this access to Yourself, or to Yourself and Your representative. However, anyone giving Us the necessary identifying information can use electronic access once You authorize it. We are not responsible for any loss if We have used best efforts to authenticate Your identity before processing a transaction.

Please note that telephone and/or other means of electronic communication may not always be available. Any telephone or electronic device, whether it is Yours, Your service provider’s, Your agent’s or Ours can experience inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent Our receipt and processing of Your requests. Although We have taken precautions and have emergency contingency plans to limit these problems, We cannot promise complete reliability under all circumstances. If You experience such problems, You should make Your transfer request by writing to Our home office.

We reserve the right to limit or restrict electronic access in any form at any time as to any Qwner.

Income Phase

Annuity Payout Date

Annuity Income Payments begin on the Annuity Payout Date. You may select this date when the Contract is issued. The earliest Annuity Payout Date is two years after the Contract issue date. The Latest Annuity Payout Date is the end of the Contract year immediately following the Annuitant’s or older Covered Life’s (if applicable) 95th birthday. You may change the Annuity Payout Date any time by providing notice to Us prior to the earlier of (i) the Annuitant’s death or (ii) the current Annuity Payout Date. This restriction may be modified by applicable state law, or We may agree to waive it or to allow the Annuitant to defer receiving Annuity Income Payments. If You choose to defer receiving Annuity Income Payments, unless an Optional Benefit provides otherwise, Your Contract will no longer qualify for any Optional Benefit or the Death Benefit Adjustment upon the death of the Annuitant.

The Contract includes Our guarantee that We will pay Annuity Income Payments for the lifetime of the Annuitant (and any joint Annuitant) in accordance with the Contract’s rates, no matter how long You live.

Once Annuity Income Payments begin, You may not make a full withdrawal of the Contract for cash except that, upon the death of the Annuitant, We may permit the Beneficiary, at Our sole discretion, to receive the commuted value of any remaining period-certain payments.

Annuity Income Payment Options

You may elect one or more of the following Annuity Income Payment options. You may change the election any time before the Annuity Payout Date. The variable part of the Contract Value will be used to provide a variable Annuity Income Payments, and the fixed portion of the Contract will be used to provide a fixed Annuity Income Payments, unless You elect otherwise.

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Single Life Annuity Income Payment Options

Option 1 Life Only	Annuity Income Payments during the lifetime of the Annuitant. No further Annuity Income Payments are payable after the death of the Annuitant. This option is also known as non-refund.
Option 2 5-Year Period Certain	Annuity Income Payments during the lifetime of the Annuitant with a guarantee that if at the time of the Annuitant’s death there have been less than 5 years of Annuity Income Payments, Annuity Income Payments will continue to the payee for the remainder of the 5-year period.
Option 3 10-Year Period Certain	Annuity Income Payments during the lifetime of the Annuitant with a guarantee that if at the time of the Annuitant’s death there have been less than 10 years of Annuity Income Payments, Annuity Income Payments will continue for the remainder of the 10-year period.
Option 4 Installment Variable Portfolio	Annuity Income Payments during the lifetime of the Annuitant with a guarantee that if at the Annuitant’s death the total amount of Annuity Income Payments is less than the Contract Value applied to the Annuity Payment Option, Annuity Income Payments will continue until they have equaled the Contract Value applied to the Annuity Income Option.
Joint and Survivor Life Annuity Income Payment Options
Option 5 Joint and Survivor Life Only	Annuity Income Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of either the Annuitant or joint Annuitant, Annuity Income Payments will continue to be paid during the remaining lifetime of the survivor. Annuity Income Payments cease with the final Annuity Income Payment due prior to the last survivor’s death. This option is also known as non-refund.
Option 6 Joint and Survivor with Period Certain	We will make Annuity Income Payments during a specified period of years and after that during the joint lifetime of the Annuitant and joint Annuitant which will then continue during the remaining lifetime of the survivor. Annuity Income Payments will cease after the death of the survivor of the Annuitant and joint Annuitant or the end of the period certain, whichever is later.

We may make other payment options available as agreed upon by both parties. Alternate amount and type of periodic installments for fixed Annuity Income Payments may be chosen. Alternate annuity options will be based on the rates for fixed-dollar single purchase payment immediate annuities being issued by the Company on the Annuity Payout Date.

Unless You direct otherwise, We will apply the Contract Value as of the Annuity Payout Date to provide Annuity Income Payments pro-rata from each Variable Portfolio in the same proportion as the Contract Values immediately before the Annuity Payout Date.

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Under Option 1, Single Life Only, payments stop upon the death of the Annuitant. If the Annuitant dies before a second payment is due, You may receive only one Annuity Income Payment, and no payments will be made to any Beneficiary.

Generally, if no election is in effect on the Annuity Payout Date and the Contract is a tax-qualified Contract, We will apply Contract Value under Option 2, 5-Year Period Certain, with the Beneficiary as payee for any remaining period-certain installments payable after the death of the Annuitant. If no election is in effect on the Annuity Payout Date and the Contract is a nonqualified Contract, We will apply Contract Value under Option 3, 10-Year Period Certain, with the Beneficiary as payee for any remaining period-certain installments payable after the death of the Annuitant. The Pension Reform Act of 1974 might require certain contracts to provide a Joint and Survivor Annuity. If the contingent Annuitant is not related to the Annuitant, Options 5 and 6 are available only if We agree.

Determination of Amount of Annuity Income Payments

The amount of each Annuity Income Payment is determined based on the Contract Value applied on the Annuity Payout Date and the annuity option You elect. Additional factors used to calculate Annuity Income Payments include the Annuitant’s age on the Annuity Payout Date, the Annuitant’s sex (where permitted by law), the payment frequency selected, the applicable mortality table, and the assumed annuity payout interest rate. To determine the first Annuity Income Payment, We apply the Contract Value for each Variable Portfolio in accordance with the Contract’s annuity payout options table. We divide the Contract Value by $1,000 and then multiply the result by the applicable factor in the Contract’s annuity payout options table.

Annuity Income Payments are calculated using rates based on the Annuity 2012 Individual Annuity Mortality Table, which reflects industry standard assumptions about life expectancy for individuals purchasing annuities and is used to estimate how long annuity payments are expected to be made, together with an assumed interest rate that will not be less than 1.00%. Changes to any of these factors will change the amount of Annuity Income Payments.

You may elect to receive Annuity Income Payments on a monthly, quarterly, semi-annual, or annual basis. While the same Contract Value is applied regardless of payment frequency, more frequent payments result in smaller individual payment amounts, and less frequent payments result in larger individual payment amounts.

The duration of Annuity Income Payments depends on the annuity payout option selected. Life only annuity payout options provide payments for the lifetime of the Annuitant. Annuity payout options that include a period certain, installment refund, or joint and survivor feature provide payments for a guaranteed minimum period or over multiple lifetimes and generally result in lower periodic payment amounts than comparable life only options because payments are expected to be made over a longer period.

If the amount that would be applied under an option is less than $5,000, We will pay the Contract Value to the Annuitant in a single sum. If the first periodic payment under any option would be less than $100, We may change the frequency of payments so that the first payment is at least $100. We will contact You if the payments are less than $100 for alternate instructions.

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Annuity Units and Variable Payments

After Your first Annuity Income Payment, later variable Annuity Income Payments will vary to reflect the investment performance of Your Variable Portfolios. The amount of each payment depends on the number of Your annuity units. To determine the number of annuity units for each Variable Portfolio, divide the dollar amount of the first Annuity Income Payment from each Variable Portfolio by the value of that Variable Portfolio’s annuity unit. This number of annuity units remains constant during the Annuity Income Payment period unless You transfer among Variable Portfolios.

We set the annuity unit value for each Variable Portfolio for the Valuation Period when the first variable annuity was calculated for these contracts. The annuity unit value for each later Valuation Period equals the annuity unit value for the immediately preceding Valuation Period multiplied by the net investment factor for such later Valuation Period and by a factor (0.999919 for a one-day Valuation Period) to neutralize an assumed interest rate of 3%. A higher interest assumption would mean a higher initial Annuity Income Payment but a more slowly rising series of subsequent Annuity Income Payments if annuity unit values were increasing (or a more rapidly falling series of subsequent Annuity Income Payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, Annuity Income Payments would stay level.

The dollar amount of each later variable Annuity Income Payment equals Your constant number of annuity units for each Variable Portfolio multiplied by the value of the annuity unit for the Valuation Period.

Transfers During Income Phase

After Annuity Income Payments have been made for at least 12 months, the Annuitant can change the Variable Portfolios on which variable Annuity Income Payments are based. There is no transfer fee during income phase. Transfers may not be made between Fixed Accounts and Variable Portfolios during the income phase. You may change the Variable Portfolios by providing notice to Us in writing at Our home Office. Upon receipt of Your request, We will change that portion of the periodic variable Annuity Income Payment as You direct to reflect the investment results of different Variable Portfolios You have chosen. To do this, We convert the number of annuity units being changed to the number of annuity units of the Variable Portfolios to which You are changing. If an Annuity Income Payment is already in process at the time We receive Your request to change the Variable Portfolio allocations, the change will not be reflected in Your next Annuity Income Payment. It will be reflected in the Annuity Income Payment received afterwards.

Impact of Annuitization on an Optional Benefit

If You elect an Optional Benefit, You may enter the income phase by annuitizing the Contract; however, Your Optional Benefit will terminate, and Your remaining Contract Value will be applied to the selected annuity payout option. If Your Contract is still in the accumulation phase on the Latest Annuity Payout Date, Your Optional Benefit will automatically enter the Protected Lifetime Income Period and Your remaining Contract Value will be forfeited to Us. Alternatively, You could elect to annuitize Your Contract and apply Your remaining Contract Value to an annuity payout option.

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Federal Income Taxes

The following discussion of federal income tax treatment of amounts received under a variable annuity contract does not cover all situations or issues and does not cover state tax law issues. It is not intended as tax advice. Consult a qualified tax adviser to apply the law to Your circumstances. Tax laws can change, even for contracts that have already been issued. Tax law revisions, with unfavorable consequences, could have a retroactive effect on previously issued contracts or on later voluntary transactions in previously issued contracts.

We are taxed as a life insurance company under Subchapter L of the IRC. Since the operations of the Separate Account are a part of, and are taxed with, Our operations, the Separate Account is not separately taxed as a “regulated investment company” under Subchapter M of the IRC. The law does not now provide for payment of federal income tax on dividend income or capital gains distributions from Fund shares held in the Separate Account or upon capital gains realized by the Separate Account on redemption of Fund shares.

The Contract is intended to be treated as an annuity contract under Section 72 of the IRC, which generally provides for taxation of annuities. Under existing provisions of the IRC, any increase in the Contract Value is not taxable to You as the Owner or Annuitant until You receive it, either in the form of Annuity Income Payments, as contemplated by the Contract, or in some other form of distribution. (As of the date of this prospectus, proposals to modify taxation of annuities may be under consideration by the federal government.) The owner of a non-tax qualified Contract must be a natural person for this purpose. With certain exceptions, where the owner of a non-tax qualified Contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the Contract attributable to Purchase Payments made after February 28, 1986, will be treated as ordinary income received or accrued by the owner during the current tax year.

The income and gains within an annuity are generally tax deferred for natural persons. Within a tax-qualified plan, the plan itself provides tax deferral. Therefore, the tax-deferred treatment otherwise available to an annuity is not a factor to consider when purchasing a tax-qualified Contract, which is a Contract established as an individual retirement annuity under section 408(b) of the IRC, including a traditional and Roth annuity, or purchasing a Contract with the assets of an individual retirement account under 408(a) of ERISA, including a Roth IRA (each such “individual retirement annuity” or “individual retirement account” referenced to herein as an “IRA”).

When a nontax qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and You must look only to Your employer for the payment of deferred compensation benefits. Generally, in that case, an Annuitant will have no “investment in the contract” and amounts received by You from Your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the years You receive the payments.

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When Annuity Income Payments begin, each payment is taxable under Section 72 of the IRC as ordinary income in the year of receipt if You have neither paid any portion of the Purchase Payments nor previously been taxed on any portion of the Purchase Payments. If any portion of the Purchase Payments has been paid from or included in Your taxable income, this aggregate amount will be considered Your “investment in the contract.” You will be entitled to exclude from Your taxable income a portion of each Annuity Income Payment equal to Your “investment in the contract” divided by the period of expected Annuity Income Payments, determined by Your life expectancy and the form of annuity benefit. Once You recover Your “investment in the contract,” all further Annuity Income Payments will be included in Your taxable income.  In the case of a traditional IRA, Your “investment in the contract” may be zero.

A withdrawal of Contract Values is taxable as ordinary income in the year received to the extent that the accumulated value of the contract immediately before the payment exceeds the “investment in the contract.” If You elect to withdraw any portion of Your accumulated value in lieu of receiving Annuity Income Payments, that withdrawal is treated as a distribution of earnings first and only second as a recovery of Your “investment in the contract.” Any part of the value of the contract that You assign or pledge to secure a loan will be taxed as if it had been a withdrawal and may be subject to a penalty tax. You are not permitted to make such assignment or pledge if Your Contract is an IRA or held by an IRA.

Under tax regulations, all contracts issued in the same calendar year to the same owner should be treated as one contract for tax reporting purposes, so that cost basis and gain will be aggregated for the purpose of determining the taxable portion of any withdrawal.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is:

●	received on or after the taxpayer reaches age 59 1∕2;
●	made to a Beneficiary on or after the death of the Annuitant;
●	attributable to the taxpayer’s becoming disabled as such term is defined in the IRC;
●	made as a series of substantially equal periodic payments for the life of the Annuitant (or joint lives of the Annuitant and Beneficiary);
●	from a contract that is a qualified funding asset for purposes of a structured settlement;
●	made under an annuity contract that is purchased with a single premium and with an Annuity Payout Date not later than a year from the purchase of the annuity;
●	incident to divorce;
●	qualified reservist distribution;
●	distribution for qualifying medical expenses or health insurance;
●	distribution from an IRA for a first home purchase;
●	taken from an IRA for higher education expenses;
●	qualified birth or adoption distribution;
●	to a victim of domestic abuse by a spouse or domestic partner (up to the lesser of $10,000 or 50% of account);
●	taken from an IRA for a qualified first-time home purchase (up to $10,000);
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●	taken from an IRA where the taxpayer has been certified as terminally ill under the IRC; or
●	taken for personal or family emergency expenses (once per calendar year, up to the lesser of $1,000 or vested account balance over $1,000); or
●	taken from an IRA as a Qualified Disaster Recovery Distribution (“QDRD”), does not exceed $22,000, is taken within 180 days of the disaster, and the taxpayer’s principal residence is located within a federally-declared disaster area, with the taxpayer having sustained an economic loss.

Any taxable amount You withdraw from the Contract is automatically subject to 10% withholding unless You elect not to have withholding apply. If You elect not to have withholding apply to an early withdrawal or if an insufficient amount is withheld, You may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. If You fail to provide Your taxpayer identification number, any withdrawals from the Contract will automatically be subject to withholding. The IRC requires 20% withholding for distributions from contracts owned by tax qualified plans.

Under the provisions of Section 403(b) of the IRC, employees may exclude from their gross income purchase payments made for annuity contracts purchased for them by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the IRC. You may make this exclusion to the extent that Your aggregate Purchase Payments plus any other amounts contributed to purchase the Contract and toward benefits under qualified retirement plans do not exceed certain limits in the IRC. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts You receive under a Contract, either in the form of Annuity Income Payments or cash withdrawal, will be taxed under Section 72 of the IRC as ordinary income for the year received, except for exclusion of any amounts representing “investment in the contract.” Under certain circumstances, amounts You receive may be used to make a “tax-free rollover” into one of the types of individual retirement arrangements permitted under the IRC. Amounts You receive that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless You directly roll over such amounts from the tax-deferred annuity to the individual retirement arrangement.

With respect to a contract set up under Section 403(b) of the IRC, distributions may be paid only when the employee:

●	attains age 59 1∕2;
●	separates from the employer’s service or dies;
●	becomes disabled as defined in the IRC; or
●	incurs a financial hardship as defined in the IRC.

In the case of hardship, cash distributions may not exceed the amount of Your Purchase Payments. The terms of the document governing a 403(b) plan will also apply in determining whether and at what time You are entitled to a distribution. We are not responsible for making distributions under the plan’s terms and will only make distributions in accordance with the terms of the Contract. Restrictions on distributions do not affect Your right to transfer investments among the Funds and do not limit the availability of transfers between annuities.

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Required Distributions from Traditional IRA

In general, the IRS requires a minimum amount to be withdrawn from a tax-qualified Contract that is a traditional IRA each year in accordance with IRC Section 401(a)(9). Such required minimum distributions (“RMDs”) must begin no later than the required beginning date as defined in IRC Section 401(a)(9)(C)(i), which is April 1st of the calendar year after the calendar year during which the account holder reaches their applicable age as defined in IRC Section 401(a)(9)(C)(v) (or in the case of certain workplace tax-qualified plans, the calendar year in which the employee retires, if later). If the individual attains (1) age 70½ before 2020, the applicable age is 70½; (2) age 72 during or after 2020 but before 2023, the applicable age is 72; (3) age 72 during or after 2023 and age 73 before 2033, the applicable age is 73; or (2) age 74 after 2032, the applicable age is 75.

Under Section 401(a)(9), Your benefits under the Contract must be distributed, beginning not later than the required beginning date, in accordance with applicable IRA regulations, over Your life or over Your life and the life of designated Beneficiary (or over a period not extending beyond Your life expectancy or Your life expectancy and the life expectancy of Your designated Beneficiary). The RMD rules also apply to death benefits. Most non-spouse beneficiaries must take their post-death distributions within ten years. Certain exceptions apply to “eligible designated beneficiaries” which include disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. On the other hand, if Your sole Beneficiary is the deceased owner’s spouse, as defined by federal law, the surviving spouse may elect to continue the traditional IRA as his or her own. If the spouse does so choose, upon his or her subsequent death the entire benefit must be distributed as otherwise required by law.

All required distributions must be made in accordance with the requirements of Section 401(a)(9) of the IRC and the regulations promulgated thereunder, which are subject to change. This is not an exhaustive discussion of such requirements, and You should consult with Your tax or financial adviser regarding how they may apply to Your circumstances.

Distribution Periods for Nonqualified Annuities

Death of Any Owner before Annuity Starting Date

If You die before the date payments under Your contract have begun and Your spouse is not Your sole designated Beneficiary, the entire interest in such contract must be distributed within 5 years after Your death.

If Your spouse is Your sole designated Beneficiary, Your spouse may elect to be treated as if he or she is You for purposes of receiving distributions under the Contract.

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Death of Any Owner on or After Annuity Starting Date

If You die on or after the date payments have begun, but before the entire interest in the Contract has been distributed, and Your spouse is not Your sole Beneficiary, the remaining portion of such interest will be distributed at least as rapidly as under the method of distributions being used as of the date of Your death. However, Your designated Beneficiary may elect to receive payments over his or her life (or over a period not extending beyond his or her life expectancy) so long as such distributions begin no later than 1 year after the date of Your death.

The application of these provisions will be applied in accordance with Section 72(s) of the IRC and the regulations promulgated thereunder. This is not an exhaustive discussion of such requirements, and You should consult with Your tax or financial adviser regarding how they may apply to Your circumstances.

Please refer to “Appendix C — Contract Types and Tax Information”.

Investment Options

Fixed Accounts

Currently, there are two Fixed Accounts available under the Contract: the Protected Fixed Account and the EDCA Fixed Account. Information regarding each Fixed Account, including (i) its name; (ii) its term; and (iii) its minimum guaranteed interest rate, is available in an appendix to the prospectus. Please refer to “Appendix A – Investment Options Available Under the Contract”.

Each Fixed Account guarantees a fixed rate of return and guarantees principal against loss. Each Fixed Account credits compound daily interest. We guarantee that We will credit interest at an annual effective interest rate of not less than the Guaranteed Minimum Interest Rate specified below, or if greater, the minimum rate required by the applicable non-forfeiture law in the state where Your Contract was issued. We may credit interest at a rate in excess of the Guaranteed Minimum Interest Rate, but any such excess interest will be in Our sole discretion. You bear the risk that We may declare annual effective interest rates as low as the applicable guaranteed minimum.

You may obtain the annual effective interest rates for the Fixed Accounts by contacting Your financial representative, looking online at www.augustarfinancial.com, or calling 888.925.6446.

Fixed Accounts may vary by availability, offer differing features, and credit different rates of interest. We reserve the right not to offer any Fixed Accounts for new Contracts. We may close any Fixed Account to subsequent Purchase Payments and transfers of Contract Value. We reserve the right to restrict transfers to or from the Fixed Accounts.

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Our obligations under the General Account, which include the Fixed Accounts, are subject to Our financial strength and claims-paying ability.

Protected Fixed Account

If You have elected an Optional Benefit, You will be required to allocate a certain percentage of Your Contract Value to the Protected Fixed Account in accordance with the Investment Requirements for Your Optional Benefit. Please refer to “Appendix B – Optional Benefit Investment Requirements”. The Investment Requirements applicable to Your Optional Benefit will limit Your ability allocate additional Purchase Payments, and transfer Contract Value to and from, the Protected Fixed Account.

If You have not elected an Optional Benefit, the Protected Fixed Account is not available. Transfers from the Protected Fixed Account into Variable Portfolios or from the Variable Portfolios to the Protected Fixed Account are not allowed.

Amounts allocated to the Protected Fixed Account are credited compound daily interest at an annual effective interest rate. We declare interest rates for the Protected Fixed Account in Our sole discretion, subject to a Guaranteed Minimum Interest Rate of 0.15%. From time to time, We will declare an annual effective interest rate applicable to new Purchase Payments and transfers of Contract Value allocated to the Protected Fixed Account (i.e., a new money interest rate). Once established, that interest rate will apply to any such new Purchase Payments and transfers of Contract Value until the end of the “guarantee period,” i.e., the period of time during which the rate is guaranteed to remain the same. Each guarantee period will be no less than 12 months. At the end of the guarantee period, We will declare an annual effective interest rate applicable to amounts remaining in the Protected Fixed Account (i.e., a renewal interest rate) for another guarantee period. You will be notified of a maturing guarantee period and how to obtain the renewal interest rate through written correspondence, such as a letter.

Please note, at any time, We may declare a different new money interest rate. As a result, if Purchase Payments and Contract Value are allocated to the Protected Fixed Account at different times (e.g., due to automatic rebalancing), Your allocations to the Protected Fixed Account may be credited interest at different rates.

Enhanced Dollar Cost Averaging (EDCA) Fixed Account

The EDCA Fixed Account is used in connection with the Enhanced Dollar Cost Averaging program. To begin the Enhanced Dollar Cost Averaging program, You must allocate a new Purchase Payment to the EDCA Fixed Account. We currently offer the Enhanced Dollar Cost Averaging program for initial Purchase Payments and subsequent Purchase Payments. The minimum amount to be dollar cost averaged is $300 per transfer. For example, if You select the 6-month monthly Enhanced Dollar Cost Averaging Program, the minimum Purchase Payment is $1,800. If You select the 12-month monthly Enhanced Dollar Cost Averaging Program with quarterly transfers, the minimum Purchase Payment is $1,200. You cannot transfer existing Contract Value to the EDCA Fixed Account. For more information about the Enhanced Dollar Cost Averaging Program, please refer to Enhanced Dollar Cost Averaging in “Standard Benefits Included in Your Contract”.

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Amounts allocated to the EDCA Fixed Account are credited compound daily interest at an annual effective interest rate. We declare interest rates for the EDCA Fixed Account in Our sole discretion, subject to a Guaranteed Minimum Interest Rate of 0.15%. From time to time, We will declare a new annual effective interest rate applicable to new Purchase Payments. When You allocate a Purchase Payment to the EDCA Fixed Account, the annual effective interest rate applicable to that new Purchase Payment will not change for the duration of the 6-month or 12-month program, depending on the period You choose. We may declare different annual effective interest rates for the 6-month and 12-month programs.

Please note, at any time, We may declare a different interest rate for the EDCA Fixed Account. As a result, if Purchase Payments are allocated to the EDCA Fixed Account at different times, Your allocations to the EDCA Fixed Account may be credited interest at different rates.

After allocating a Purchase Payment to the EDCA Fixed Account, at the end of the 6-month or 12-month program, as applicable, Your entire Purchase Payment and earnings will have been transferred out of the EDCA Fixed Account to the Variable Portfolios in accordance with Your instructions.

Additional Information about the Fixed Accounts

The Fixed Accounts are not registered as investment companies under the Investment Company Act of 1940. Interests in the Fixed Accounts are not registered under the Securities Act of 1933. However, the information about the Fixed Accounts provided in this prospectus is subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

When purchasing the Contract, if We declare a new annual effective interest rate for a Fixed Account between the date Your application(s) is received and the date Your Purchase Payment is received, the higher annual effective interest rate will apply to any portion of Your initial Purchase Payment allocated to that Fixed Account, provided that We receive all required paperwork and funds within 60 days of the date Your application(s) is received (referred to as the “Rate Lock Period” in Your Contract).

Prior to the Latest Annuity Payout Date, the value of Your allocation in any Fixed Account will equal:

(1)	Purchase Payment(s) allocated to the Fixed Account(s); plus
(2)	accumulated interest; less
(3)	any amounts withdrawn from the Fixed Account(s) and otherwise deducted to pay fees and charges under the Contract; less
(4)	any amounts applied to an Annuity Payment option.

In no event will amounts withdrawn or otherwise payable from the Fixed Accounts or used to provide a benefit under the Contract be less than the guaranteed minimum amount required by the applicable non-forfeiture law in the state where Your Contract was issued.

The Fixed Accounts are funded by the assets of Our general account. Our general account consists of all of Our assets other than those allocated to VAA or Our other separate accounts. We invest Our general account assets at Our discretion as allowed by Ohio law.

As provided by state law, We may defer the payment of amounts to be withdrawn from the Fixed Accounts for up to six months from the date We receive Your written request for withdrawal.

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Variable Portfolios

Each Variable Portfolio invests in the shares of a single Underlying Fund. Contract Value allocated to a Variable Portfolio will vary based on the investment experience of the corresponding Underlying Fund in which the Variable Portfolio invests. There is a risk of loss on the entire amount invested.

Information regarding each Underlying Fund, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.), (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in “Appendix A – Investment Options Available Under the Contract.”

Each Underlying Fund is a mutual fund registered under the Investment Company Act of 1940. Underlying Fund shares are sold only to insurance company Separate Accounts to fund variable annuity and variable life insurance policies and, in some cases, to qualified plans. Each Underlying Fund has issued a prospectus that contains more detailed information about it. Read the Portfolios Companies’ prospectuses carefully before investing. You cannot be sure that any Underlying Fund will achieve its stated objectives and policies. For a free copy of any Underlying Fund’s prospectus, call 888.925.6446, visit www.augustarfinancial.com/starstream, mail Our home office, or send an email request to AnnuityService@augustarfinancial.com.

The Underlying Funds receive investment advice from their investment advisers. The Underlying Funds pay their investment advisers management fees as shown in the prospectus for each Underlying Fund. In some cases, the investment adviser pays part of its fee to a sub adviser.

We and Our affiliates may receive payments from the Underlying Funds, their advisers, sub advisers, distributors, or affiliates thereof, in connection with certain administrative, marketing and other support services provided by Us and expenses incurred in offering and selling Our variable annuity products. While only certain types of payments are made in connection with Your particular Contract, all such payments may influence decisions made by Us and Our affiliates regarding products We offer and the Underlying Funds We make available under Our variable annuity and variable life insurance policies, including the Contract described in this prospectus.

We receive Rule 12b-1 fees which compensate Our affiliate, AuguStar Distributors, Inc. for distribution and administrative services (including recordkeeping services and mailing prospectuses and reports to Contract owners invested in the Variable Portfolios). These fees are paid by the Underlying Funds out of each Underlying Fund’s assets and are therefore borne indirectly by Contract owners who invest in the corresponding Variable Portfolio. We also receive “revenue sharing” payments from advisers of the Underlying Funds or their affiliates (not the Underlying Funds), which compensate Us for administrative services. The maximum combined 12b-1 fees and revenue sharing payments We receive with respect to a Underlying Fund are equal to an annual rate of 0.55% of the average assets allocated to the Underlying Fund under the Contract.

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Some of the Underlying Funds are structured as a “Fund of Funds.” A Fund of Funds is an Underlying Fund that invests primarily in a portfolio of other mutual funds. Because a Fund of Funds invests in other mutual funds rather than individual securities, the Fund of Funds bears a proportionate share of expenses charged by the underlying fund in which it invests. Therefore, a Fund of Funds may have higher expenses than direct investments in the underlying funds. You should read the Underlying Fund prospectuses carefully.

Periodically some of the Variable Portfolios may be closed to future allocation of Purchase Payments. This may be at the request of the Underlying Fund or based on a decision made by Us. Advance written notice will be given to Contract owners prior to any such closure.

The investment policies, objectives and/or names of some of the Underlying Fund may be similar to those of other investment companies managed by the same investment adviser or sub adviser. However, similar investment companies often do not have comparable investment performance. The investment results of an Underlying Fund may be higher or lower than those of a similar investment company, and may be subject to different fees, charges, and investment policies, even if the portfolios have similar names.

We reserve the right, within the law, to make additions, deletions and substitutions for the subaccounts and the portfolios available in the VAA. We may substitute shares of other Underlying Funds for shares already purchased, or to be purchased in the future, under the Contract. This substitution might occur if shares of one or more of the Underlying Funds should become inappropriate for purposes of the Contract, in the judgment of Our management. The new portfolio may have higher fees and charges than the existing portfolio and not all Underlying Funds may be available to all classes of contracts. No substitution or deletion will be made to the Contract without prior notice to You and before any necessary orders of the SEC in accordance with the 1940 Act, and Your prior approval if required by law.

We also reserve the right to establish additional subaccounts, each of which would invest in shares of an investment company, with a specified investment objective. We may also eliminate one of more subaccounts if, in Our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a subaccount without prior notice to You and before any necessary order of the SEC, and Your prior approval if required by law. Not all subaccounts may be available to all classes of contracts.

If permitted by law, and with Your prior approval if required by law, We may create new Separate Accounts; deregister the VAA under the 1940 Act in the event such registration is no longer required; manage the VAA under the direction of committee; or combine the VAA with one of Our other Separate Accounts. Further, to the extent permitted by applicable law, We may transfer the assets of the VAA to another Separate Account.

If You elect an Optional Benefit, You will be subject to Investment Requirements. Please refer to “Appendix B – Optional Benefit Investment Requirements”.

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Voting Rights

Although We are the legal owner of the Variable Portfolio shares held in VAA, You have a beneficial interest in those shares to the extent of Your Contract Value allocated to each Variable Portfolio. Under applicable law and SEC rules governing separate accounts, We are required to pass through voting rights to owners to reflect this beneficial interest. Accordingly, We will vote Variable Portfolio shares held in VAA at the fund shareholders meetings in accordance with voting instructions received from owners.

We will determine the number of Variable Portfolio shares for which You are entitled to give instructions as described below. This determination will be within 90 days before the shareholders meeting. Proxy material and forms for giving voting instructions will be distributed to each owner. We will vote Variable Portfolio shares held in VAA, for which no timely instructions are received, in proportion to the instructions that We do receive. There is no minimum number of contract owners required to form a quorum. As a result, a small number of contract owners may determine the outcome of a vote submitted to the Variable Portfolio by VAA.

In addition, in certain limited circumstances, We may override owners’ voting instructions. This may occur, for example, if required by applicable law, regulatory obligations, or legal requirements. In such cases, We will notify the owners as required by law. If We determine that We are no longer required to vote in accordance with the owners’ instructions as described above, We will vote the shares in Our own right.

Until Annuity Income Payments begin, the number of Variable Portfolio shares for which You may instruct Us is determined by dividing Your Contract Value in each Variable Portfolio by the net asset value of a share of that Variable Portfolio as of the same date. After Annuity Income Payments begin, the number of Variable Portfolio shares for which You may instruct Us is determined by dividing the actuarial liability for Your Contract by the net asset value of a Variable Portfolio share as of the same date. Generally, the number of shares tends to decrease as Annuity Income Payments progress.

Important Information

AuguStar Life Insurance Company

AuguStar Life Insurance Company was organized under the laws of Ohio on September 9, 1909, as The Ohio National Life Insurance Company, and in 2023 changed its name to AuguStar Life Insurance Company. We issue life and annuities products in 49 states, the District of Columbia and Puerto Rico. Our home office is located at One Financial Way, Montgomery, Ohio 45242. We are a stock life insurance company owned by Constellation Insurance, Inc., which is wholly owned by Constellation Insurance Holdings, Inc. Currently, Constellation Insurance, Inc., has assets of approximately $35.3 billion and equity of approximately $1.7 billion. The Company is obligated and solely responsible for paying all amounts owed to You under the Contract, subject to Our financial strength and claims-paying ability.

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AuguStar Variable Account A

We established VAA on August 1, 1969, as a Separate Account for funding variable annuity contracts. Purchase Payments for the Contracts are allocated to one or more Variable Portfolios of VAA.

Income, gains and losses, whether or not realized, from assets allocated to VAA are credited to or charged against VAA without regard to Our other income, gains or losses. The assets maintained in VAA will not be charged with any liabilities arising out of any of Our other business.

All financial guarantees arising under the Contracts, including the commitment to make Annuity Income Payments, are Our general corporate obligations. Accordingly, all Our assets are available to meet Our financial guarantees under the Contracts. Unlike assets in VAA or other separate accounts We have established, all of Our other assets may be charged with any liabilities arising out of any of Our other business.

Any guarantees under the Contract that exceed Your Contract Value, such as those associated with the Optional Benefits, are paid from Our general account (not the Separate Account). Therefore, any amounts that We may pay under the Contract in excess of Contract Value in VAA are subject to Our financial strength and claims-paying ability and Our long-term ability to make such payments. In the event of an insolvency or receivership, payments We make from Our general account to satisfy claims under the Contract would generally receive the same priority as Our other policy holder obligations.

VAA is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the Variable Portfolios of VAA are invested at net asset value in Underlying Fund shares. Values of other contracts not offered through this prospectus are also allocated to VAA, including some Variable Portfolios that are not available for these contracts.

Principal Underwriter

AuguStar Distributors, Inc. (“ADI”) is the principal underwriter of the Contracts. ADI is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. ADI is controlled by AuguStar Life Insurance Company. ADI’s principal business address is One Financial Way, Cincinnati, OH 45242. ADI is affiliated with AuguStar Life, as they are both wholly-owned subsidiaries of Constellation Insurance Holdings, Inc.

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Financial Statements

The financial statements of the Separate Account, as well as the financial statements of the Company, are incorporated by reference in the SAI.

The financial statements of the Company that are included should be considered only as bearing upon the Company’s ability to meet its contractual obligations under the Contracts. The Company’s financial statements do not bear on the future investment experience of the assets held in the Separate Account.

A copy of the SAI may be obtained without charge by calling 888.925.6446, visiting www.augustarfinancial.com/starstream, or writing Us at: One Financial Way Montgomery, Ohio 45242.

Legal Proceedings

We and Our subsidiaries and affiliates, like other insurance companies, are involved in some class action and other lawsuits, or arbitration. As of the date of this prospectus, although the outcome of any litigation or arbitration cannot be predicted, We believe that there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, the ability of ADI to perform its contract with the Registrant, or the ability of Us to meet Our obligations under the Contracts.

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Appendix A – Investment Options Available Under the Contract

Underlying Funds

The following is a list of Underlying Funds available under the Contract. More information is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at www.augustarfinancial.com/starstream. You can also request this information at no cost by calling 888.925.6446 or by sending an email request to AnnuityService@augustarfinancial.com.

If You elect an Optional Benefit, You will be subject to the Investment Requirements as detailed in “Appendix B – Optional Benefit Investment Requirements.”

The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.

Type	Underlying Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Global Equity	American Funds® IS Global Growth Fund – Class 4 Adviser: Capital Research and Management Company	0.90%(1)	21.34%	7.97%	11.89%
Large Cap Growth Equity	American Funds® IS Growth Fund – Class 4 Adviser: Capital Research and Management Company	0.83%	19.93%	13.09%	17.67%
Large Cap Blend Equity	American Funds® IS Growth-Income Fund – Class 4 Adviser: Capital Research and Management Company	0.78%	17.77%	13.62%	13.63%
Mid Cap Blend Equity	AVIP AB Mid Cap Core Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: AllianceBernstein L.P.	1.17%	N/A	N/A	N/A
Allocation	AVIP Balanced Model Portfolio – Class I Shares Adviser: Constellation Investments, Inc.	0.98%	13.80%	5.87%	N/A
Foreign Large Cap Blend Equity	AVIP BlackRock Advantage International Equity Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	1.13%	N/A	N/A	N/A
Large Cap Blend Equity	AVIP BlackRock Advantage Large Cap Core Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	0.95%	N/A	N/A	N/A
Large Cap Growth Equity	AVIP BlackRock Advantage Large Cap Growth Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	0.96%	N/A	N/A	N/A

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Type	Underlying Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Large Cap Value Equity	AVIP BlackRock Advantage Large Cap Value Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	1.00%	N/A	N/A	N/A
Allocation	AVIP BlackRock Balanced Allocation Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	0.82%	N/A	N/A	N/A
Corporate Bond	AVIP Bond Portfolio – Class II Shares Adviser: Constellation Investments, Inc.	0.76%	N/A	N/A	N/A
Allocation	AVIP Constellation Dynamic Risk Balanced Portfolio – Class II Shares Adviser: Constellation Investments, Inc.	1.12%	N/A	N/A	N/A
Allocation	AVIP Constellation Managed Risk Balanced Portfolio – Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	0.64%	13.29%	N/A	N/A
Allocation	AVIP Constellation Managed Risk Growth Portfolio – Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	0.65%	15.92%	N/A	N/A
Allocation	AVIP Constellation Managed Risk Moderate Growth Portfolio – Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	0.63%	14.75%	N/A	N/A
Intermediate Core-Plus Bond	AVIP Core Plus Bond Portfolio - Class II Shares Adviser: Constellation Investments, Inc.	0.74%	N/A	N/A	N/A
Allocation	AVIP Growth Model Portfolio – Class I Shares Adviser: Constellation Investments, Inc.	1.01%	17.78%	8.85%	N/A
High Yield Bond	AVIP High Income Bond Portfolio – Class II Shares Adviser: Constellation Investments, Inc.	1.03%	N/A	N/A	N/A
Large Cap Blend Equity	AVIP Intech U.S. Low Volatility Portfolio – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Intech Investment Management LLC	0.87%	N/A	N/A	N/A
Allocation	AVIP Moderate Growth Model Portfolio – Class I Shares Adviser: Constellation Investments, Inc.	0.97%	15.81%	7.58%	N/A
Allocation	AVIP Moderately Conservative Model Portfolio – Class I Shares Adviser: Constellation Investments, Inc.	1.03%	11.43%	4.22%	N/A

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Type	Underlying Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Large Cap Growth Equity	AVIP Nasdaq-100® Index Portfolio(3) – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Geode Capital Management LLC	0.69%	N/A	N/A	N/A
Large Cap Blend Equity	AVIP S&P 500® Index Portfolio(2) – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Geode Capital Management LLC	0.63%	N/A	N/A	N/A
Mid Cap Blend Equity	AVIP S&P MidCap 400® Index Portfolio(6) – Class II Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Geode Capital Management LLC	0.66%	N/A	N/A	N/A
Large Cap Growth Equity	Fidelity® VIP Contrafund® Portfolio(4) – Service Class 2 Adviser: Fidelity Management & Research Company	0.79%	21.19%	15.08%	15.49%
Large Cap Value Equity	Fidelity® VIP Equity-Income PortfolioSM(4) – Service Class 2 Adviser: Fidelity Management & Research Company	0.71%	18.75%	12.23%	11.32%
Money Market	Fidelity® VIP Government Money Market Portfolio(4)(5) – Service Class 2 Adviser: Fidelity Management & Research Company Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.50%	3.86%	2.90%	1.83%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio(4) – Service Class 2 Adviser: Fidelity Management & Research Company	0.80%	11.49%	9.83%	10.31%
Allocation	Franklin Income VIP Fund – Class 4 Adviser: Franklin Advisers, Inc.	0.82%	12.43%	7.54%	7.19%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund – Service Shares Adviser: Goldman Sachs Asset Management L.P.	0.77%(1)	15.49%	13.57%	13.49%
Large Cap Value Equity	Invesco V.I. Comstock Fund – Series II Adviser: Invesco Advisers, Inc.	1.00%	17.14%	15.14%	11.66%
Allocation	Janus Henderson VIT Balanced Portfolio – Service Shares Adviser: Janus Henderson Investors US LLC	0.87%	14.82%	8.21%	9.86%
Global Equity	Janus Henderson VIT Global Research Portfolio – Service Shares Adviser: Janus Henderson Investors US LLC	1.07%	20.60%	12.23%	12.64%
Foreign Large Cap Blend Equity	Janus Henderson VIT Overseas Portfolio – Service Shares Adviser: Janus Henderson Investors US LLC	0.96%	28.58%	9.17%	8.97%
Large Cap Growth Equity	Janus Henderson VIT Research Portfolio – Service Shares Adviser: Janus Henderson Investors US LLC	1.07%	18.10%	13.83%	15.59%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series – Service Class Adviser: Massachusetts Financial Services Company	1.06%(1)	3.40%	3.03%	11.32%

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Type	Underlying Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 year	5 year	10 year
Allocation	Nomura VIP Asset Strategy Series – Service Class Adviser: Delaware Management Company Subadvisers: Macquarie Investment Management Austria Kapitalanlage AG	0.77%(1)	16.66%	7.07%	7.84%
Fixed Income	PIMCO Income Portfolio – Advisor Share Class Adviser: Pacific Investment Management Company LLC	1.02%	10.08%	3.31%	N/A
Inflation Protected Bond	PIMCO Real Return Portfolio – Advisor Share Class Adviser: Pacific Investment Management Company LLC	1.49%	7.74%	1.11%	3.11%

(1)	Annual expenses reflect temporary fee reductions.

(2)	The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates ("SPDJI"), and has been licensed for use by Constellation Investments, Inc. ("CINV") Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CINV. The S&P 500® Index Portfolio of AuguStar® Variable Insurance Products Fund, Inc. is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.

(3)	The Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® are registered trademarks of The NASDAQ OMX Group, Inc. (which with its affiliates is referred to as "NASDAQ OMX") and have been licensed for use by AuguStar®. The portfolio and Our products have not been passed on by NASDAQ OMX as to their legality or suitability. NASDAQ OMX does not sponsor, endorse, sell or promote the portfolio or Our products. NASDAQ OMX MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE PORTFOLIO OR OUR PRODUCTS.

(4)	Fidelity, the Fidelity Investments Logo, Contrafund and Equity Income, are registered service marks of FMR LLC and Used with permission.

(5)	You could lose money by investing in the Fidelity VIP Government Money Market Portfolio. Although the fund seeks to preserve the value of Your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Fidelity Investments and its affiliates, and the fund's sponsor, have no legal obligation to provide financial support to the fund, and You should not expect that the sponsor will provide financial support to the fund at any time. The fund will not impose a fee upon the sale of Your shares, nor temporarily suspend Your ability to sell shares if the fund's weekly liquid assets fall below 30% of its total assets because of market conditions or other factors. The 7-day yield is net of all recurring Contract fees and charges, is prorated and more closely reflects the current earnings of the Fidelity VIP Government Money Market Portfolio than the total return.

(6)	The S&P MidCap 400® Index is a product of S&P Dow Jones Indices LLC or its affiliates ("SPDJI"), and has been licensed for use by Constellation Investments, Inc. ("CINV") Standard & Poor's® and S&P®; are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CINV. The S&P MidCap 400® Index Portfolio of AuguStar® Variable Insurance Products Fund, Inc. is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P MidCap 400® Index.
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Fixed Accounts

The following is a list of Fixed Accounts currently available. We may change the parameters of the Fixed Accounts listed below, offer new Fixed Accounts, and terminate existing Fixed Accounts. We will provide You with written notice before doing so. Please refer to Fixed Accounts in “Important Information” in the prospectus for additional information.

Fixed Account	Term	Minimum Guaranteed Interest Rate
Protected Fixed Account(1)	12 Months	0.15%
EDCA Fixed Account	6 Months	0.15%
EDCA Fixed Account	12 Months	0.15%

(1)	Available only to Contracts with an Optional Benefit. Please refer to “Appendix B – Optional Benefit Investment Requirements”.
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Appendix B – Optional Benefit Investment Requirements

If You elect an Optional Benefit, You will be subject to Investment Requirements. You must comply with one of the two following options below. We reserve the right to change the Investment Requirements for prospectively issued Contracts.

Option A – Asset Allocation Model Portfolio

Group 1 Allocate 20%	Group 2 Allocate 80%

Protected Fixed Account	AVIP Balanced Model Portfolio - Class I Shares AVIP Moderate Growth Model Portfolio - Class I Shares AVIP Moderately Conservative Model Portfolio - Class I Shares
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Option B – Build Your Own Allocation

Group 1 Allocate 20%	Group 2 Allocate a minimum of 10% up to a maximum of 80%	Group 3 Allocation up to 70%

Protected Fixed Account

AVIP Bond Portfolio - Class II Shares
AVIP Core Plus Bond Portfolio - Class II Shares

AVIP High Income Bond Portfolio - Class II Shares

Fidelity® VIP Government Money Market Portfolio - Service Class 2

PIMCO Income Portfolio - Advisor Share Class

PIMCO Real Return Portfolio - Advisor Share Class

American Funds® IS Global Growth Fund - Class 4

American Funds® IS Growth Fund - Class 4

American Funds® IS Growth-Income Fund - Class 4

AVIP AB Mid Cap Core Portfolio - Class II Shares

AVIP Balanced Model Portfolio - Class I Shares

AVIP BlackRock Advantage International Equity Portfolio - Class II Shares

AVIP BlackRock Advantage Large Cap Core Portfolio - Class II Shares

AVIP BlackRock Advantage Large Cap Growth Portfolio - Class II Shares

AVIP BlackRock Advantage Large Cap Value Portfolio - Class II Shares

AVIP BlackRock Balanced Allocation Portfolio - Class II Shares

AVIP Constellation Dynamic Risk Balanced Portfolio - Class II Shares

AVIP Constellation Managed Risk Balanced Portfolio - Class I Shares

AVIP Constellation Managed Risk Growth Portfolio - Class I Shares

AVIP Constellation Managed Risk Moderate Growth Portfolio - Class I Shares

AVIP Growth Model Portfolio - Class I Shares

AVIP Intech U.S. Low Volatility Portfolio - Class II Shares

AVIP Moderate Growth Model Portfolio - Class I Shares

AVIP Moderately Conservative Model Portfolio - Class I Shares

AVIP Nasdaq-100® Index Portfolio - Class II Shares

AVIP S&P 500® Index Portfolio - Class II Shares

AVIP S&P MidCap 400® Index Portfolio - Class II Shares

Fidelity® VIP Contrafund® Portfolio - Service Class 2

Fidelity® VIP Equity-Income PortfolioSM - Service Class 2

Fidelity® VIP Mid Cap Portfolio - Service Class 2

Franklin Income VIP Fund - Class 4

Goldman Sachs U.S. Equity Insights Fund - Service Shares

Invesco V.I. Comstock Fund - Series II

Janus Henderson VIT Balanced Portfolio - Service Shares

Janus Henderson VIT Global Research Portfolio - Service Shares

Janus Henderson VIT Overseas Portfolio - Service Shares

Janus Henderson VIT Research Portfolio - Service Shares

MFS® Mid Cap Growth Series - Service Class

Nomura VIP Asset Strategy Series - Service Class

Investment Requirements will limit how and in what investment options You can allocate Your money. We impose Investment Requirements to reduce the risk of investment losses that may require Us to use Our own assets to make guaranteed payments under an Optional Benefit.

You may use an EDCA Fixed Account to invest Your target allocation in accordance with the Investment Requirements. Amounts added to the Protected Fixed Account will not be included in the EDCA Program, if elected. If You use an EDCA Fixed Account, 80% of Your initial Purchase Payments must be allocated to the EDCA Fixed Account. You may then select Option A – Asset Allocation Model Portfolio, or Option B – Build Your Own Allocation to transfer amounts as part of the EDCA program. Please refer to Enhanced Dollar-Cost Averaging in “Standard Benefits Included in the Contract” for more details.

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If You elect an Optional Benefit, You will be automatically enrolled in Rebalancing and authorize Us to automatically rebalance Your Contract Value in the Variable Portfolios on a periodic basis. You can modify Your Rebalancing instructions, as long as they are consistent with the Investment Requirements, by calling 888.925.6446. We will not rebalance amounts in the Protected Fixed Account or the EDCA Fixed Account under the Rebalancing program.

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Appendix C – Contract Types and Tax Information

The Contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code (the “IRC”). Below is a general description of various contract types. Eligibility requirements, tax benefits (if any), limitations, and other features of the Contracts will vary depending on contract type.

Non-Qualified Contracts

A nonqualified contract is a contract that does not qualify for certain tax benefits under the IRC, such as deductibility of Purchase Payments. Non-qualified contracts are not an IRA, Roth IRA, SEP-IRA, SIMPLE IRA, tax sheltered annuity, or part of a pension plan or employee-sponsored retirement program.

Upon the death of the owner of a non-qualified contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.

Non-qualified contracts that are owned by natural persons allow the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed. Non-qualified contracts that are owned by non-natural persons, such as trusts, corporations, and partnerships are generally subject to current income tax on the income earned inside the contract, unless the non-natural person owns the contract as an agent of a natural person.

IRA Disclosure Statement

This statement is designed to help You understand the requirements of federal tax law which apply to Your individual retirement annuity (IRA), Your Roth IRA, Your simplified employee pension IRA (SEP-IRA) for employer contributions, Your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one You purchase for Your spouse. You can obtain more information regarding Your IRA either from Your sales representative or from any district office of the Internal Revenue Service.

Eligibility Requirements for IRAs

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally, if You have a non-working spouse (and You file a joint tax return), You may establish an IRA on behalf of Your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

Contributions and Deductions

Contributions to a traditional IRA will be deductible if You are not an “active participant” in an employer maintained qualified retirement plan or if You have Adjusted Gross Income which does not exceed the “applicable dollar limit”. For a single taxpayer, the applicable dollar limitation is $81,000 in 2026, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $81,000 and $91,000. For married couples filing jointly, the applicable dollar limitation is $129,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $129,000 and $149,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $91,000 for individuals and $149,000 for married couples filing jointly. IRA contributions must be made by no later than the time You file Your income tax return for that year. Special limits apply for the non-active participant spouse where a joint return is filed with an active participant.

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The IRA maximum annual contribution and the associated tax deduction is limited to the lesser of: (1) $7,500 in 2026 or (2) 100% of Your earned compensation. Those age 50 or older may make an additional IRA contribution of $1,100 per year in 2026. In the case of any taxable year beginning in a calendar year after 2026, the $1,000 shall be periodically increased as stipulated in IRC Sections 219(b)(5)(B)(ii), 219 (b)(5)(C)(iii) and 219(b)(5)(D). Contributions in excess of the limits may be subject to penalty. See below.

The maximum tax-deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $7,100 or (2) 100% of taxable alimony.

Contributions made by Your employer to Your SEP-IRA are excludable from Your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEP-IRA will be entitled to elect to have their employer make contributions to their SEP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee’s behalf to the SEPP, the employee’s salary is reduced by the amount of the contribution, and those funds are not treated as current taxable income. Salary-reduction SEP-IRAs (also called “SARSEPs”) are available only if at least 50% of the employees elect to have amounts contributed to the SEP-IRA and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may no longer be established. Elective deferrals under a SARSEP are subject to an inflation-adjusted limit which is $24,500 for 2026.

Under a SEP-IRA agreement, the maximum annual contribution which Your employer may make on Your behalf to a SEP-IRA contract which is excludable from Your income is the lesser of 100% of Your salary or $72,000 in 2026. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above. The Internal Revenue Service has reviewed the format of Your SEP-IRA and issued an opinion letter to Us stating that it qualifies as a prototype SEP-IRA.

If You or Your employer should contribute more than the maximum contribution amount to Your IRA or SEP-IRA, the excess amount will be considered an “excess contribution”. You may withdraw an excess contribution from Your IRA (or SEP-IRA) before Your tax filing date without adverse tax consequences. If, however, You fail to withdraw any such excess contribution before Your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year.

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An individual retirement annuity must be an annuity contract. In Our opinion, the optional additional death benefits available under the Contract are part of the annuity contract. There is a risk, however, that the Internal Revenue Service would take the position that one or more of the optional additional death benefits are not part of the annuity Contract. In such a case, the charges for the optional additional death benefits would be considered distributions from the IRA and would be subject to tax, including penalty taxes. The charges for the optional additional death benefits would not be deductible. It is possible that the IRS could determine that optional death proceeds in excess of the greater of the Contract Value or net Purchase Payments are taxable to Your Beneficiary. Should the IRS so rule, We may have to tax report such excess death benefits as taxable income to Your Beneficiary. If the IRS were to take such a position, We would take all reasonable steps to avoid this result, including the right to amend the Contract, with appropriate notice to You.

The Contracts may not be eligible for use in Puerto Rico IRAs.

IRA for Non-working Spouse

If You establish an IRA for Yourself, You may also be eligible to establish an IRA for Your “non-working” spouse. In order to be eligible to establish such a spousal IRA, You must file a joint tax return with Your spouse and if Your non-working spouse has compensation, his/her compensation must be less than Your compensation for the year. Contributions of up to $15,000 may be made to the two IRAs if the combined compensation of You and Your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, You will be able to deduct an amount equal to the least of (i) the amount contributed to the IRA’s; (ii) $15,000; or (iii) 100% of Your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. Please refer to the above under “Contributions and Deductions”. If You contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

Rollover Contribution

Once every year, You may withdraw any portion of the value of Your IRA (or SEP-IRA) and move it to another IRA. Withdrawals may also be made from other IRAs and contributed to this Contract. Note – You are limited to one rollover per year regardless of how many IRA contracts You own. This transfer of funds from one IRA to another is called a “rollover” IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You are not allowed a tax-deduction for the amount of any rollover contribution. Transfers of funds directly from one IRA to another IRA, if done properly, is not a rollover and is not subject to the once per year limitation.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until You receive payments from the than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in Your income without any capital gains treatment.)

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Premature Distributions

At no time can an interest in Your IRA (or SEP-IRA) be forfeited. The federal tax law does not permit You to use Your IRA (or SEP-IRA) as security for a loan. Furthermore, as a general rule, You may not sell or assign Your interest in Your IRA (or SEP-IRA) to anyone. Use of an IRA (or SEP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in Your income in the year it is invalidated and will be subject to a 10% penalty tax if You are not at least age 59 ½ or totally disabled. (You may, however, assign Your IRA (or SEP-IRA) without penalty to Your former spouse in accordance with the terms of a divorce decree.)

You may withdraw part of the value of Your IRA (or SEP-IRA). If a withdrawal does not qualify as a rollover, the amount withdrawn will be includable in Your income and subject to the 10% penalty if You are not at least age 59 ½ or totally disabled or the withdrawal meets the requirements of another exception contained in the IRC, unless You comply with special rules requiring distributions to be made at least annually over Your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of Your tax return. Withdrawals of excess contributions after the due date of Your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless You are over age 59 ½ or are disabled.

Distribution at Retirement

Once You have attained age 59 ½ (or have become totally disabled), You may elect to receive a distribution of Your IRA (or SEP-IRA) regardless of when You actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the Contract. The distributions from Your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as You receive them unless nondeductible contributions were made to the IRA. In that case, only earnings will be income.

Required Minimum Distributions

Required minimum distributions are required to be taken from this Contract as of the owner’s required beginning date (“RBD”). The RBD for individuals born on or after July 1, 1949, is April 1 of the year following the year in which the individual attains age 72. For individuals born before July 1, 1949, the RBD is April 1 of the year following the year in which the individual attains age 70 ½. For individuals born on or after January 1, 1951, and prior to January 1, 1960, the RBD is April 1 of the year following the year in which the individual attains age 73.

Inadequate Distributions — 25% Tax

Your IRA or SEP-IRA is intended to provide retirement benefits over Your lifetime. Thus, federal law requires that You either (1) receive a lump-sum distribution of Your IRA by Your RBD or (2) start to receive periodic payments by that date. If You elect to receive periodic payments, those payments are calculated by dividing Your account balance by the distribution period shown on the Uniform Lifetime Table published by the Internal Revenue Service. If the payments are not sufficient to meet these requirements, an excise tax of 25% will be imposed on the amount of any underpayment, which will be reduced to 10% if corrected within 2 years.

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Death Benefits

If You die before receiving the entire value of Your IRA (or SEP-IRA), the remaining interest must be distributed to Your Beneficiary within 10 years of death or applied to purchase an immediate annuity for the Beneficiary within one year of death, with the annuity limited in duration to 10 years. If Your Beneficiary is an eligible designated Beneficiary, that individual may “stretch” the IRA, taking annual required minimum distributions over the individual’s life expectancy. An eligible designated Beneficiary is defined as (1) Your spouse, (2) any Beneficiary no more than ten years younger than You, (3) Your minor child, but only until the child reaches the age of majority, (4) a disabled individual, or (5) a chronically ill individual. Special rules apply to spousal Beneficiaries regarding the date required distributions must begin and the period of time over which distributions must be paid. Non-natural person Beneficiaries must receive their benefit within 5 years of death.

Roth IRAs

Section 408A of the IRC permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” In 2026, contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $242,000 for married individuals filing jointly and less than $153,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the same as the contribution limits for traditional IRAs (the limit is phased out for incomes between $242,000 and $252,000 for married and between $153,000 and $168,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible. Catch up contributions are available for persons age 50 or older. After 2024, the maximum regular contribution and income amounts above will be adjusted by the Secretary of the Treasury for cost-of-living increases under IRC Section 408A(c)(3). For 2026, catch up contributions is $1,100.

All or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer’s gross income. Provided a rollover contribution meets the requirements for IRAs under Section 408(d)(3) of the IRC; a rollover may be made from a Roth IRA to another Roth IRA.

Persons considering a rollover, transfer, or conversion should consult their own tax advisor.

“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 ½; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the IRC; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and taxed generally in the same manner as distributions from a non-Roth IRA.

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Distributions from a Roth IRA need not commence at the owner’s RBD. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the Contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner’s death subject to certain exceptions.

Savings Incentive Match Plan for Employees (SIMPLE)

An employer may sponsor a plan allowing for employee salary deferral contributions with an additional employer contribution. SIMPLE plans may operate as a 401(k) or an IRA. Limits for employee contributions to a SIMPLE are $18,200 in 2026. Employees age 50 and older may contribute an additional $4,000 in 2026 (or $5,250 if between the ages of 60 to 63). Distributions from a SIMPLE are subject to restrictions similar to distributions from a traditional IRA. Additional terms of Your SIMPLE are in a summary plan description distributed by Your employer.

Reporting to the IRS

Whenever You are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), You must file Form 5329 with the Internal Revenue Service. The form is to be attached to Your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on Your income tax return for the year to which they relate.

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Appendix D – Optional Benefit Examples

For all the examples, please assume Jean is the Owner and Annuitant. Withdrawal charges do not impact any of the examples below.

Roll-Up Base Example

No Additional Purchase Payment during the Roll-Up Period

On January 1, Jean is issued the Contract with $100,000 in Purchase Payments. Her initial Protected Benefit Base, Roll-Up Base, and Roll-Up Calculation Base are $100,000. Her Roll-Up Rate is 6%. If Jean does not make any subsequent Purchase Payments, on her yearly Benefit Date Anniversary (January 1), her Roll-Up Calculation Base remains $100,000 and her new Roll-Up Base and Protected Benefit Base will be $106,000 ($100,000 + 6.0% x $100,000) assuming there are no Step-Ups.

Subsequent Purchase Payments during the Roll-Up Period

On January 1, Jean is issued the Contract with $100,000 in Purchase Payments. Her initial Protected Benefit Base is $100,000, her Roll-Up Base is $100,000, her Roll-Up Calculation Base is $100,000, and her Roll-Up Rate is 6%. The initial Step-Up Base is $100,000. On June 1, Jean makes a $50,000 Purchase Payment. The next day, on June 2, Jean’s Protected Benefit Base is $150,000, her Roll-Up Base is $150,000, her Step-Up Base is $150,000, and her Roll-Up Calculation Base is $150,000.

On her first Benefit Date Anniversary, because the subsequent Purchase Payment was made 151 days after the effective date of the rider, the subsequent Purchase Payment will earn prorated interest equal to $1,758.90 = (1-151 days/365 days) x 6.0% (the Roll-Up Rate) x $50,000 (Purchase Payment). Her initial Purchase Payment will earn the full amount of interest, $6,000 = $100,000 (initial Purchase Payment) x 6.0% (Roll-Up Rate). At Jean’s first Benefit Date Anniversary, her Roll-Up Base will equal $157,758.90 = ($150,000 + $6,000 + $1,758.90) and her Roll-Up Calculation Base will equal $150,000.00.

Assume her Contact Value is $145,000 due to market movements, which is less than her Step-Up Base, so her Step-Up Base remains $150,000. Finally, to determine her Protected Benefit Base the Step-Up Base is compared to the Roll-Up Base and the maximum of those two is taken as the Protected Benefit Base, in this case is $157,758.90.

Next, assume before her second Benefit Date Anniversary Jean’s Protected Benefit Base and Roll-Up Base are $157,758.90, her Step-Up Base and Roll-Up Calculation Base are $150,000, and she takes her one-time Pre-Lifetime Withdrawal of $7,250. Assume before the Pre-Lifetime Withdrawal her Contract Value is $145,000. Since the Pre-Lifetime Withdrawal reduced the Contract Value by 5% ($7,250 / $145,000), all Bases will be reduced by 5% as well. The Protected Benefit Base and the Roll-Up Base will be reduced by $7,887.95 (5.0% x $157,758.90) to $149,870.95. The Step-Up Base and the Roll-Up Calculation Base will be reduced by $7,500 (5.0% x $150,000) to $142,500. The resulting Contract Value would be $137,750.

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On Jean’s second Benefit Date Anniversary, assuming she takes no other withdrawals, she will still earn simple interest but it will be based on the reduced Roll-Up Calculation Base, no matter when the Pre-Lifetime Withdrawal was taken during the year; interest will not be paid on a prorated basis. Her Roll-Up Base will equal $158,420.95 ($149,870.95 + $142,500 x 6.0%). Assuming her Contract Value remains unchanged, her Step-Up Base would remain at $142,500 which means her Protected Benefit Base would equal $158,420.95.

Please note that in the case of an Excess Withdrawal there would be no Roll-Up since by taking any withdrawal other than a Pre-Lifetime Withdrawal, it nullifies the Roll-Up for the Benefit Year. If everything else in the Pre-Lifetime example above is the same except that the withdrawal is an Excess Withdrawal, the Roll-Up Base on Jean’s second Benefit Anniversary would be $149,870.95, the value of the Roll-Up Base after being reduced for the Excess Withdrawal. As a result, the Protected Benefit Base would equal $149,870.95.

The Roll-Up Calculation Base is used solely to calculate the amount of simple interest added to the Roll-Up Base. The initial Roll-Up Calculation Base equals the initial Protected Benefit Base, increased by any subsequent Purchase Payments, and adjusted proportionally for any Pre-Lifetime Withdrawal or Excess Withdrawal.

On each subsequent Benefit Date Anniversary during the Roll-Up Period, the Roll-Up Base is recalculated as the sum of the prior Roll-Up Base and simple interest equal to the Roll-Up Rate multiplied by the Roll-Up Calculation Base. Simple interest on Subsequent Purchase Payments made during the Roll-Up Period is calculated on a prorated basis from the date of payment to the next Benefit Date Anniversary.

Step-Up Base Example

Annual Step-Up Base

On January 1, Jean is issued the Contract with $100,000 in Purchase Payments. The Optional Benefit she elected (either Level, Boost, or Protector) has an annual Step-Up Base. Her initial Protected Benefit Base is $100,000 and her Step-Up Base is $100,000. On her first yearly Benefit Date Anniversary, her Contract Value has increased to $107,000. At the end of her first Benefit Year, her Step-Up Base is $107,000 and her Roll-Up Base is $106,000. Given that her Step-Up Base is greater than her Roll-Up Base, Jean’s Protected Benefit Base will equal $107,000 at the end of the first Benefit Year.

Daily Step-Up Base

On January 1, Jean is issued the Contract with $100,000 in Purchase Payments. She selected the Daily Optional Benefit which has a Daily Step-Up Base. At the end of the first quarter, the highest Contract Value she experienced was $103,000. As a result, her Step-Up Base increased to $103,000 at the end of the first quarter. At the end of the second quarter, the highest Contract Value her annuity experienced was $102,500. As a result, her Step-Up Base remains $103,000 at the end of the second quarter. At the end of the third quarter, the highest Contract Value her annuity experienced was $103,500. As a result, her Step-Up Base increased to $103,500 at the end of the third quarter. At the end of the fourth quarter, the highest Contract Value her annuity experience in the past quarter was $107,000. As a result, at the end of the fourth quarter, her Step-Up Base increased to $107,000. Since her Step-Up Base was greater than her Roll-Up Base ($106,000), her new Protected Benefit Base after the first Benefit Year is $107,000.

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Pre-Lifetime Withdrawal Example

Assume Jean’s Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Benefit Base are $100,000. Jean’s Contract Value is $90,000 when she elects to take a Pre-Lifetime Withdrawal of $9,000. Jean’s Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Benefit Base will each be reduced by 10% ($9,000 / $90,000) to $90,000.

If Jean takes no other withdrawals for the year, she will still be eligible for a Roll-Up Credit, which will be a function of the new Roll-Up Calculation Base.

At the next Benefit Date Anniversary, assume her Contract Value is $80,000 and assume a Roll-Up Rate of 6.0%. The new Roll-Up Base equals the prior Roll-Up Base plus the Roll-Up Calculation Base times the Roll-Up Rate; $90,000 + $90,000 x 6.0% = $95,400. Since the Contract Value is below the Step-Up Base, the Step-Up Base equals $90,000. The Protected Benefit Base equals the maximum of the Roll-Up Base and the Step-Up Base, and is therefore equal to $95,400.

Even though Jean took a Pre-Lifetime Withdrawal, if Jean defers any additional withdrawals, she may still be eligible for a Deferral Credit. Assume that after deferring any additional withdrawals (other than the Pre-Lifetime Withdrawal) the Contract Value is $100,000, the Protected Benefit Base is $117,000 ($90,000 + 6.0% x 5 x $90,000), the Maximum Protected Annual Withdrawal Rate is 6.0%, and the 5-year Deferral Credit is 0.40%. After deferring for 5 years the Maximum Protected Annual Withdrawal amount would be $117,000 x (6.0% + 0.40%) = $7,488.

Maximum Protected Annual Withdrawal Example

Assume Jean is 60 years old when her Contract is issued, her initial Purchase Payment is $100,000, her Roll-Up Rate is 6%, her 5-year Deferral Credit is 0.40%, and assume her Maximum Protected Annual Withdrawal Rate age bands are as follows (applicable Maximum Protected Annual Withdrawal rates will be available in the Rate Sheet Supplement):

Age Band	Maximum Protected Annual Withdrawal Rate
60-64	4.80%
65-69	6.00%
70+	6.40%

If Jean elects to begin Maximum Protected Annual Withdrawals right away, since she is 60 years old, she will fall into the 60-64 age band, and her Maximum Protected Annual Withdrawal Rate would be 4.8%. Her Maximum Protected Annual Withdrawal amount will equal $4,800 ($100,000 x 4.8%).

Assume Jean defers withdrawals until she is 65 years old and she earned 5 years of roll-ups but no step-ups. Also, assume she earned her 5-year Deferral Credit. Her Protected Benefit Base is now $130,000. If she then starts her Maximum Protected Annual Withdrawals, she will be 65 years old and will fall into the 65-69 age band. Her Maximum Protected Annual Withdrawal Rate will be 6.4% (6.0% + 0.40%). Her Maximum Protected Annual Withdrawal amount will equal $8,320 ($130,000 x 6.4%).

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Assume Jean defers withdrawals until she is 70 years old and she earned 10 years of roll-ups but no step-ups. Also, assume she earned her 5-year Deferral Credit. Her Protected Benefit Base is now $160,000. Since she is 70 years old, she will fall into the 70+ age band and her Maximum Protected Annual Withdrawal rate is 6.8% (6.4% + 0.4%). Her Maximum Protected Annual Withdrawal amount will equal $10,880 ($160,000 x 6.8%).

Deferral Credit Example

Assume Jean is issued the Contract with the Level Optional Benefit on January 1, 2026, with a $100,000 Purchase Payment, a Roll-Up Rate of 6.0%, a Maximum Protected Annual Withdrawal Rate of 6.0%, and a 5-year Deferral Credit of 0.40%. Jean defers withdrawals 5 years until January 2, 2031. Assuming there are no step-ups and no subsequent Purchase Payments, her Protected Benefit Base would be $130,000 ($100,000 x 6.0% x 5 + $100,000) and her Maximum Protected Annual Withdrawal Rate would equal the Maximum Protected Annual Withdrawal Rate plus the Deferral Credit; 6.0% + 0.40% = 6.4%. The resulting Maximum Protected Annual Withdrawal amount would equal the Maximum Protected Annual Withdrawal Rate times the Protected Benefit Base; $130,000 x 6.4% = $8,320. Now assume instead Jean made a subsequent Purchase Payment of $25,000 on January 1, 2031. Her Protected Benefit Base would equal $155,000 and her Deferral Credit would equal 0.32% ($100,000 / ($100,000 + $25,000) x 0.40%) since the Deferral Credit is only applicable to the Purchase Payments she made in the first Benefit Year. When starting withdrawals on January 2, 2031, the resulting Maximum Protected Annual Withdrawal amount would equal $9,796 ($155,000 x 6.32%).

Instead, assume Jean defers withdrawals for 3 years until January 2, 2029, with no subsequent Purchase Payments. Her Protected Benefit Base would be $118,000 ($100,000 x 6.0% x 3 + $100,000) and her Maximum Protected Annual Withdrawal Rate would equal 6.0% since she did not defer for at least 5 years. The resulting Maximum Protected Annual Withdrawal amount would equal the Maximum Protected Annual Withdrawal Rate times the Protected Benefit Base; $118,000 x 6.0% = $7,080.

Impact of Excess Withdrawals Example

Assume Jean’s Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Benefit Base are $100,000, her Contract Value is $86,000, her Maximum Protected Annual Withdrawal amount is $6,000, and Jean takes a $10,000 withdrawal. In this scenario $4,000 is considered excess and will reduce all bases by 5% ($4,000 / ($86,000 - $6,000). After the Excess Withdrawal the Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Benefit Base are reduced to $95,000.

In situations where only a portion of a withdrawal constitutes an Excess Withdrawal, the portion that is not an Excess Withdrawal will first be deducted from the Contract Value to determine the Contract Value prior to taking the Excess Withdrawal.

Level Example

Assume that on January 1, 2026, Jean is issued the Contract with $100,000 in Purchase Payments. On January 31, 2026, she elects to begin Maximum Protected Annual Withdrawals. Her Protected Benefit Base is $100,000, Contract Value is $95,000, Maximum Protected Withdrawal Rate is 6.0% and she receives no Deferral Credit. Her current Maximum Annual Withdrawal Amount would be $100,000 x 6.0% = $6,000, which she will receive for life assuming she does not take an Excess Withdrawal.

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Boost Example

Assume that on January 1, 2026, Jean is issued the Contract with $100,000 in Purchase Payments. On January 31, 2026, she elects to begin Maximum Protected Annual Withdrawals. Her Protected Benefit Base is $100,000, Contract Value is $95,000, Maximum Protected Annual Withdrawal Rate is 8.0% during the Protected Lifetime Withdrawal Period and 3.5% in the Protected Lifetime Income Period, and she receives no Deferral Credit. Her current Maximum Protected Annual Withdrawal amount would $8,000 ($100,000 x 8.0%) during the Protected Lifetime Withdrawal Period.

Jean continues to withdraw $8,000 each year. On January 1, 2041, assume Jean’s Contract Value is $2,000. Jean can still take the full $8,000 in this year which will reduce the Contract Value to $0.

On January 1, 2042, when Jean enters the Protected Lifetime Income Period, assuming the Protected Benefit Base is still $100,000, her Protected Lifetime Withdrawal is now $100,000 x 3.5% = $3,500.

Daily Example

Assume Jean is issued the Contract with $100,000 Purchase Payment on January 1, 2026. Assume on February 1, 2026, her Contract Value reaches its highest value for the quarter of $120,000. On April 1, 2026, the quarterly Benefit Anniversary, the Step-Up Base is set to $120,000 since that was the highest observed Contract Value over the past quarter. The Roll-Up Base remains at $100,000 and the Protected Benefit Base is set to $120,000. On April 2, 2026, assume Jean elects to begin Maximum Protected Annual Withdrawals. The Contract Value is $100,000, the Maximum Protected Annual Withdrawal Rate is 6.0%, and her Protected Benefit Base is $120,000. Her current Maximum Protected Annual Withdrawal Amount would be $120,000 x 6.0% = $7,200.

Protector Example

Assume that on January 1, 2026, Jean is issued the Contract with $100,000 in Purchase Payments. On January 31, 2026, she elects to begin Maximum Protected Annual Withdrawals. Her Protected Benefit Base is $100,000, Contract Value is $95,000, Maximum Protected Annual Withdrawal Rate is 6.0%. Her Maximum Protected Annual Withdrawal amount would be $100,000 x 6.0% = $6,000, which she will receive for life assuming she does not take an Excess Withdrawal.

Protected Death Benefit Example

Assume before Jean’s last annuitization date, she passes away. On that date, her Contract Value is $50,000, her total Purchase Payments paid were $100,000, and her Protected Death Benefit Base is $100,000. The Protected Death Benefit would be $100,000.

In the example above, if her Contract Value was $120,000 instead, then her Protected Death Benefit in this instance would be $120,000.

103

Alternatively, assume that the Contract Value is $100, the Protected Benefit Base is $130,000, the Protected Death Benefit Base is $100,000, the Maximum Protected Annual Withdrawal amount is $7,800, and the Protected Death Benefit Fee rate is 0.50%. If Jean takes her Maximum Protected Annual Withdrawal amount for the year, her Contract Value will go to $0. If she does not take their Maximum Protected Annual Withdrawal amount, the Protected Death Benefit Fee will be assessed: $100,000 x 0.50% = $500, which is greater than the Contract Value and will take the Contract Value to $0 (note only $100 is assessed in this case). In either case the Contract owner will enter the Protected Lifetime Income Period and the Protected Death Benefit Base will no longer apply. No death benefit will be paid out should Jean pass away during the Protected Lifetime Income Period.

104

Appendix E – State Availability and/or Variations

PROSPECTUS PROVISION	AVAILABILITY OR VARIATION	ISSUE STATE
Right to Examine

If You are age 60 or older on the Contract issue date, the right to examine period is 30 days. During the right to examine period, You will be invested in the money market portfolio. If You cancel Your Contract, You will receive Your Purchase Payments paid.

If You are age 60 on the Contract issue date and You cancel Your Contract within the right to examine, You will receive the Contract Value on the day We received Your request in Good Order at the Annuity Service Center. During the right to examine period, You will be invested in the money market portfolio.

California
Right to Examine	The right to examine period is 21 days and if You cancel Your Contract, the amount You will receive will be Your Contract Value plus fees and charges on the day We receive Your request in Good Order.	Florida
105

Additional information about the Contract, the Separate Account, and the Company can be found in the Statement of Additional Information (“SAI”) dated May 18, 2026 that is available upon request without charge. To request a copy or to ask about Your Contract, please contact:

One Financial Way

Montgomery, Ohio 45242

888.925.6446

Or visit www.augustarfinancial.com/starstream.

Reports and other information about AuguStar Variable Account A are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier: C000267449

106

STATEMENT OF ADDITIONAL INFORMATION

StarStream Variable Annuity

May 18, 2026

Issued by

AuguStar® Variable Account A

of

AuguStar® Life Insurance Company

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Contract's Prospectus, dated May 18, 2026. A copy of the prospectus may be obtained without charge by calling 888.925.6446, visiting www.augustarfinancial.com/starstream, or writing us at:

One Financial Way

Montgomery, Ohio 45242

Table of Contents

The Company and the Separate Account
Custodian
Non-Principal Risks of Investing In The Contract
Independent Registered Public Accounting Firm
Underwriter
Calculation of Performance Data
Financial Statements

The Company and the Separate Account

AuguStar Life Insurance Company (“AuguStar Life”) was organized under the laws of Ohio on September 9, 1909, as The Ohio National Life Insurance Company, and on October 2, 2023 changed its name to AuguStar Life Insurance Company. We write life, accident and health insurance and annuities in 49 states, the District of Columbia and Puerto Rico. Our home office is located at One Financial Way, Montgomery, Ohio 45242. We are a stock life insurance company owned by Constellation Insurance, Inc., which is wholly-owned by Constellation Insurance Holdings, Inc. Currently, Constellation Insurance, Inc. has assets of approximately $42.2 billion and equity of approximately $1.9 billion.

AuguStar Variable Account A (“VAA”) was established by The Ohio National Life Insurance Company on August 1, 1969, as a separate account registered as a unit investment trust under the Investment Company Act of 1940 to funding variable annuity contracts. On October 2, 2023, the name of the Separate Account was changed from “Ohio National Variable Account A” to “AuguStar Variable Account A.”

Custodian

AuguStar Life, the depositor, One Financial Way, Montgomery, Ohio 45242, holds custody of VAA’s assets.

Non-Principal Risks of Investing In The Contract

There are potential risks associated with annuity contracts, including opportunity cost, early death, divorce, affiliated funds, and fund of funds arrangements, which may impact the value and returns of the investment.

Principal amounts committed to an annuity contract are limited to the investment options available within the contract. This restriction may cause you to miss out on potentially more profitable investment opportunities outside of the contract, leading to an opportunity cost.

If you die earlier than expected, your designated beneficiary may not receive the full benefit of the future payments. The annuity contract is designed to provide payments over a specified period, often based on your life expectancy. If you pass away sooner, the remaining payments will not be fully realized, reducing the financial benefit to your beneficiary.

In the event of a divorce, the annuity contract may be considered a marital asset, subject to division between you and your former spouse. This division can significantly reduce the financial benefit you receive from the annuity, as the value intended for your retirement may be diminished or lost entirely.

There may be an incentive to select affiliated funds because they generate more revenue for the company. This potential conflict of interest could impact the overall returns on the investment, as the selection of funds may not be entirely aligned with optimizing financial outcomes for the investors.

In some fund of funds (or master-feeder) arrangements, you may pay fees and expenses at both the fund of funds level and the underlying fund level. These additional layers of fees can significantly reduce the overall returns on your investment, as the more fees you pay, the less money you have working for you.

1

We rely heavily on technology, including interconnected computer systems and data storage networks and digital communications, to conduct our business.  Because our business is highly dependent on the effective operation of our computer systems and those of our service providers and partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failure (e.g., hardware and software malfunction), and cyberattacks.  Cyberattacks may be systemic (e.g., affecting the internet, cloud services, or other infrastructure) or targeted (e.g., failures in breach of our systems or those of third parties on whom we rely, including ransomware and malware attacks).  Cybersecurity risks include, among other things, the loss, theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on our websites (or the websites of third parties on whom we rely), other operational disruption and unauthorized release, use or abuse of confidential customer information.  The risk of cyberattacks may be higher during periods of geopolitical turmoil.  Due to the increasing sophistication of cyberattacks, a cybersecurity breach could occur and persist for an extended period of time without detection.  Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value and interfere with our ability to process contract transactions and calculate account values.  Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying portfolios, impact our ability to calculate account values and unit values and/or the underlying portfolios to be able to calculate share values, cause the release or possible destruction of confidential customer and/or business information, impede order processing or cause other operational issues, subject us and/or our service providers and intermediaries to regulatory fines, litigation and financial losses and/or cause reputational damage.  Cybersecurity risks may also impact the issuers of securities in which the underlying portfolios invest, which may cause the underlying portfolios to lose value.  The preventative actions we take to reduce the frequence and severity of cybersecurity incidents and protect our computer systems may be insufficient to prevent a cybersecurity breach from impacting our operations or your contract value. There can be no assurance that we or the underlying portfolios or our service providers and intermediaries will be able to avoid cybersecurity breaches affecting your contract.

The development and deployment of AI tools and technologies, including generative AI, and its use and anticipated use by use or by third parties on whom we rely, may increase our existing operational risks or create new operation risks that we are not currently anticipating.  AI and generative AI may be misused by us or by third parties upon which we rely, and that risk is increased by the relative newness of the technology, the speed at which it is being adopted, and the uncertain and evolving policy and regulatory landscape governing its use. Such misuse could expose us to legal or regulatory risk. Because the generative AI technology is so new, may of the potential risks of generative AI are currently unknowable.

In addition, we are also exposed to risks related to natural and man-made disasters, including, but not limited to, the occurrence of any storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts or any other event, which could adversely affect our ability to conduct business.  A natural or man-made disaster, including a pandemic such as COVID-19, could result in our workforce, service providers, and/or third-party administrators being comprised and unable or unwilling to fully perform their responsibilities, which could likewise result in interruptions in our service.  This could interfere with our processing of contract transactions, including processing orders from owners and orders with the underlying portfolios, impact our ability to calculate contract value, or have other adverse impacts on our operations.  These events may also negatively affect our service providers and intermediaries, the underlying portfolios and issuers of securities in which the underlying portfolios invest, which may cause the portfolios underlying your contract to lose value.  There can be no assurance that we or the underlying portfolios or our service providers and intermediaries will be able to avoid negative impacts associated with natural and man-made disasters.

2

Independent Registered Public Accounting Firm

KPMG LLP, located at 191 W. Nationwide Blvd., Suite 500, Columbus, OH 43215, is an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The financial statements of VAA and the statutory financial statements and financial statement schedules of AuguStar Life have been incorporated by reference herein in reliance upon the reports of KPMG LLP.

The KPMG LLP report dated April 8, 2026, of AuguStar Life includes explanatory language that states that the financial statements are prepared by AuguStar Life using statutory accounting practices prescribed or permitted by the Ohio Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the financial statements are not presented fairly in accordance with U.S. generally accepted accounting principles and further states that those financial statements are presented fairly, in all material respects, in accordance with statutory accounting practices prescribed or permitted by the Ohio Department of Insurance.

Underwriter

AuguStar Distributors, Inc. (“ADI”), the principal underwriter of the contracts, is located at One Financial Way, Cincinnati, OH 45242. ADI is registered with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. ADI is a wholly-owned subsidiary of Constellation Insurance, Inc. The aggregate amount of commissions paid to ADI for contracts issued by VAA, and the amounts retained by ADI, for each of the last three years have been:

Year	Aggregate Commissions	Retained Commissions
2025	$841,328	$466,474
2024	$1,254,403	$553,222
2023	$1,522,763	$608,300

Mixed and Shared Funding

In addition to being offered to VAA, certain Variable Portfolio shares are offered to our other Separate Accounts for variable annuity contracts and a Separate Account of AuguStar Life Assurance Corporation for variable life insurance contracts. Variable Portfolio shares may also be offered to other insurance company Separate Accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity Separate Accounts, or Separate Accounts of other life insurance companies, and qualified plans to invest in shares. Although neither we nor any of the Variable Portfolios currently foresee any such disadvantage, the Board of Directors or Trustees of each Variable Portfolio will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of VAA’s participation in a Variable Portfolio. Material conflicts could result from such things as:

● changes in state insurance law;

● changes in federal income tax law;

● changes in the investment management of any Fund; or

● differences in voting instructions given by different types of owners.

3

Calculation of Performance Data

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Variable Portfolio. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. Quoted results are neither an estimate nor a guarantee of future investment performance, and do not represent the actual experience of amounts invested by any particular Contract Owner.

Total Returns

A Variable Portfolio may advertise its “average annual total return” over various periods of time. “Total return” represents the average percentage change in value of an investment in the Variable Portfolio from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each full year period. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC, and is also referred to as “standardized return.”

The average annual total return and the yields referenced below do not reflect any advisory fee paid to a financial professional from Contract Value, and if such fees were reflected, performance would be lower.

Average Annual Total Return

To calculate a Variable Portfolio’s average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its applicable Variable Portfolio Unit Value (the “initial payment”) and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Variable Portfolio (“full withdrawal value”). The full withdrawal value reflects the effect of all recurring Contract fees and charges applicable to a Contract Owner under the Contract, including the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Investment Platform Fee, but does not reflect any charges for applicable premium taxes and/or any other taxes, any optional living benefit rider charge, any nonrecurring fees or charges, or any increase in the Risk Charge for an optional Death Benefit Rider. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

T = (ERV/P)(365/N) – 1

where T = average annual total return

ERV = ending redeemable value

P = hypothetical initial payment of $1,000

N = number of days

Average annual total return figures will be given for recent 1-, 3-, 5- and 10-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Variable Portfolio’s operations, or on a year-by-year basis).

4

When considering “average” total return figures for periods longer than one year, it is important to note that the relevant Variable Portfolio’s annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Variable Portfolio may use “aggregate” total return figures along with its “average annual” total return figures for various periods; these figures represent the cumulative change in value of an investment in the Variable Portfolio for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any increases in Risk Charge for an optional Death Benefit Rider, charges for premium taxes and/or any other taxes, any optional living benefit rider charge, or any non-recurring fees or charges. Standardized return figures will always accompany any non-standardized returns shown.

Yields

Fidelity® VIP Government Money Market

The “yield” (also called “current yield”) of the Fidelity® VIP Government Money Market is computed in accordance with a standard method prescribed by the SEC. The net change in the Variable Portfolio’s Unit Value during a seven-day period is divided by the Unit Value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Fidelity® VIP Government Money Market Subaccount is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Fidelity® VIP Government Money Market are not included in the yield calculation. Current yield and effective yield do not reflect the deduction of charges for any applicable premium taxes and/or any other taxes, any increase in the Risk Charge for an optional Death Benefit Rider, any optional living benefit rider charge or any non-recurring fees or charges, but do reflect a deduction for the asset-based Risk Charge, the asset-based Administrative Fee, and the asset-based Investment Platform Fee.

Other Variable Portfolio

“Yield” of the other Variable Portfolios is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Variable Portfolio Unit earned during a specified one-month or 30-day period is divided by the Variable Portfolio Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semi-annual compounding:

5

where:

a = net investment income earned during the period by the Portfolio attributable to the Subaccount.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.

d = the Unit Value of the Variable Portfolio Units on the last day of the period.

The yield of each Variable Portfolio reflects the deduction of all recurring fees and charges applicable to the Variable Portfolio, such as the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Investment Platform Fee, but does not reflect any charge for applicable premium taxes and/or any other taxes, increase in the Risk Charge for an optional Death Benefit Rider, any optional living benefit rider charge or any non-recurring fees or charges.

The Variable Portfolios’ yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Variable Portfolio’s performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various underlying Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Financial Statements

The December 31, 2025 financial statements of VAA and the December 31, 2025 financial statements of the Depositor are incorporated into this SAI by reference to VAA’s most recent Form N-VPFS filed with the SEC.

6

 Part C – Other Information

Item 27. Exhibits

Exhibit Number	Description	Location
(a)	Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant’s registration statement on Form S-6 on August 3, 1982 (File no. 2-78652) and is incorporated by reference herein.	No link available.
(b)	Custodian Agreements	Not applicable
(c)	Underwriting Contracts
(c)(1)	Amended and Restated Principal Underwriting Agreement between AuguStar Life Insurance Company and AuguStar Distributors, Inc., effective July 7, 2014.	Filed Herewith
(c)(2)	Amendment to Amended and Restated Principal Underwriting Agreement between AuguStar Life Insurance Company and AuguStar Distributors, Inc., effective May 1, 2020.	Filed Herewith
(c)(3)	Supplement to the Amendment to Amended and Restated Principal Underwriting Agreement between AuguStar Life Insurance Company and AuguStar Distributors, Inc., effective May 1, 2020.	Filed Herewith
(c)(4)	Commission Schedule, effective January 1, 2026	Filed Herewith
(d)	Contracts
(d)(1)	Contract Specifications, Form ICC25-VA-SPU	Filed Herewith
(d)(2)	Contract Specifications, Form ICC25-VA-SP	Filed Herewith
(d)(3)	Contract, Form ICC25-VA-1U	Filed Herewith
(d)(4)	Contract, Form ICC25-VA-1	Filed Herewith
(d)(5)	Spousal Continuation Rider, Form ICC25-SCR-1	Filed Herewith
(d)(6)	Nursing Home Waiver Rider, Form ICC25-NHW-1	Filed Herewith
(d)(7)	Enhanced Dollar Cost Averaging Rider, Form ICC25-EDCA-1	Filed Herewith
(d)(8)	Fixed Account Rider, Form ICC25-FAA-1	Filed Herewith
(d)(9)	Contract Specifications, Form Riders ICC25-VA-RDR	Filed Herewith
(d)(10)	Free Withdrawal Rider, Form ICC25-VFWR-1	Filed Herewith
(d)(11)	Return of Purchase Payment Guaranteed Minimum Death Benefit, Form ICC25-VROP-1	Filed Herewith
(d)(12)	Guaranteed Lifetime Withdrawal Optional Benefit (Boost), Form ICC25-GLWB-1	Filed Herewith
(d)(13)	Guaranteed Lifetime Withdrawal Optional Benefit (Daily), Form ICC25-GLWD-1	Filed Herewith
(d)(14)	Guaranteed Lifetime Withdrawal Optional Benefit (Level), Form ICC25-GLWL-1	Filed Herewith
(d)(15)	Guaranteed Lifetime Withdrawal Optional Benefit (Protector), Form ICC25-GLWP-1	Filed Herewith
(d)(16)	Contract Specifications, Optional Benefits, Form ICC25-VGLW-SP	Filed Herewith
(e)	Applications
(e)(1)	Individual Variable Annuity Application, Form ICC25-4900 SSP	Filed Herewith
(e)(2)	Individual Variable Annuity Application, Form ICC25-4900 STS	Filed Herewith

(f)	Certificate of Incorporation and By-Laws
(f)(1)	Amended and Restated Articles of Incorporation of AuguStar Life Insurance Company, effective April 9, 2024.	Incorporated by reference to Post-Effective Amendment No. 23, File Nos. 333-182250 and 811-1978, filed on April 26, 2024, Accession No. 0001398344-24-007804.
(f)(2)	Amended and Restated Code of Regulations (by-laws) of the Depositor, effective April 14, 2023.	Incorporated by reference to Post-Effective Amendment No. 23, File Nos. 333-182250 and 811-1978, filed on April 26, 2024, Accession No. 0001398344-24-007804.
(g)	Reinsurance Contracts
(g)(1)	Amended and Restated Variable Annuity Coinsurance and Modified Coinsurance Reinsurance Agreement between AuguStar Life Insurance Company and Sunrise Captive RE, LLC Amendment No 4, effective January 1, 2026.	Filed Herewith
(g)(2)	Amended and Restated Variable Annuity GMIB, GMDB and GLWB Coinsurance and Modified Coinsurance Reinsurance Agreement between Sunrise Captive RE, LLC and Sycamore RE, LTD. Amendment No. 5, effective January 1, 2026.	Filed Herewith
(h)	Participation Agreements
(h)(1)	Amended and Restated Participation Agreement between Depositor, Variable Insurance Products Funds, Fidelity Distributors Corporation, dated April 24, 2008.	Incorporated by reference to Initial Registration Statement, File Nos. 333-292518 and 811-4320, filed on December 31, 2025, Accession No. 0001398344-25-023261.
(h)(2)	Participation Agreement between The Ohio National Life Insurance Company, Ohio National Equities, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc.	Incorporated by reference to Post-Effective Amendment No. 3, File Nos. 333-109900 and 811-4320, filed on April 26, 2006, Accession No. 0000950152-06-003536.
(h)(3)	Amendment to Participation Agreement between The Ohio National Life Insurance Company, Ohio National Equities, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc.	Incorporated by reference to Post-Effective Amendment No. 3, File Nos. 333-109900 and 811-4320, filed on April 26, 2006, Accession No. 0000950152-06-003536.
(h)(4)	Participation Agreement between Depositor, Goldman Sachs Variable Insurance Trust and Goldman Sachs & Co., dated May 1, 1998.	Incorporated by reference to Initial Registration Statement, File Nos. 333-292518 and 811-4320, filed on December 31, 2025, Accession No. 0001398344-25-023261.
(h)(5)	Participation Agreement between Depositor and AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Invesco Distributors, Inc., and Ohio National Equities, Inc., dated June 1, 2010.	Incorporated by reference to Initial Registration Statement, File Nos. 333-292518 and 811-4320, filed on December 31, 2025, Accession No. 0001398344-25-023261.
(h)(6)	Fund Participation Agreement between the Depositor and Janus Aspen Series, dated May 1, 1998.	Incorporated by reference to the Initial Registration Statement, File Nos. 333-43515 and 811-01978, filed on April 10, 1998, Accession No. 0000950152-98-003161.

(h)(7)	Participation Agreement between Depositor, MFS Variable Insurance Trust, and Massachusetts Financial Services Company, dated November 1, 2001.	Incorporated by reference to Initial Registration Statement, File Nos. 333-292518 and 811-4320, filed on December 31, 2025, Accession No. 0001398344-25-023261.
(h)(8)	Participation Agreement between Depositor and PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC, dated August 1, 2002.	Incorporated by reference to Initial Registration Statement, File Nos. 333-292518 and 811-4320, filed on December 31, 2025, Accession No. 0001398344-25-023261.
(h)(9)	Participation Agreement between Depositor, Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, and Ivy Funds Variable Insurance Portfolios, Inc., dated September 22, 2008.	Incorporated by reference to Initial Registration Statement, File Nos. 333-292518 and 811-4320, filed on December 31, 2025, Accession No. 0001398344-25-023261.
(i)	Administrative Contracts	Not applicable
(j)	Other Material Contracts	Not applicable
(k)	Legal Opinion	Filed Herewith
(l)	Consent of Independent Registered Public Accounting Firm	Filed Herewith
(m)	Omitted Financial Statements	Not applicable
(n)	Initial Capital Agreements	Not applicable
(o)	Form of Initial Summary Prospectuses	Filed Herewith
(p)	Power of Attorney	Filed Herewith
(q)	Letter Regarding Change in Certifying Accountant	Not applicable
(r)	Historical Current Limits on Index Gains	Not applicable

Item 28. Directors and Officers of the Depositor

The principal business address for each officer and director is One Financial Way, Montgomery, Ohio 45242, unless otherwise noted.

Name	Position and Offices with Depositor
Anurag Chandra (1)	Director, Chairman and CEO
Philippe Charette (2)	Director
Patricia Guinn	Director
Wes Thompson	Director
Steven C. Verney	Director
James Cheng	Director
Clifford J. Jack	President & CEO, AuguStar Retirement
David A. Azzarito (4)	President, AuguStar Seguros
Nancy M. Westbrock	President & CEO, ONESCO
Michael Akker	SVP & Chief Operating Officer, AuguStar Life
Lori Dashewich	SVP, Chief Financial Officer
Sachin Jain	SVP, Chief Investment Officer & President, Constellation Investments
Carlos Paiva (4)	SVP, Corporate Secretary & General Counsel and Compliance Officer, AuguStar Seguros

Scott N. Shepherd	SVP, Chief Risk Officer & President, Constellation Re
Marc A. Socol	SVP & Chief Revenue Officer, AuguStar Retirement
Shimon Bachrach	VP, Chief Pricing Officer - Variable Annuities
Andrea Baker	VP, Internal Audit
G. Timothy Biggs	VP, Commercial Mortgage Loans, Constellation Investments
Richard C. Brooks, Jr.	VP, Corporate Legal & Compliance and General Counsel, AuguStar Life
Kevin Buhrlage	VP Corporate Risk Management & Infrastructure, Constellation Investments
William Burrow	VP, Strategic Relationships, AuguStar Retirement
Michelle Carroll	VP, Marketing Operations
Lisa Csaszar	VP, AuguStar Retirement Operations
Christopher Finger	VP, Financial Reporting
Ramon Galanes	VP, Corporate Actuarial, AuguStar Seguros
Manda Ghaferi	VP, General Counsel and Assistant Secretary, AuguStar Retirement
Elizabeth Griffith	VP, Head of Distribution Services, AuguStar Retirement
Hunter Jones	VP, Chief Compliance Officer, Constellation Investments
Mark Kehoe	VP, Corporate Credit, Constellation Investments
Carolyn J. Krisko	VP & Controller
Sharon Luty	VP, Strategic Platforms and Integration, AuguStar Retirement
Bradley Owens	VP, Corporate Tax
Theodore Parker	VP, National Sales Manager, AuguStar Retirement
Mark Peterson	VP, Chief Distribution Officer, AuguStar Life
Rajiv Ranjan (5)	VP, ALM & Hedging Strategy, Constellation Investments
David Shaver	VP, Chief Pricing Officer, AuguStar Life
David E. Spaulding	VP, Finance, AuguStar Seguros
Daniel Starishevsky	VP, Head of Marketing, AuguStar Retirement
David Szeremet	VP, Advanced Sales, AuguStar Life
Andrew J. VanHoy	VP, ONESCO Compliance
Joel G. Varland	VP, Enterprise Risk Management
Gwen Vaught	VP, Underwriting and New Business, AuguStar Life
Jeff Weisman	VP, Structured Products, Constellation Investments
Donna K. Weninger	VP, Head of Actuarial Valuation
Corey Wilkosz	VP, Chief Pricing Officer - Fixed and Indexed Annuities
Michelle Wilson	VP, Human Resources
Molly Akin	Chief Compliance Officer, Separate Accounts
Brijendra Grewal	Treasurer & Chief Corporate Development Officer & President, Institutional Markets
Marc "Ari" Bruger (5)	Managing Director, Constellation Investments
Jonathan Egol	Managing Director, Constellation Investments
Megan Meyer	General Counsel and Assistant Secretary, Constellation Investments
Emily M. Reed	Assistant Corporate Secretary & Paralegal

(1)	1211 6th Avenue, 30th Floor New York, NY 10036
(2)	1000 Place Jean-Paul-Riopelle Montreal, PQ H2ZB3
(3)	5650 Yonge Street Toronto, Ontario M2M 4H5
(4)	550 West Cypress Creek Road Suite 370 Fort Lauderdale, FL 33309
(5)	31 W. 52nd Street, Suite 2401, New York, NY 10019

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of the Depositor. The Depositor is an indirect subsidiary of Constellation Insurance GP LLC. An organization chart for Constellation Insurance GP LLC is set forth below.

La Caisse, owns (1) 49.5% of the voting securities of Constellation Insurance GP, LLC; and (2) 20% of the voting securities of Constellation Insurance Holdings, Inc., an Ohio intermediate holding company.

Ontario Teachers’ Pension Plan Constellation Voting Trust, a Canadian voting trust, owns 29.9% of the voting securities of Constellation Insurance GP, LLC.

11004883 Canada Inc., a Canadian holding company, owns (1) 19.6% of the voting securities of Constellation Insurance GP, LLC; and (2) 20% of the voting securities of Constellation Insurance Holdings, Inc.

Constellation Insurance GP LLC, a Delaware holding company, owns 100% of the voting securities of ONLH Holdings GP LLC, a Delaware intermediate holding company.

ONLH Holdings GP LLC owns 99% of the voting securities of ONLH Holdings LP, a Delaware limited partnership.

ONLH Holdings LP owns 60% of the voting securities of Constellation Insurance Holdings, Inc. and 100% of the voting securities of Constellation Investments, Inc., an Ohio investment adviser.

Name (and Business)	Jurisdiction	% Owned
Constellation Investments, Inc. (investment adviser)	Ohio	100%

Constellation Insurance Holdings, Inc., owns 100% of the voting securities of Constellation Insurance, Inc., an Ohio intermediate holding company and 100% of the voting securities of Sycamore Re, Ltd., a Cayman captive reinsurance company.

Name (and Business)	Jurisdiction	% Owned
Sycamore Re, Ltd. (captive reinsurance company)	Cayman	100%

Constellation Insurance, Inc. owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
AuguStar Life Insurance Company (insurance company)	Ohio	100%
Financial Way Realty, Inc (realty company)	Ohio	100%
Sycamore Re, Ltd. (captive reinsurance company)	Cayman	100%
ONTech, SMLLC (technology company)	Delaware	100%

Name (and Business)	Jurisdiction	% Owned
The O.N. Equity Sales Company (securities broker dealer)	Ohio	100%
AuguStar Distributors, Inc. (securities broker dealer)	Ohio	100%

AuguStar Life Insurance Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
AuguStar Variable Insurance Products Fund, Inc. (registered investment company)	Maryland	100%
Kenwood Re, Inc. (captive reinsurance company)	Vermont	100%
Montgomery Re, Inc. (captive reinsurance company)	Vermont	100%

Name (and Business)	Jurisdiction	% Owned
Camargo Re Captive, Inc. (captive reinsurance company)	Ohio	100%
National Security Life and Annuity Company (insurance company)	New York	100%
Sunrise Captive Re, LLC (captive reinsurance company)	Ohio	100%
ON Foreign Holdings, LLC (holding company)	Delaware	100%

The O.N. Equity Sales Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
O.N. Investment Management Company (investment adviser)	Ohio	100%
Ohio National Insurance Agency, Inc.	Ohio	100%

ON Foreign Holdings, LLC owns (1) 100% of the voting securities of AuguStar Lending, LLC, a holding company organized under the laws of Delaware, (2) 100% of the voting securities of ON Overseas Holdings Inc., a holding company organized under the laws of Netherlands, (3) 0.01% of the voting securities of O.N. International do Brasil Participações Ltda., a holding company organized under the laws of Brazil and (4) 0.02% of the voting securities of AuguStar Seguros y Reaseguros S.A., an insurance company organized under the laws of Peru.

ON Overseas Holdings Inc. owns 100% of the voting securities of ON Netherlands Holdings, Inc., a holding company organized under the laws of the Netherlands.

ON Netherlands Holdings, Inc. owns (1) 100% of the voting securities of ON Global Holdings, LLC, a holding company organized under the laws of Delaware, (2) 99.98% of the voting securities of AuguStar Seguros y Reaseguros S.A., an insurance company organized under the laws of Peru, (3) 99.99% of the voting securities of O.N. International do Brasil Participações Ltda., a holding company organized under the laws of Brazil and (4) 7.90% of the voting securities of AuguStar Sudamerica S.A., a holding company organized under the laws of Chile.

ON Global Holdings, LLC owns (1) 92.1% of the voting securities of AuguStar Sudamerica S.A., a holding company organized under the laws of Chile and (2) 0.01% of the voting securities of AuguStar Seguros de Vida S.A., an insurance company organized under the laws of Chile.

AuguStar Sudamerica S.A. owns 99.99% of the voting securities of AuguStar Seguros de Vida S.A., an insurance company organized under the laws of Chile.

Separate financial statements are filed with the Commission for AuguStar Life Insurance Company under registrant AuguStar Variable Account R, AuguStar Variable Account B and AuguStar Variable Account D and National Security Life and Annuity Company under registrant National Security Variable Account L and National Security Variable Account N.

Item 30. Indemnification

The sixth article of the Depositor’s Articles of Incorporation, as amended, provides as follows:

Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation’s request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys’ fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation’s request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation’s request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation’s request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law.

In addition, Article XII of the Depositor’s Code of Regulations states as follows:

If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation’s request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

The principal underwriter of the Registrant’s securities is presently AuguStar Distributors, Inc. (“ADI”). ADI is a wholly-owned subsidiary of Constellation Insurance, Inc. ADI also serves as the principal underwriter of securities issued by AuguStar Variable Account B, AuguStar Variable Account D and AuguStar Variable Account R, other separate accounts of the Depositor which are registered as unit investment trusts. ADI also serves as the principal underwriter of securities issued by National Security Variable Accounts N and L, separate accounts of the Depositor’s affiliate, National Security Life and Annuity Company.

The directors and officers of ADI are:

Name	Position with ADI
Marc A. Socol	Director, Chairman of the Board and President
Andrew J. VanHoy	Director, Vice President, Compliance
Clifford J. Jack	Director
Bradley Owens	VP, Corporate Tax
Teresa R. Cooper	Treasurer & Comptroller
Manda Ghaferi	Secretary

The principal business address of each of the foregoing is One Financial Way, Montgomery, Ohio 45242.

During the last fiscal year, ADI received the following commissions and other compensation, directly or indirectly, from the Registrant

Net Underwriting Discounts and Commissions	Compensation on Redemption and Annuitization	Brokerage Commissions	Compensation
$841,328	None	None	None

Item 32. Location of Accounts and Records

All records referenced are maintained and in the custody of AuguStar Life Insurance Company at its principal executive office located at One Financial Way Montgomery, Ohio 45242-5800.

Item 33. Management Services

Not applicable.

Item 34. Fee Representation

Pursuant to Section 26(f)(2)(A) of the Investment Company Act of 1940, as amended, AuguStar Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AuguStar Life Insurance Company.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, AuguStar Variable Account A, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Montgomery and the State of Ohio on 14th day of May 2026.

AuguStar Variable Account A
(Registrant)

By:	AuguStar Life Insurance Company
(Depositor)

By:	/s/ Clifford J. Jack
Clifford J. Jack, President & Chief Executive Officer

AuguStar Life Insurance Company
(Depositor)

By:	/s/ Clifford J. Jack
Clifford J. Jack, President & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Clifford J. Jack	President & CEO, AuguStar Retirement	May 14, 2026
Clifford J. Jack	(Principal Executive Officer)

*Anurag Chandra	Director, Chairman and CEO	May 14, 2026
Anurag Chandra

*Philippe Charette	Director	May 14, 2026
Philippe Charette

*James Cheng	Director	May 14, 2026
James Cheng

*Patricia Guinn	Director	May 14, 2026
Patricia Guinn

*Wes Thompson	Director	May 14, 2026
Wes Thompson

*Steven C. Verney	Director	May 14, 2026
Steven C. Verney

/s/ Lori Dashewich	SVP, Chief Financial Officer	May 14, 2026
Lori Dashewich	(Principal Accounting Officer and Principal Financial Officer)

/s/ Manda Ghaferi	Attorney in fact pursuant to Powers of Attorney.	May 14, 2026
Manda Ghaferi

Index of Exhibits

Exhibit Number	Description
(c)(1)	Amended and Restated Principal Underwriting Agreement between AuguStar Life Insurance Company and AuguStar Distributors, Inc., effective July 7, 2014
(c)(2)	Amendment to Amended and Restated Principal Underwriting Agreement between AuguStar Life Insurance Company and AuguStar Distributors, Inc., effective May 1, 2020
(c)(3)	Supplement to the Amendment to Amended and Restated Principal Underwriting Agreement between AuguStar Life Insurance Company and AuguStar Distributors, Inc., effective May 1, 2020
(c)(4)	Commission Schedule, effective January 1, 2026
(d)(1)	Contract Specifications, Form ICC25-VA-SPU
(d)(2)	Contract Specifications, Form ICC25-VA-SP
(d)(3)	Contract, Form ICC25-VA-1U
(d)(4)	Contract, Form ICC25-VA-1
(d)(5)	Spousal Continuation Rider, Form ICC25-SCR-1
(d)(6)	Nursing Home Waiver Rider, Form ICC25-NHW-1
(d)(7)	Enhanced Dollar Cost Averaging Rider, Form ICC25-EDCA-1
(d)(8)	Fixed Account Rider, Form ICC25-FAA-1
(d)(9)	Contract Specifications, Form Riders ICC25-VA-RDR
(d)(10)	Free Withdrawal Rider, Form ICC25-VFWR-1
(d)(11)	Return of Purchase Payment Guaranteed Minimum Death Benefit, Form ICC25-VROP-1
(d)(12)	Guaranteed Lifetime Withdrawal Optional Benefit (Boost), Form ICC25-GLWB-1
(d)(13)	Guaranteed Lifetime Withdrawal Optional Benefit (Daily), Form ICC25-GLWD-1
(d)(14)	Guaranteed Lifetime Withdrawal Optional Benefit (Level), Form ICC25-GLWL-1
(d)(15)	Guaranteed Lifetime Withdrawal Optional Benefit (Protector), Form ICC25-GLWP-1
(d)(16)	Contract Specifications, Optional Benefits, Form ICC25-VGLW-SP
(e)(1)	Individual Variable Annuity Application, Form ICC25-4900 SSP
(e)(2)	Individual Variable Annuity Application, Form ICC25-4900 STS
(g)(1)	Amended and Restated Variable Annuity Coinsurance and Modified Coinsurance Reinsurance Agreement between AuguStar Life Insurance Company and Sunrise Captive RE, LLC Amendment No 4, effective January 1, 2026.
(g)(2)	Amended and Restated Variable Annuity GMIB, GMDB and GLWB Coinsurance and Modified Coinsurance Reinsurance Agreement between Sunrise Captive RE, LLC and Sycamore RE, LTD. Amendment No. 5, effective January 1, 2026.
(k)	Legal Opinion
(l)	Consent of Independent Registered Public Accounting Firm
(o)	Form of Initial Summary Prospectuses
(p)	Power of Attorney